     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998


                                                      REGISTRATION NO. 333-46225

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

                       GEORGIA                                              58-2213805
           (State or other jurisdiction of                               (I.R.S. Employer
           (incorporation or organization)                              Identification No.)

                             ---------------------
                            2300 WINDY RIDGE PARKWAY
                                SUITE 100 NORTH
                          ATLANTA, GEORGIA 30339-8426
                                 (770) 955-3815
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                          CLINTON MCKELLAR, JR., ESQ.
                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
                            2300 WINDY RIDGE PARKWAY
                                SUITE 100 NORTH
                          ATLANTA, GEORGIA 30339-8426
                                 (770) 955-3815
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
     The Commission is requested to mail copies of all orders, notices and communications to:

            LEONARD A. SILVERSTEIN, ESQ.                              J. VAUGHAN CURTIS, ESQ.
             LONG ALDRIDGE & NORMAN LLP                                  ALSTON & BIRD LLP
              5300 ONE PEACHTREE CENTER                                 ONE ATLANTIC CENTER
                303 PEACHTREE STREET                                 1201 W. PEACHTREE STREET
             ATLANTA, GEORGIA 30308-3201                            ATLANTA, GEORGIA 30309-3424
                   (404) 527-4000                                         (404) 881-7000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED MARCH 16, 1998


                              PROFIT RECOVERY LOGO

                                4,400,000 SHARES

                                  COMMON STOCK


     Of the 4,400,000 shares offered hereby, 2,000,000 shares are being sold by The Profit Recovery Group International, Inc. (the "Company") and 2,400,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Common Stock of the Company is listed for trading on The Nasdaq Stock Market under the symbol "PRGX." On March 12, 1998, the last sale price for the Common Stock as reported on The Nasdaq Stock Market was $20.50 per share.


                             ---------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================================
                                                   UNDERWRITING
                                PRICE TO           DISCOUNTS AND         PROCEEDS TO          PROCEEDS TO SELLING
                                 PUBLIC             COMMISSIONS          COMPANY(1)             SHAREHOLDERS(2)
----------------------------------------------------------------------------------------------------------------------
Per Share................  $                    $                    $                    $
----------------------------------------------------------------------------------------------------------------------
Total(2).................  $                    $                    $                    $
======================================================================================================================

(1) Before deducting expenses payable by the Company estimated at $750,000.
(2) Certain Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 660,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Shareholders will be $          , $          , $          and
    $          , respectively. See "Underwriting."

                             --------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about             , 1998.

BANCAMERICA ROBERTSON STEPHENS
                 HAMBRECHT & QUIST
                                   THE ROBINSON-HUMPHREY COMPANY

                 THE DATE OF THIS PROSPECTUS IS MARCH   , 1998.

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     3
Risk Factors................................................     7
Recent Developments.........................................    12
Use of Proceeds.............................................    12
Dividend Policy.............................................    13
Price Range of Common Stock.................................    13
Capitalization..............................................    14
Selected Consolidated Financial Data........................    15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    17
Business....................................................    24
Management..................................................    34
Principal and Selling Shareholders..........................    42
Description of Capital Stock................................    44
Shares Eligible for Future Sale.............................    46
Underwriting................................................    49
Legal Matters...............................................    50
Experts.....................................................    50
Additional Information......................................    50
Incorporation of Certain Documents by Reference.............    51
Index to Financial Statements...............................   F-1

     AuditPro(R), AuditPro 97(TM), EDI Inquiry(TM), Claims Management System(TM), FreightPro(TM), Profit Recovery Group International(R), PRG(R), RecoverNow(R) and ReportPro(TM) are trademarks of the Company. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

     The Company's principal executive offices are located at 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, and its telephone number is (770) 955-3815.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Profit Recovery Group International, Inc. (the "Company") is a leading provider of accounts payable and other recovery audit services to large retailers, wholesale distributors, healthcare providers, technology companies and other large transaction-intensive companies, as well as to certain governmental agencies. In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Moreover, services such as telecommunications, utilities and freight provided to businesses under complex pricing arrangements can result in overpayments. All of these overpayments result in "lost profits." The Company identifies and documents overpayments by using sophisticated proprietary technology and advanced audit techniques and methodologies, and by employing highly trained, experienced recovery audit specialists. The Company continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates, but excluding confidential client data.

     Retail businesses, such as discount, department, specialty, grocery and drug stores, as well as wholesale distributors, certain governmental agencies, healthcare providers and technology companies process large numbers of payment transactions. Although the vast majority of payment transactions are processed correctly, a small number of errors occur principally because of communication failures between purchasing and payables departments, complex pricing arrangements, personnel turnover and changes in information and accounting systems. In the aggregate, vendor pricing errors, missed discounts, allowances and rebates, incorrect freight charges and duplicate payments can represent meaningful lost profits that can be particularly significant for businesses with relatively narrow profit margins. Although internal recovery audit departments identify some payment errors, independent recovery audit firms often are retained by businesses to identify additional overpayments.

     The Company principally targets large businesses having at least $500 million in annual revenues, although smaller businesses may be attractive clients. Retailers continue to constitute the substantial majority of the Company's client and revenue base, and the Company's current marketing efforts are largely directed toward that industry. The top 100 retailers worldwide had aggregate revenues of approximately $1.4 trillion in 1996, and over 1,600 retailers worldwide each had annual revenues in excess of $500 million. The U.S. retailing industry represented approximately $2.5 trillion in revenues in 1996. The Company believes that a typical U.S. retailer makes payment errors that are not discovered internally, which in the aggregate can range from several hundred thousand dollars to more than $1.0 million per billion dollars of revenues.

     The domestic and international recovery audit industry is fragmented and characterized by several large and many small, local and regional firms. Many local and regional firms lack the centralized resources or broad client base to support the technology investment required to provide comprehensive recovery audit services. Businesses increasingly have implemented technology referred to as electronic data interchange ("EDI") to communicate electronically with vendors to exchange inventory and sales data, transmit purchase orders, submit invoices, forward shipping and receiving information and remit payments. Although EDI streamlines the processing of large numbers of transactions, it can magnify errors because the errors may be replicated automatically in thousands of transactions. Recovery audit firms, therefore, require sophisticated technology in order to audit EDI accounts payable processes effectively.

     The Company's objective is to become the leading worldwide provider of recovery audit services. The Company believes that it will have to increase significantly its revenues to achieve this objective. The Company's strategy is to continue expanding its international presence and increasing its retail client base, while diversifying into other transaction-intensive industries, such as financial services, transportation and lodging and gaming. The Company recently expanded its recovery audit services to the healthcare and technology industries as the result of three acquisitions in the first half of 1997 and entered the tax recovery and ocean freight auditing fields through two acquisitions in the fourth quarter of 1997. The Company also seeks to maintain its high client retention rate and intends to promote client outsourcing arrangements, maintain technology leadership, including its EDI capabilities, and pursue strategic acquisitions of domestic and international businesses providing complementary recovery audit services. Of the Company's accounts payable audit clients in 1996 that had claims exceeding $100,000 in that year (excluding clients no longer in existence due to such clients' bankruptcies or acquisitions), more than 90% continued to utilize the Company's services in 1997. The Company's revenues have increased 61.5%, 38.0% and 45.3% for the years ended December 31, 1995, 1996 and 1997, respectively, due to the Company's high client retention rate, increasing client base, expansion into international markets and strategic acquisitions.


                              RECENT DEVELOPMENTS


     In January 1997, the Company acquired the net operating assets of Shaps Group, Inc., a California-based company providing recovery audit services to manufacturers and distributors of technology products for a total purchase price of $5.4 million, all of which was paid in Common Stock. In February 1997, the Company acquired all of the common stock of Accounts Payable Recovery Services, Inc., a Texas-based company providing recovery audit services to healthcare entities and energy companies, for a total purchase price of $4.0 million, $2.0 million of which was paid in cash with the balance paid in Common Stock. In May 1997, the Company acquired all of the common stock of The Hale Group, a California-based company that also provides recovery audit services primarily to healthcare entities, for a total purchase price of $2.1 million, $1.1 million of which was paid in cash with the balance paid in Common Stock.


     In October 1997, the Company acquired 98.4% of Financiere Alma, S.A. and its subsidiaries (collectively, "Alma"), a privately held recovery audit firm based in Paris, France, for $24.6 million in cash and approximately 859,000 unregistered shares of Common Stock with the obligation to acquire the remaining interest in Alma by January 1999. Founded in 1986, Alma specializes in identifying and recovering various types of French tax overpayments by corporations. Alma operates exclusively in France where it currently serves approximately 2,000 clients, including many of France's 50 largest corporations. Alma's revenues were $21.3 million and $21.7 million for the years ended December 31, 1996 and 1997, respectively. The acquisition of Alma provides the Company an entry into the tax recovery auditing field, and strengthens the Company's management and operations in Europe. As a result of emerging developments such as the Alma transaction, the Company restructured and realigned certain facets of its European management structure in the fourth quarter of 1997 and incurred a pre-tax charge to earnings of $1.2 million. In November 1997, the Company acquired the net operating assets of TradeCheck, LLC, a Washington-based company that provides ocean freight recovery audit services. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

Common Stock offered by the Company....     2,000,000 shares

Common Stock offered by the Selling
Shareholders...........................     2,400,000 shares


Common Stock to be outstanding after
the offering...........................     21,264,124 shares(1)


Use of proceeds by the Company.........     For repayment of outstanding
                                            indebtedness incurred in the Alma
                                            transaction, continued international
                                            expansion, potential future
                                            acquisitions, and general corporate
                                            purposes, including working capital.
                                            See "Use of Proceeds."

The Nasdaq Stock Market symbol.........     PRGX
---------------


(1) Based on the number of shares outstanding at March 11, 1998. Excludes 2,531,293 shares of Common Stock issuable upon the exercise of stock options outstanding at March 11, 1998 at a weighted average exercise price of $12.91 per share. See "Management -- 1996 Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                           1994     1995(1)   1996(2)   1997(3)(4)
                                                          -------   -------   -------   ----------
STATEMENTS OF EARNINGS DATA:
Revenues................................................  $34,690   $56,031   $77,330    $112,363
Operating income........................................    4,184     6,442    11,039      16,175
Net earnings............................................    3,640     4,507     3,150       9,623
Pro forma net earnings(5)...............................    2,220     2,935     6,668
Earnings (pro forma for 1995 and 1996) per share:
  Basic.................................................                .24       .41         .52
  Diluted...............................................                .21       .39         .51
Weighted average common and dilutive shares outstanding:
  Basic.................................................             12,000    16,268      18,415
  Diluted(6)............................................             14,948    17,457      18,909


                                                                   DECEMBER 31, 1997
                                                              ---------------------------
                                                              HISTORICAL   AS ADJUSTED(7)
                                                              ----------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $19,386        $ 32,674
Working capital.............................................    34,563          71,364
Total assets................................................   133,885         147,173
Long-term debt, excluding current installments..............    24,365             852
Total shareholders' equity..................................    63,072         101,272


---------------

(1) Effective January 1, 1995, the Company acquired Fial & Associates, Inc. See
    Note 8 of Notes to Consolidated Financial Statements of the Company.
(2) Includes a $3.7 million net deferred tax charge to expense for the year ended December 31, 1996 resulting from termination of the Company's predecessors' Subchapter S and partnership status. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of Notes to Consolidated Financial Statements of the Company.
(3) Effective October 1, 1997, the Company acquired 98.4% of Alma. See Note 8 of Notes to Consolidated Financial Statements of the Company.
(4) Includes a $1.2 million charge to restructure and realign certain facets of the European management structure in recognition of emerging developments such as the Alma acquisition. See Note 14 of Notes to Consolidated Financial Statements of the Company.
(5) The Company's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. Pro forma net earnings reflect, where applicable, a provision for income taxes to include the additional tax expense as if the Company had been subject to federal and state income taxes for all periods presented rather than the individual shareholders and partners.
(6) Includes all common dilutive shares issued in 1995 as exercised and outstanding, using the treasury stock method, as applicable, for 1995 and the first quarter of 1996. See Note 1(k) of Notes to Consolidated Financial Statements of the Company.

(7) Adjusted to give effect to the application of the net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $20.50 per share. See "Use of Proceeds."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning sales of the Company's services and operating income. When used in this Prospectus, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including, without limitation, the ability of the Company to successfully implement its operating and acquisition strategies, the Company's ability to manage rapid domestic and international expansion, changes in economic cycles, competition, changes in laws and governmental regulations applicable to the Company and the factors described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

DEPENDENCE ON KEY CLIENTS

     For the years ended December 31, 1995, 1996 and 1997, the Company derived 30.1%, 34.6% and 33.8%, respectively, of its revenues from its five largest clients. Wal-Mart Stores, Inc., including its affiliates (collectively, "Wal-Mart"), in the aggregate was the Company's largest client during 1995 and 1996, representing 12.7% and 14.4% of revenues during such years, respectively, and was the Company's second largest client in 1997, representing 10.4% of revenues for such year. Kmart Corporation ("Kmart") was the Company's largest client in 1997, representing 12.3% of revenues during the period, due in large part to a nonrecurring situation involving concurrent audits of multiple years. There can be no assurance that the Company's reliance on any single client or its largest clients will decrease over time or that the Company's largest clients will continue to utilize the Company's services at the same level. For example, one of the Company's five largest accounts representing 4.6% of the Company's domestic revenues for 1996 changed the Company's status from primary recovery auditor in 1996 to secondary recovery auditor in 1997. This change resulted in significantly lower revenues from that client in 1997. In addition, should one or more of the Company's large clients file for bankruptcy or otherwise cease to do business with the Company, or should one or more of the Company's large clients' vendors file for bankruptcy, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business -- Client Base."

UNCERTAINTY OF REVENUE RECOGNITION ESTIMATES AND COLLECTION OF CONTRACT RECEIVABLES

     The Company recognizes revenues from accounts payable recovery audit services to retailers, wholesale distributors and governmental agencies at the time overpayment claims are presented to and approved by clients, as adjusted for estimated uncollectible claims. The revenues from these clients constitute a substantial portion of the Company's revenues. Submitted claims that are not approved by clients for whatever reason are not considered when recognizing revenues. Estimated uncollectible claims initially are established, and subsequently adjusted, for each individual client based on historical collection rates, types of claims identified, current industry conditions and other factors which, in the opinion of management, deserve recognition. There can be no assurance that these estimates of uncollectible claims will be adequate and, if underestimated, the Company's financial condition and results of operations could be materially and adversely affected. See Note 1(c) of Notes to Consolidated Financial Statements of the Company.

     Claims subsequently are processed by clients and generally taken as credits against outstanding payables or future purchases from the involved vendors. Once credits are taken, the Company invoices its clients for its contractually stipulated percentage of the amounts recovered. The Company's contract receivables as of any balance sheet date are largely unbilled because the Company does not control the timing or extent of client claims processing, and because the timing of a client's payments for future purchases from the involved vendors are outside the Company's control. Consequently, there can be no assurance that the Company will collect its contract receivables because it is dependent on its clients pursuing such claims. This lengthy revenue and cash receipts cycle also subjects the Company to increased risk that contract receivables will not be collected because (i) the client or the involved vendors may file for bankruptcy protection, or (ii) the client may cease to do business with the involved vendors, thus eliminating the ability to take a credit against current and future purchases.

ACQUISITION RISKS

     During 1997, the Company acquired Shaps Group, Inc. ("Shaps"), Accounts Payable Recovery Services, Inc. ("APRSI"), The Hale Group ("Hale"), Alma and TradeCheck, LLC ("TradeCheck"). The

Company intends to continue pursuing possible future acquisitions. While the Company is not currently a party to any agreements or understandings with respect to any material acquisitions, management frequently evaluates strategic opportunities, and the Company is pursuing, and intends to continue pursuing, the acquisition of domestic and international businesses, including both direct competitors and businesses providing other types of recovery audit services. Future acquisitions may include larger businesses than those acquired to date and may include businesses that charge for some or all of their services on a fee basis rather than as a contractually negotiated percentage of amounts recovered. There can be no assurance, however, that the Company will be successful in consummating future acquisitions because of factors such as receptivity of potential acquisition candidates and valuation issues. Additionally, there can be no assurance that acquired companies can be successfully integrated into the Company. Future acquisitions by the Company may result in the diversion of management's attention from day-to-day operations, and such acquisitions may include numerous other risks, including difficulties integrating the operations, technology and personnel of the acquired companies.

     The Company may continue to enter new foreign markets or new lines of business by acquisition, such as the Company's recent acquisition of Alma in France and the other 1997 acquisitions of Shaps, APRSI, Hale and TradeCheck. Acquisitions of companies typically will be time consuming for management, and the acquired companies may be difficult to integrate with the Company's other operations because of differences in the respective companies' policies and procedures and cultures. Moreover, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt and amortization expense related to goodwill and other intangible assets that may materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that acquisition opportunities will continue to exist, that the Company will be able to acquire business operations or companies that satisfy the Company's acquisition criteria, or that any such acquisitions will be on terms favorable to the Company. See "Recent Developments."

INTERNATIONAL OPERATIONS

     The Company derived 27.3% of its revenues from international operations in 1997 and is relying heavily on international expansion to achieve its long-term growth objectives. For example, the Company recently acquired Alma, which had revenues of $21.3 million and $21.7 million for the years ended December 31, 1996 and 1997, respectively, and which would have increased revenues from international operations to 36.4% and 35.9% of the Company's consolidated revenues on a pro forma basis for the respective years. The Company currently operates outside the United States in Australia, Belgium, Canada, France, Germany, Mexico, The Netherlands, New Zealand, the United Kingdom and portions of Asia, including Hong Kong, Indonesia, Malaysia, Singapore, Taiwan and Thailand, and anticipates commencing operations in South Africa, Argentina and Brazil in the next 12 months. Although the Company's recovery audit services constitute a generally accepted business practice among retailers in the U.S. and in certain other countries, the services offered by the Company have not yet become widely utilized in many international markets. There can be no assurance that the Company's services will be accepted by prospective clients, vendors or other involved parties in such foreign markets. The failure of such parties to accept and utilize the services offered by the Company could have a material adverse effect on the Company's results of operations and growth.

     International operations are subject to inherent risks, including political and economic instability, difficulties in staffing and managing foreign operations and in collecting accounts receivable, fluctuating currency exchange rates, costs associated with localizing service offerings in foreign countries, unexpected changes in regulatory requirements and laws, difficulties in the repatriation of earnings and burdens of complying with a wide variety of foreign laws and labor practices, which may vary from country to country. For example, certain tax recovery audit practices could be subject to regulation as the unauthorized practice of law in some countries. The Company has encountered, and expects to continue to encounter, significant expense and delays in expanding its international operations because of language and cultural differences, and staffing, communications and related issues.

     In the Company's experience, entry into new international markets requires significant management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market typically operate at low margins or may be unprofitable. The Company's international expansion strategy will require substantial financial resources and may result in the Company incurring additional indebtedness and dilutive issuances of equity securities. There can be no assurance that such financing will be available to the Company on terms and conditions acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- The Profit Recovery Group Strategy."

MANAGEMENT OF GROWTH

     The Company recently has experienced a period of growth that has placed significant additional responsibilities on its operational, managerial and other resources. There can be no assurance that the Company will be able to hire and retain a sufficient number of qualified auditors to meet its anticipated growth or, if hired, that the Company will be able to provide the depth of training it is currently providing, or that a sufficient number of qualified non-auditor personnel can be hired to support the activities of such additional auditors. In particular, as the Company expands internationally, it will need to hire, train and retain qualified personnel in countries where language, cultural or regulatory impediments may exist. The Company's ability to manage its growth successfully will require continued improvement in its operational, managerial and financial systems controls. If the Company's management is unable to manage growth effectively, the Company's business, financial condition and results of operations could be adversely affected.

SEASONALITY; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend is expected to continue and reflects the inherent purchasing and operational cycles of the retailing industry, which is the principal industry served by the Company. The Company's October 1997 acquisition of Alma is not expected to affect this trend because Alma historically has experienced similar seasonality in its revenues and operating income. Should the Company not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results" and "Business -- Seasonality."

OFFERING BENEFITS TO AFFILIATES


     Certain parties affiliated with the Company will receive immediate and substantial financial benefits as a result of this offering. The net proceeds from the sale of shares of Common Stock in this offering, based on an assumed public offering price of $20.50 per share and after deducting underwriting discounts and commissions, to certain of the Selling Shareholders are approximately as follows: John M. Cook and affiliates, $18.8 million; John M. Toma, $2.9 million; Stanley B. Cohen, $4.9 million; Jonathan Golden, $3.9 million; and Garth H. Greimann and Berkshire Fund III, A Limited Partnership ("Berkshire Fund III"), $9.8 million. If the Underwriters' over-allotment option is exercised in full, the aggregate net proceeds will be as follows: John M. Cook and affiliates, $29.2 million; John M. Toma and affiliates, $3.3 million; and Garth H. Greimann and Berkshire Fund III, $11.7 million. See "Principal and Selling Shareholders."


DEPENDENCE ON PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY RIGHTS

     The Company's operations could be materially and adversely affected if it were not able to adequately protect its proprietary software, audit techniques and methodologies and other proprietary intellectual property rights. The Company relies upon a combination of the trade secret laws, nondisclosure and other contractual arrangements and technical measures to protect its proprietary rights. Although the Company presently holds U.S. and foreign registered trademarks and U.S. registered copyrights on certain of its proprietary technology, there can be no assurance that the Company will be able to obtain similar protection on its other intellectual property or that, in the case of foreign registered trademarks, they will receive the same enforcement protection as in the U.S. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information.

There can be no assurance, however, that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Further, the Company's competitors may independently develop technologies that are substantially equivalent or superior to the Company's technology. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. See "Business -- Proprietary Rights."

COMPETITION

     The recovery audit business is highly competitive. The competitive factors affecting the market for the Company's recovery audit services include: establishment and maintenance of client relationships, quality and quantity of claims identified, experience and professionalism of audit staff, rates for services, technology and geographic scope of operations. The Company's principal competitors for accounts payable recovery audit services include local and regional firms and one firm, Howard Schultz & Associates, with a network of affiliate organizations in the U.S. and abroad. Management believes this affiliated network has been in operation longer than the Company and may have achieved greater revenues than the Company in 1997. The Company's competitors for tax recovery audit services in France include major international accounting firms, tax attorneys and several smaller tax recovery audit firms. There can be no assurance that the Company will continue to be able to compete successfully with such competitors. In addition, competitive pricing pressures could adversely affect the Company's margins and may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The development of the Company's business and its operations have been materially dependent upon the active participation of John M. Cook, Michael A. Lustig and its other executive officers and key employees. In addition, the Company's success with tax recovery audit services in France has been, and will be, dependent upon the active participation of Marc Eisenberg and Eric Eisenberg. The loss of the services of one or more of these persons could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company has entered into employment agreements with Messrs. Cook, Lustig, Marc Eisenberg and Eric Eisenberg and other members of management. The Company also maintains key man life insurance policies in the aggregate amounts of $13.2 million on the life of Mr. Cook; $5.0 million on the life of Mr. Lustig; and $5.0 million on the life of Marc Eisenberg.

SIGNIFICANT INFLUENCE BY MANAGEMENT


     After giving effect to the sale of the shares of Common Stock offered hereby, executive officers and directors of the Company collectively will beneficially own 45.8% of the outstanding Common Stock (42.7% if the Underwriters' over-allotment option is exercised in full), of which John M. Cook will beneficially own 21.4% (18.9% if the Underwriters' over-allotment option is exercised in full). As a result, members of management collectively have significant influence over the election of the Board of Directors, the approval or disapproval of any other matters requiring shareholder approval and the affairs and policies of the Company. See "Management" and "Principal and Selling Shareholders."


CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation and Bylaws and Georgia law contain provisions that may have the effect of delaying, deferring or inhibiting a future acquisition of the Company not approved by the Board of Directors in which the shareholders otherwise might receive an attractive value for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors of the Company in connection with the transaction. These provisions include a staggered Board of Directors, special meeting call restrictions and the ability of the Board of Directors to consider the interests of various constituencies, including employees, clients and creditors of the Company and the local community. In addition, the Company's Articles of Incorporation authorize the Company to issue shares of preferred stock with such designations, powers, preferences and rights as may be fixed by the Board of Directors, without any further vote or action by the shareholders. Such provisions also could discourage bids for the shares of Common Stock at a premium, as well as create a depressive effect on the market price of the shares of Common Stock. See "Description of Capital Stock -- Certain Articles and Bylaw Provisions."

LIMITATION ON LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted under the laws of the State of Georgia. The Company's Bylaws provide that the Company shall indemnify its directors and officers and that the Company has the power to indemnify its employees and other agents to the maximum extent possible and in a manner permitted by Georgia law. In addition, the Company's shareholders have approved, and the Company has entered into, individual agreements to indemnify its directors and certain officers. See "Description of Capital Stock -- Certain Articles and Bylaw Provisions."

AUDITOR COMPENSATION

     The Company has developed a revised compensation program for its non-management domestic field auditors that it believes will more equitably compensate these individuals for their unique experience, skills and contributions in meeting Company objectives. The revised program was implemented in May 1997 and is based on nine different categories of competency composed of job-based skills and personal success factors. The Company designed the revised program so that future aggregate domestic auditor compensation expense will be unchanged from the aggregate amount that otherwise would have been paid under the previous program. Although the Company and certain of its domestic auditors have expended considerable time and resources to design the revised program, there can be no assurance that it will meet its design objectives. If the design objectives of the revised compensation program are not achieved, the Company's domestic costs and revenues could be materially and adversely affected.

CLIENT BANKRUPTCIES


     The Company currently derives a substantial portion of its revenues from clients in the retailing industry. The retailing industry is an intensely competitive environment, and retailer bankruptcy filings are not uncommon. During 1995, 1996 and 1997, certain of the Company's domestic retailing clients filed for bankruptcy protection resulting in aggregate net charges to operations of $468,000, $398,000 and $180,000, respectively. Future bankruptcy filings by the Company's clients or their vendors, particularly any of the Company's key clients, could have a material adverse effect on the Company's business, financial condition and results of operations.


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 21,264,124 shares of Common Stock outstanding. Substantially all of these shares will be transferable without restriction or registration under the Securities Act or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act.


     Approximately 8,941,049 shares of Common Stock (the "Lock-up Shares") are subject to lock-up agreements between the holders thereof and the representatives of the Underwriters, pursuant to which the holders of the Lock-up Shares have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock until 90 days after the date of this Prospectus (the "Lock-up Period"), subject to limited exceptions. See "Underwriting." Following the expiration of the Lock-up Period, substantially all of the Lock-up Shares will become available for immediate resale in the public market subject to the volume and other limitations of Rule
144. In connection with the APRSI, Hale, Alma and TradeCheck transactions, an additional 714,737 shares are subject to contractual lock-up provisions with the Company that will expire beyond the Lock-up Period. See "Management -- 1996 Stock Option Plan," "Description of Capital Stock" and "Shares Eligible for Future Sale."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock is traded on The Nasdaq Stock Market. Future announcements concerning the Company or its key clients or competitors, technological innovations, government regulations, litigation or changes in earnings estimates by analysts may cause the market price of the Common Stock to fluctuate substantially. Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, as well as general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock" and "Underwriting."

                              RECENT DEVELOPMENTS


     In January 1997, the Company acquired the net operating assets of Shaps, a California-based company providing recovery audit services to manufacturers and distributors of technology products, for a total purchase price of $5.4 million, all of which was paid in Common Stock. In February 1997, the Company acquired all of the common stock of APRSI, a Texas-based company providing recovery audit services to healthcare entities and energy companies, for a total purchase price of $4.0 million, $2.0 million of which was paid in cash with the balance paid in Common Stock. In May 1997, the Company acquired all of the common stock of Hale, a California-based company that also provides recovery audit services primarily to healthcare entities, for a total purchase price of $2.1 million, $1.1 million of which was paid in cash with the balance paid in Common Stock.


     In October 1997, the Company acquired 98.4% of Alma, a privately held recovery audit firm based in Paris, France for $24.6 million in cash and approximately 859,000 unregistered shares of Common Stock with the obligation to acquire the remaining interest in Alma by January 1999 for $398,000 in cash and 13,900 unregistered shares of Common Stock. Founded in 1986, Alma specializes in identifying and recovering various types of French tax overpayments by corporations. Alma also provides general expense reduction services in various areas including building and security services, assists clients in obtaining grants and subsidies and operates a buying club for small businesses. Alma operates exclusively in France where it currently serves approximately 2,000 clients, including many of France's 50 largest corporations. Alma's revenues were $21.3 million and $21.7 million for the years ended December 31, 1996 and 1997, respectively. The acquisition of Alma provides the Company an entry into the tax recovery auditing field and strengthens the Company's management and operations in Europe. As a result of emerging developments such as the Alma transaction, the Company restructured and realigned certain facets of its European management structure in the fourth quarter of 1997 and incurred a pre-tax charge to earnings of $1.2 million. In November 1997, the Company acquired the net operating assets of TradeCheck, a Washington-based company that provides ocean freight recovery audit services. See "Risk Factors -- Acquisition Risks" and "-- International Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $20.50 per share and after deducting estimated underwriting discounts and commissions and expenses payable by the Company, are estimated to be $38.2 million. The Company anticipates that the net proceeds will be used to repay all outstanding indebtedness under its $30.0 million credit facility with NationsBank N.A., all of which was incurred pursuant to a term note in connection with the Alma transaction. At January 31, 1998, $24.9 million in principal and accrued and unpaid interest were outstanding under such credit facility at an interest rate of LIBOR plus 1.75% per annum (7.4% as of January 31, 1998). Such borrowings under this term note are repayable in varying amounts with a final payment due October 2001. The balance of the proceeds will be used for continued international expansion, potential future acquisitions and general corporate purposes, including working capital. The Company is not currently a party to any agreements or understandings with respect to any material acquisitions and no assurance can be given that any such future acquisitions will be consummated. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     The Company has not paid cash dividends since its March 26, 1996 initial public offering and does not intend to pay cash dividends in the foreseeable future. Moreover, restrictive covenants included in the Credit Facility specifically prohibit payments of cash dividends without the written consent of the Company's lender. See Note 3 of Notes to Consolidated Financial Statements of the Company. The Company's predecessors paid Subchapter S shareholder dividends of approximately $860,000 and $10.3 million and paid partnership distributions of approximately $215,000 and $382,000 in 1994 and 1995, respectively. Immediately prior to the Company's initial public offering, the Company's predecessors also paid a Subchapter S shareholder distribution of approximately $4.7 million and a partnership distribution of approximately $178,000.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sale prices per share for the Common Stock as reported on The Nasdaq Stock Market, where the stock trades under the symbol "PRGX," for the periods indicated.


                                                              HIGH        LOW
                                                              ----        ---
FISCAL 1998
First Quarter (through March 12, 1998)......................  $20   7/8   $15  1/2
FISCAL 1997
First Quarter...............................................  $18   1/4   $11 1/16
Second Quarter..............................................   16   1/8    11  3/4
Third Quarter...............................................   20   1/8    13  5/8
Fourth Quarter..............................................   19   1/2    13  7/8
FISCAL 1996
First Quarter (from March 26, 1996 through March 31,
  1996).....................................................  $16   1/2   $11 (1)
Second Quarter..............................................   22   1/2    15  1/4
Third Quarter...............................................   24   1/4    11  1/2
Fourth Quarter..............................................   21   1/2    11  1/4


---------------

(1) Initial public offering price.


     On March 12, 1998, the last sale price of the Common Stock as reported on The Nasdaq Stock Market was $20.50 per share. As of March 11, 1998, there were 146 holders of record of the Common Stock. Management of the Company believes that there are in excess of 400 beneficial holders of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1997, as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $20.50 per share (based upon the last sale price per share on March 12, 1998 as reported on The Nasdaq Stock Market) and the application of estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto appearing elsewhere in this Prospectus:



                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
Current liabilities:
  Notes payable to bank.....................................   $    81       $     81
  Current installments of long-term debt....................     1,428            191
                                                               -------       --------
                                                               $ 1,509       $    272
                                                               =======       ========
Long-term debt, excluding current installments..............   $24,365       $    852
Shareholders' equity:
  Preferred stock, no par value. Authorized 1,000,000
     shares; no shares issued or outstanding in 1997........        --             --
  Common stock, no par value; stated value $.001 per share.
     Authorized 60,000,000 shares; 19,193,676 shares issued
     and outstanding historical; and 21,193,676 shares
     issued and outstanding, as adjusted....................        19             21
  Additional paid-in capital................................    48,195         86,393
  Cumulative translation adjustments........................    (1,149)        (1,149)
  Retained earnings.........................................    16,007         16,007
                                                               -------       --------
          Total shareholders' equity........................    63,072        101,272
                                                               -------       --------
               Total capitalization.........................   $87,437       $102,124
                                                               =======       ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated historical financial data for the Company as of and for the five years ended December 31, 1997. Such historical consolidated financial data as of and for the five years ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements and Notes thereto, which Consolidated Financial Statements have been audited by KPMG Peat Marwick LLP, independent auditors. The audited Consolidated Balance Sheets as of December 31, 1996 and 1997 and the related Consolidated Statements of Earnings, Shareholders' Equity (Deficit) and Cash Flows for each of the years in the three-year period ended December 31, 1997 and the report thereon, which in 1997 is based partially upon the report of other auditors, are included elsewhere herein. The selected pro forma Statements of Earnings data for the four years ended December 31, 1996 are unaudited. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          YEARS ENDED DECEMBER 31,
                                                              ------------------------------------------------
                                                               1993      1994     1995(1)    1996     1997(2)
                                                              -------   -------   -------   -------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF EARNINGS DATA:
HISTORICAL
Revenues....................................................  $25,262   $34,690   $56,031   $77,330   $112,363
Cost of revenues............................................   13,299    18,163    30,554    40,330     57,726
Selling, general and administrative expenses................    8,899    12,343    19,035    25,961     37,254
Restructuring costs(3)......................................       --        --        --        --      1,208
                                                              -------   -------   -------   -------   --------
  Operating income..........................................    3,064     4,184     6,442    11,039     16,175
Interest (expense), net.....................................     (874)     (544)   (1,630)     (100)      (403)
Debt refinancing expenses...................................      414        --        --        --         --
                                                              -------   -------   -------   -------   --------
  Earnings before income taxes..............................    1,776     3,640     4,812    10,939     15,772
Income taxes(4).............................................       --        --       305     7,789      6,149
                                                              -------   -------   -------   -------   --------
  Net earnings..............................................  $ 1,776   $ 3,640   $ 4,507   $ 3,150   $  9,623
                                                              =======   =======   =======   =======   ========
Cash dividends per share....................................  $    --   $   .10   $   .93   $   .28   $     --
                                                              =======   =======   =======   =======   ========
PRO FORMA(5)
Historical net earnings before income taxes.................  $ 1,776   $ 3,640   $ 4,812   $10,939
Pro forma income taxes......................................      692     1,420     1,877     4,271
                                                              -------   -------   -------   -------
  Pro forma net earnings....................................  $ 1,084   $ 2,220   $ 2,935   $ 6,668
                                                              =======   =======   =======   =======
Earnings (pro forma earnings for 1995 and 1996) per share:
  Basic.....................................................                      $   .24   $   .41   $    .52
                                                                                  =======   =======   ========
  Diluted...................................................                      $   .21   $   .39   $    .51
                                                                                  =======   =======   ========

                                                                                DECEMBER 31,
                                                              ------------------------------------------------
                                                               1993      1994      1995     1996(6)   1997(2)
                                                              -------   -------   -------   -------   --------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    98   $ 1,284   $   642   $16,891   $ 19,386
Working capital.............................................    2,068     4,889     6,738   30,004      34,563
Total assets................................................   11,045    13,779    30,268   68,318     133,885
Long-term debt, excluding current installments..............    4,256     2,741    17,629      692      24,365
Loans from shareholders.....................................      208     1,075     1,075       --          --
Total shareholders' equity (deficit)........................     (167)    2,356    (3,402)  40,559      63,072

---------------

(1) Effective January 1, 1995, the Company acquired Fial & Associates, Inc. See
    Note 8 of Notes to Consolidated Financial Statements of the Company.

(2) During 1997, the Company completed five acquisitions including Shaps (January), APRSI (February), Hale (May), Alma (October) and TradeCheck (November). See Note 8 of Notes to Consolidated Financial Statements.

(3) Includes a $1.2 million charge to restructure and realign certain facets of the European management structure in recognition of emerging developments such as the Alma acquisition. See Note 14 of the Notes to Consolidated Financial Statements of the Company.

(4) In April 1995, the Company's predecessors reorganized and its international entities became C corporations. Additionally, in connection with the Company's March 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred charges to operations of $305,000 in 1995 and $3.7 million in 1996 for cumulative deferred income taxes. The Company's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.

(5) The Company's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. Pro forma net earnings reflect, where applicable, a provision for income taxes to include the additional tax expense as if the Company had been subject to federal and state income taxes for all periods presented rather than the individual shareholders and partners.

(6) Balance Sheet Data as of December 31, 1996 reflect the receipt of net proceeds from the Company's March 26, 1996 initial public offering together with the partial use of such proceeds to repay substantially all debt obligations other than certain convertible debentures which were converted to shareholders' equity immediately prior to the offering. See Note 7 of Notes to Consolidated Financial Statements of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading provider of accounts payable and other recovery audit services to large retailers, wholesale distributors, healthcare providers, technology companies and other large transaction-intensive companies, as well as to certain governmental agencies. In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Moreover, services such as telecommunications, utilities and freight provided to businesses under complex pricing arrangements can result in overpayments. All of these overpayments result in "lost profits." The Company identifies and documents overpayments by using sophisticated proprietary technology and advanced audit techniques and methodologies, and by employing highly trained, experienced recovery audit specialists. The Company receives a contractually negotiated percentage of amounts recovered.

     The earliest of the Company's predecessors was formed in November 1990, and in early 1991 the predecessors acquired the operating assets of Roy Greene Associates, Inc. ("Roy Greene Associates") and Bottom Line Associates, Inc., which were formed in 1971 and 1985, respectively. In January 1995, the Company purchased certain assets of Fial & Associates, Inc. ("Fial"), a direct U.S. competitor. In January 1997, the Company acquired the net operating assets of Shaps, a California-based company providing recovery audit services to manufacturers and distributors of technology products. In February 1997, the Company acquired all of the common stock of APRSI, a Texas-based company providing recovery audit services to healthcare entities and energy companies. In May 1997, the Company acquired all of the common stock of Hale, a California-based company that also provides recovery audit services to healthcare entities. In October 1997, the Company acquired 98.4% of Alma, a Paris-based recovery audit firm specializing in identifying and recovering various types of French corporate tax overpayments. In November 1997, the Company acquired the net operating assets of TradeCheck, a Washington-based recovery audit firm specializing in ocean freight shipments. The Company intends to continue pursuing domestic and international strategic acquisitions, including direct competitors and complementary businesses.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of revenues represented by certain items in the Company's Consolidated Statements of Earnings for the periods indicated:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1995      1996      1997
                                                              ------    ------    ------
HISTORICAL
  Revenues................................................    100.0%    100.0%    100.0%
  Cost of revenues........................................     54.5      52.1      51.4
  Selling, general and administrative expenses............     34.0      33.6      33.2
  Restructuring costs.....................................       --        --       1.0
                                                              -----     -----     -----
          Operating income................................     11.5      14.3      14.4
  Interest expense, net...................................      2.9       0.2       0.4
                                                              -----     -----     -----
          Earnings before income taxes....................      8.6      14.1      14.0
  Income taxes............................................      0.6      10.0       5.4
                                                              -----     -----     -----
          Net earnings....................................      8.0%      4.1%      8.6%
                                                              =====     =====     =====
PRO FORMA
  Historical earnings before income taxes.................      8.6%     14.1%
  Pro forma income taxes..................................      3.3       5.5
                                                              -----     -----
          Pro forma net earnings..........................      5.3%      8.6%
                                                              =====     =====

1997 COMPARED WITH 1996

     Revenues. The Company's revenues consist principally of contractual percentages of overpayments recovered for clients that are primarily in the retailing industry. Revenues increased 45.3% to $112.4 million for 1997, up from $77.3 million in 1996.

     Domestic revenues increased 30.2% to $81.7 million in 1997, up from $62.7 million in 1996. Of this 30.2% increase (i) 9.0% was contributed by existing clients served in both the 1996 and 1997 periods; (ii) 13.3% was contributed by the four recovery audit firms acquired in 1997; and (iii) 7.9% resulted from provision of services to new clients (net of the effect of revenues in 1996 from clients not served in 1997).

     The Company considers international operations to be all operations located outside of the United States. International revenues increased 109.9% to $30.7 million in 1997, up from $14.6 million in 1996. Of this 109.9% increase (i) 45.3% was contributed by operations of Alma subsequent to this October 1997 acquisition and (ii) 64.6% resulted from existing operations, primarily from services provided to new clients. The Company continues to believe that the rate of growth for its international operations will significantly exceed its rate of domestic revenue growth for the foreseeable future if the revenue effect of acquired businesses is excluded.

     Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to the Company's auditors based primarily upon the level of overpayment recoveries, and salaries and bonuses paid or payable to divisional and regional managers. Also included in cost of revenues are other direct costs incurred by these personnel including rental of field offices, travel and entertainment, telephone, utilities, maintenance and supplies, and clerical assistance. Cost of revenues as a percentage of revenues decreased to 51.4% in 1997 from 52.1% in 1996.

     Domestically, cost of revenues as a percentage of revenues increased slightly to 53.1% in 1997 from 52.7% in 1996. This increase related primarily to cost of revenues associated with revenues subsequently recognized on claims in process acquired as part of the Company's May 1997 acquisition of Hale. These claims carried higher auditor compensation rates than those customarily paid by the Company. The remainder of these claims in progress is expected to be resolved in 1998.

     Internationally, cost of revenues as a percentage of revenues decreased to 46.8% in 1997, from 49.7% in 1996. This reduction was due in part to the operations of Alma during the fourth quarter of 1997 which were conducted at a cost of revenue percentage of 44.2%. Excluding Alma's revenues and cost of revenues from the Company's 1997 international operations, international cost of revenues as a percentage of revenues would have been 47.5%, or a 2.2% reduction from 1996. This improvement resulted primarily from gross margin expansions during 1997 in the Company's more established international locations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal and accounting, administration, headquarters-related depreciation of property and equipment and amortization of intangibles. Selling, general and administrative expenses as a percentage of revenues decreased to 33.2% in 1997, from 33.6% in 1996.

     Domestic selling, general and administrative expenses as a percentage of revenues increased to 30.6% in 1997, up from 30.2% in 1996. The Company's 1997 domestic selling, general and administrative expense percentage is higher than the comparable percentage in 1996 due to increased expenditures for various 1997 initiatives such as significantly expanded training programs and period costs associated with intensified mergers and acquisition efforts.

     Internationally, selling, general and administrative expenses as a percentage of revenues decreased to 40.0% in 1997, down significantly from 47.9% in 1996. This reduction was due in part to the operations of Alma during the fourth quarter of 1997 which were conducted at a selling, general and administrative percentage of 26.9%. Excluding Alma's revenues and selling, general and administrative expenses from the Company's 1997 international operations, international selling, general and administrative expenses as a percentage of revenues would have been 43.6%, or a 4.3% reduction from 1996. This improvement resulted primarily from various components of fixed costs being spread over a rapidly growing revenue base.

     In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $1.9 million in 1997 and $1.2 million in 1996.

     Restructuring Costs. In recognition of emerging developments such as the Alma acquisition, the Company restructured and realigned certain facets of its European management structure in the fourth quarter of 1997 and incurred a pre-tax charge to earnings of $1.2 million. This charge consisted of employment termination costs directly applicable to four of the Company's senior European executives and residual contract costs due to an independent European advisor for services no longer required by the Company. Of the $1.2 million charge, $683,000 had been paid through December 31, 1997, and the remaining $525,000 is currently estimated to be paid by June 30, 1998.

     Operating Income. Operating income increased 46.5% to $16.2 million in 1997, up from $11.0 million in 1996. As a percentage of total revenues, operating income increased to 14.4% of revenues in 1997, up slightly from 14.3% in 1996. Excluding the effect of the $1.2 million nonrecurring pre-tax restructuring charge on 1997 operations, operating income would have been $17.4 million or 15.5% of total revenues.

     Interest Expense, Net. Interest expense, net, increased to $403,000 in 1997, up from $100,000 in 1996. Interest expense, net, for 1997 consisted of (i) interest expense of $730,000, comprised primarily of interest on $24.8 million of bank borrowings outstanding since October 1997 which were used to finance a portion of the Alma acquisition, net of (ii) $327,000 of interest income derived primarily from overnight investments.

     Earnings Before Income Taxes. Earnings before income taxes increased 44.2% to $15.8 million, up from $10.9 million in 1996. As a percentage of total revenues, earnings before income taxes were 14.0% in 1997, down slightly from 14.1% in 1996. Excluding the effect of the $1.2 million nonrecurring pre-tax restructuring on 1997 operations, earnings before income taxes as a percentage on total revenues would have been 15.1%.

     Income Taxes. The Company's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. In connection with the initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred a charge to operations of $3.7 million in the first quarter of 1996 for cumulative deferred income taxes.

     The provisions for income taxes for all periods subsequent to March 31, 1996 consist of federal, state and foreign income taxes at the Company's composite effective rate of 39.0%. The Company's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.

     Pro Forma Income Taxes. The results of operations for 1996 have been adjusted on a pro forma basis to reflect federal, state and foreign income taxes at a composite effective rate of 39.0% as if the Company's predecessors had been C corporations throughout the year.

1996 COMPARED WITH 1995

     Revenues. Revenues increased 38.0% to $77.3 million for 1996, up from $56.0 million in 1995. Of this $21.3 million increase, $13.7 million, or 64.3%, related to existing and new domestic accounts and $7.6 million, or 35.7%, related to revenue growth from international operations. Domestic revenue growth in 1996 of $13.7 million consisted of $5.7 million related to 35 new client accounts and $8.0 million related to provision of additional services to existing accounts.

     International revenues grew 108.1% to $14.6 million for 1996, up from $7.0 million for 1995. International revenues grew from 12.5% of total revenues in 1995 to 18.9% during 1996.

     Cost of Revenues. Cost of revenues decreased to 52.1% of revenues in 1996, down from 54.5% for 1995.

     Domestically, the Company's cost of revenues as a percentage of revenues decreased to 52.7% of revenues in 1996, down from 55.6% for 1995 due primarily to Fial contracts-in-progress acquired in January 1995. These auditor contracts, substantially all of which were concluded by December 31, 1995, carried higher auditor compensation rates than those customarily paid by the Company. Excluding the effect of this temporary $1.9 million rate-related differential, domestic cost of revenues as a percentage of domestic revenues would have been 51.7% in 1995.

     Internationally, cost of revenues increased to 49.7% of international revenues in 1996, up from 47.2% during 1995. This increase resulted from an increase in initial auditor compensation guarantees resulting from various new markets entered by the Company in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 33.6% in 1996 from 34.0% in 1995.

     Domestic selling, general and administrative expenses as a percentage of domestic revenues were relatively flat at 30.2% in 1996 and 30.4% in 1995. The Company's domestic selling, general and administrative expenses grew during 1996 at a rate approximately commensurate with its domestic revenue growth due primarily to space, equipment and personnel additions at its corporate headquarters facility in Atlanta, Georgia.

     International selling, general and administrative expenses decreased to 47.9% of international revenues in 1996, down from 58.7% during 1995 due principally to the 108.1% growth in international revenues in 1996 without a proportionate increase in selling, general and administrative expenses.

     Amortization of intangible assets totaled $1.2 million in both 1996 and 1995.

     Operating Income. Operating income increased 71.4% to $11.0 million in 1996, up from $6.4 million in 1995. Operating income was 14.3% and 11.5% of revenues for 1996 and 1995, respectively. Excluding the effect of the temporary $1.9 million auditor compensation rate differential relating to contracts-in-progress acquired in January 1995 from Fial, operating income for 1995 would have been $8.3 million, or 15.0% of revenues.

     Interest Expense, Net. Interest expense, net, decreased to $100,000 in 1996, down from $1.6 million in 1995. Interest expense, net, for 1996 consisted of $495,000 of net interest expense incurred in the first quarter prior to the Company's March 26, 1996 initial public offering, less $395,000 of net interest income derived primarily from the net initial public offering proceeds during the remaining three quarters of the year.

     Earnings Before Income Taxes. Earnings before income taxes increased 127.3% to $10.9 million, up from $4.8 million in 1995. As a percentage of total revenues, earnings before income taxes were 14.1% in 1996 and 8.6% in 1995. Excluding the effect of the temporary $1.9 million auditor compensation rate differential relating to contracts-in-progress acquired in January 1995 from Fial, earnings before income taxes for 1995 would have been $6.7 million, or 12.1% of revenues.

     Income Taxes. The predecessor business entities that comprised the Company generally were either Subchapter S corporations or partnerships. As a result, income tax liabilities were the responsibilities of the respective shareholders and partners. In April 1995, the Company's predecessors reorganized and its international entities became C corporations. Additionally, in connection with the Company's March 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred charges to operations of $305,000 in 1995 and $3.7 million in 1996 for cumulative deferred income taxes. The Company's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.

     Pro Forma Income Taxes. The results of operations for 1996 and 1995 have been adjusted on a pro forma basis to reflect federal, state and foreign income taxes at a composite effective rate of 39.0% as if the Company's predecessors had been C corporations throughout such periods.

QUARTERLY RESULTS

     The following tables set forth certain unaudited quarterly financial data for each of the Company's last eight quarters and such data expressed as a percentage of the Company's revenues for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                              1996 QUARTER ENDED                       1997 QUARTER ENDED
                                    --------------------------------------   --------------------------------------
                                    MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                                    -------   -------   --------   -------   -------   -------   --------   -------
                                                                    (IN THOUSANDS)
Revenues..........................  $15,615   $17,963   $21,964    $21,788   $20,960   $25,858   $29,627    $35,918
Cost of revenues..................    8,623     9,480    11,002     11,225    11,529    13,331    14,693     18,173
Selling, general and
  administrative expenses.........    6,031     6,040     6,623      7,267     8,196     8,723     8,790     11,545
Restructuring costs...............       --        --        --         --        --        --        --      1,208
                                    -------   -------   -------    -------   -------   -------   -------    -------
         Operating income.........      961     2,443     4,339      3,296     1,235     3,804     6,144      4,992
Interest income (expense), net....     (495)      106       162        127        63        55        14       (535)
                                    -------   -------   -------    -------   -------   -------   -------    -------
         Earnings before income
           taxes..................      466     2,549     4,501      3,423     1,298     3,859     6,158      4,457
Income taxes......................    3,700       994     1,759      1,336       506     1,491     2,400      1,752
                                    -------   -------   -------    -------   -------   -------   -------    -------
         Net earnings (loss)......  $(3,234)  $ 1,555   $ 2,742    $ 2,087   $   792   $ 2,368   $ 3,758    $ 2,705
                                    =======   =======   =======    =======   =======   =======   =======    =======
PRO FORMA
  Historical earnings before
    income taxes..................  $   466
  Pro forma income taxes..........      182
                                    -------
         Pro forma net earnings...  $   284
                                    =======

                                              1996 QUARTER ENDED                       1997 QUARTER ENDED
                                    --------------------------------------   --------------------------------------
                                    MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                                    -------   -------   --------   -------   -------   -------   --------   -------
Revenues..........................    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%
Cost of revenues..................     55.2      52.8      50.1       51.5      55.0      51.6      49.6       50.6
Selling, general and
  administrative expenses.........     38.6      33.6      30.1       33.4      39.1      33.7      29.7       32.1
Restructuring costs...............       --        --        --         --        --        --        --        3.4
                                    -------   -------   -------    -------   -------   -------   -------    -------
         Operating income.........      6.2      13.6      19.8       15.1       5.9      14.7      20.7       13.9
Interest income (expense), net....     (3.2)      0.6       0.7        0.6       0.3       0.2       0.1       (1.5)
                                    -------   -------   -------    -------   -------   -------   -------    -------
         Earnings before income
           taxes..................      3.0      14.2      20.5       15.7       6.2      14.9      20.8       12.4
Income taxes......................     23.7       5.5       8.0        6.1       2.4       5.8       8.1        4.9
                                    -------   -------   -------    -------   -------   -------   -------    -------
         Net earnings (loss)......    (20.7)%     8.7%     12.5%       9.6%      3.8%      9.1%     12.7%       7.5%
                                    =======   =======   =======    =======   =======   =======   =======    =======
PRO FORMA
  Historical earnings before
    income taxes..................      3.0%
  Pro forma income taxes..........      1.2
                                    -------
         Pro forma net earnings...      1.8%
                                    =======

     The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend is expected to continue and reflects the inherent purchasing and operational cycles of the retailing industry, which is the principal industry served by the Company. The Company's October 1997 acquisition of Alma is not expected to affect this trend because Alma historically has experienced similar seasonality in its revenues and operating income. Should the Company not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term.

LIQUIDITY AND CAPITAL RESOURCES

     Through December 31, 1996, the Company's predecessors had acquired and assimilated three operating companies and financed these acquisitions primarily through a combination of bank and seller financing. Ongoing Company operations and capital requirements prior to the Company's initial public offering were met primarily with cash flows provided by operating activities and, to a lesser extent, with the proceeds from bank and shareholder loans. On April 1, 1996, the Company received its $34.8 million portion of the proceeds (net of underwriting discounts and commissions) from its initial public offering. Of these proceeds, approximately $1.1 million was subsequently utilized to pay expenses of the offering, approximately $4.9 million was used to pay previously declared and unpaid Subchapter S shareholder distributions and partnership distributions, and approximately $14.6 million was used to pay principal and accrued interest on substantially all outstanding interest-bearing debt (other than that portion of certain convertible debt that was converted to Common Stock concurrent with the initial public offering). All of the residual $14.2 million of net proceeds were subsequently used to expand international operations, to acquire complementary businesses and for general corporate purposes.

     During October 1997, the Company increased its credit facility with NationsBank, N.A. from $20.0 million to $30.0 million. The credit facility permits the Company to borrow up to $30.0 million on a term loan basis to finance mergers and acquisitions. Alternatively, the Company, at its option, may utilize up to $10.0 million as a revolving line of credit for working capital and utilize the remaining $20.0 million for mergers and acquisitions. Borrowings under the credit facility can be made through September 1999. As of January 31, 1998, the Company had outstanding principal borrowings of $24.8 million under the credit facility which accrue interest at LIBOR plus 1.75% per annum. Such borrowings were made in October 1997 in connection with the financing of the Alma acquisition.

     Net cash provided by operating activities was $2.5 million, $1.9 million and $8.2 million for 1995, 1996 and 1997, respectively.

     Net cash used in investing activities was $2.6 million, $5.1 million and $30.8 million for 1995, 1996 and 1997, respectively. During 1997, the Company spent $26.1 million (net of cash acquired) as the cash portion of consideration paid for four recovery audit firms.


     Net cash used in financing activities was $586,000 in 1995. Net cash provided by financing activities was $19.4 million in 1996 and $25.0 million in 1997. Net cash provided by financing activities in 1997 consists primarily of $24.8 million borrowed from NationsBank, N.A. in October 1997 to finance a portion of the Alma acquisition. Net cash provided by financing activities in 1996 reflects proceeds from the Company's initial public offering, net of repayments of debt and other obligations paid from those proceeds.


     During 1997, the Company acquired five recovery audit firms. The Company is pursuing, and intends to continue to pursue, the acquisition of domestic and international businesses including both direct competitors and businesses providing other types of recovery services. Future acquisitions may include much larger businesses than those acquired to date. There can be no assurance, however, that the Company will be successful in consummating further acquisitions due to factors such as receptivity of potential acquisition candidates and valuation issues. Additionally, there can be no assurance that future acquisitions, if consummated, can be successfully assimilated into the Company. See "Forward-Looking Statements".

     If this public offering is not consummated, the Company nevertheless believes that its current working capital, existing line of credit and cash flow generated from future operations will be sufficient to meet the Company's working capital and capital expenditure requirements through December 31, 1998 unless one or more acquisitions are consummated which require the Company to seek additional debt or equity financing.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company believes that its components of comprehensive income will consist principally of traditionally-determined net income and foreign currency translation adjustments. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes revised standards for the manner in which public business enterprises report information about operating segments. The Company does not believe that this Statement will significantly alter the segment disclosures it currently provides. This Statement is effective for fiscal years beginning after December 15, 1997.

YEAR 2000 ISSUE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000.

     The Company believes that its principal year 2000 exposure is confined to one accounting subsystem which is currently under intense review by outside consultants. The Company believes that this subsystem will be revised or replaced within the next 12 months. Consulting costs to revise or replace this subsystem have not been estimated, but are not anticipated to be material to the Company's business, operations or financial condition.

                                    BUSINESS

     The Company is a leading provider of accounts payable and other recovery audit services to large retailers, wholesale distributors, healthcare providers, technology companies and other large transaction-intensive companies, as well as to certain governmental agencies. In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Moreover, services such as telecommunications, utilities and freight provided to businesses under complex pricing arrangements can result in overpayments. All of these overpayments result in "lost profits." The Company identifies and documents overpayments by using sophisticated proprietary technology and advanced audit techniques and methodologies, and by employing highly trained, experienced recovery audit specialists. The Company continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates, but excluding confidential client data.

THE RECOVERY AUDIT INDUSTRY

     Businesses with substantial volumes of payment transactions involving multiple vendors, numerous discounts and allowances, fluctuating prices and complex tax and pricing arrangements find it difficult to detect all payment errors. These businesses include retailers, such as discount, department, specialty, grocery and drug stores, wholesale distributors, manufacturers and distributors of technology products and certain governmental agencies and healthcare providers. Although these businesses process the vast majority of payment transactions correctly, a small number of errors occur principally because of communication failures between purchasing and payables departments, complex pricing arrangements, personnel turnover and changes in information and accounting systems. These errors include vendor pricing errors, missed or inaccurate discounts, allowances and rebates, incorrect freight charges and duplicate payments. In the aggregate, these transaction errors can represent meaningful lost profits that can be particularly significant for businesses with relatively narrow profit margins. Although internal recovery audit departments identify some payment errors, independent recovery audit firms often are retained by businesses to identify additional overpayments.

     In the U.S., large retailers routinely engage independent recovery audit firms as standard business practice and other businesses increasingly are using independent recovery audit firms. Outside the U.S., the Company believes that large retailers and certain other businesses also increasingly are engaging independent recovery audit firms. The U.S. retailing industry represented approximately $2.5 trillion in revenues in 1996. The top 100 retailers worldwide had aggregate revenues of approximately $1.4 trillion in 1996. The Company believes that a typical U.S. retailer makes payment errors that are not discovered internally, which in the aggregate can range from several hundred thousand dollars to more than $1.0 million per billion dollars of revenues. In addition, the Company believes that businesses in all industries also make accounts payable errors.

     Increasingly, businesses use technology to manage complex accounts payable systems and realize greater operating efficiencies. Many businesses worldwide communicate with vendors electronically to exchange inventory and sales data, transmit purchase orders, submit invoices, forward shipping and receiving information and remit payments. These paperless transactions are widely referred to as "EDI" (Electronic Data Interchange), and implementation of this technology is accelerating. EDI streamlines processing large numbers of transactions, but does not eliminate payment errors because operator input errors may be replicated automatically in thousands of transactions. EDI systems typically generate significantly more individual transaction details in electronic form, making these transactions easier to audit than traditional paper-based accounts payable systems. Recovery audit firms, however, require sophisticated technology in order to audit EDI accounts payable processes effectively.

     Many businesses historically have maintained internal recovery audit departments that review transactions before engaging independent recovery audit firms. The Company believes that these businesses increasingly are outsourcing internal recovery functions to independent recovery audit firms. Factors contribut-ing to this trend include (i) a need for significant investments in technology, especially in an EDI environment, which the Company believes are greater than even large businesses often can justify, (ii) an inability to duplicate the breadth of industry and auditing expertise of independent recovery audit firms,
(iii) a desire to focus limited resources on core competencies, and (iv) a desire for larger and more timely recoveries.

     The domestic and international recovery audit industry is characterized by several large and many small, local and regional firms. Many local and regional recovery audit firms lack the centralized resources or broad client base to support technology investments required to provide comprehensive recovery audit services for large, complex accounts payable systems. These firms are even less equipped to audit large EDI accounts payable systems. In addition, because of limited resources, most of these firms subcontract work to third parties and may lack experience and the knowledge of national promotions, seasonal allowances and current recovery audit practices. As a result, the Company believes significant opportunities exist for recovery audit firms with a national and international presence, well-trained and experienced professionals and the advanced technology required to audit increasingly complex accounts payable systems. See "-- Competition."

THE PROFIT RECOVERY GROUP SOLUTION

     The Company provides its domestic and international clients with comprehensive recovery audit services by using sophisticated proprietary technology and advanced audit techniques and methodologies, and by employing highly trained, experienced recovery audit specialists. As a result, the Company believes it is able to identify significantly more payment errors in both traditional paper-based and EDI accounts payable systems. By leveraging its technology investment across a large client base, the Company is able to continue developing proprietary software tools and expand its technology leadership in the recovery audit industry.

     The Company is a leader in developing and utilizing sophisticated software audit tools and techniques that enhance the identification and recovery of payment errors. In EDI accounts payable systems, the Company's proprietary software audit tools and data processing capabilities enable auditors to sort, filter and evaluate transactions in greater line-item detail. The Company has developed and continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates. These proprietary databases do not include confidential client information. The Company's technology provides a uniform platform for its auditors to offer consistent and proven audit techniques and methodologies regardless of the client's size, industry or geographic scope of operations.

     The Company also is a leader in establishing new recovery audit practices to reflect evolving industry trends. The Company's auditors are highly trained and many have joined the Company from finance-related management positions in the retailing industry. To support its auditors, the Company provides data processing, marketing, training and administrative services.

THE PROFIT RECOVERY GROUP STRATEGY

     The Company's objective is to become the leading worldwide provider of recovery audit services. The Company believes that it will have to increase significantly its revenues to achieve this objective. Its strategy consists of the following elements:

     - Expand International Presence. The Company believes international markets represent significant business opportunities and intends to continue expanding its international presence. For example, based on 1996 sales, 63 of the top 100 retailers worldwide were headquartered outside the U.S. Through sales and marketing efforts, the Company targets countries having a concentration of transaction-intensive businesses. The Company also enters new international markets by supporting its U.S. clients' international operations. With the recent acquisition of Alma, the Company has significantly increased its presence in France and the Company intends to offer Alma's services to businesses in other European countries. In the next 12 months, the Company anticipates that it will commence operations in South Africa, Argentina and Brazil.

     - Expand Client Base. The Company seeks to increase its worldwide retail client base and expand its recovery audit services to other industries. The Company recently has expanded its recovery audit services to the healthcare and technology industries and intends to expand into other industries, such as financial services, transportation and lodging and gaming. The Company believes that its proprietary technology and audit techniques and methodologies also can be applied to these industries. The Company believes that its typical fee arrangement enhances its ability to attract new clients because clients pay a contractually negotiated percentage of overpayments identified by the Company and recovered for the clients. The Company intends to leverage existing client relationships into new audit engagements for clients' other operating units. Based on 1996 sales, 28 of the top 100 retailers worldwide, each of which had sales of at least $3.9 billion, were clients of the Company in 1997. The Company principally targets large businesses having at least $500 million in annual revenues, although smaller businesses may be attractive clients. Retailers continue to constitute the substantial majority of the Company's client and revenue base, and the Company's current marketing efforts are primarily directed toward that industry.

     - Pursue Strategic Acquisitions. The Company intends to continue pursuing the acquisition of domestic and international businesses including both direct competitors and businesses providing complementary recovery audit services. As examples, in January 1995, the Company successfully completed the acquisition of Fial, a direct competitor; in January 1997, the Company acquired Shaps, a firm providing recovery audit services to manufacturers and distributors of technology products; in February 1997, the Company acquired APRSI, a firm providing recovery audit services to healthcare entities and energy companies; in May 1997, the Company acquired Hale, a firm that provides recovery audit services primarily to healthcare entities; in October 1997, the Company acquired Alma, a firm that provides tax recovery audit services in France; and in November 1997, the Company acquired TradeCheck, a firm that provides ocean freight recovery audit services.

     - Expand Recovery Audit Services. The Company seeks to expand its recovery audit service offerings beyond its traditional accounts payable recovery audit business. For example, the Company recently began offering tax recovery and ocean freight audit services following its acquisitions of Alma and TradeCheck. In addition, the Company intends to expand into or establish its capabilities in other recovery audit services, including telecommunications, utilities, freight and sales and property tax.


     - Maintain High Client Retention Rates. The Company intends to maintain and improve its high client retention rate by providing comprehensive recovery audit services, utilizing highly trained auditors, and continuing to refine its advanced audit technology. Of the Company's accounts payable audit clients in 1996 that had claims exceeding $100,000 in that year (excluding clients no longer in existence due to such clients' bankruptcies and acquisitions), more than 90% continued to utilize the Company's services in 1997.


     - Maintain Technology Leadership. The Company believes its proprietary technology provides a significant competitive advantage, especially in audits of EDI accounts payable systems. The Company intends to continue making substantial investments in technology to maintain its leadership position and systems capabilities.

     - Promote Outsourcing Arrangements. The Company seeks to capitalize on the growing trend of businesses to outsource internal recovery audit efforts. The Company believes that its outsourcing clients benefit significantly from these arrangements because their recoveries generally are larger and completed more quickly. The Company further believes that as clients convert their systems to EDI, outsourcing arrangements involving recovery audit work will become increasingly prevalent due in part to the absence of traditional "audit trail" documents.

THE PROFIT RECOVERY GROUP SERVICES

     The Company provides comprehensive accounts payable, tax and other ancillary recovery audit services. In 1997, accounts payable recovery audit services represented approximately 91.0% of the Company's revenues. Assuming the Alma transaction had occurred on January 1, 1997, accounts payable recovery audit services and tax recovery audit services would have represented on a pro forma basis approximately 80.3% and 17.0%, respectively, of the Company's revenues for 1997.

  Accounts Payable Recovery Audit Services

     Using its proprietary technology, audit techniques and methodologies, the Company conducts either primary or secondary accounts payable audits. In primary audits, the Company is the first independent recovery audit firm engaged. In secondary audits, the Company audits behind another independent recovery audit firm. A substantial majority of accounts payable audits conducted by the Company are primary audits.

     Primary Audits. Although the Company is flexible in structuring recovery audit programs to meet the individual needs of its clients, there are two basic types of primary accounts payable audits conducted by the Company: (i) periodic audits, which are usually performed nine to 18 months after a client's fiscal year end; and (ii) continuous audits, marketed as RecoverNow, which are performed more closely following transaction dates.

     In most periodic audits, which constitute the vast majority of the Company's present audit engagements, the client's internal recovery audit department conducts a preliminary review of accounts payable records to identify payment errors. Upon completion of the client's internal recovery audit review process, which may be as long as nine to 18 months after the client's fiscal year end, the Company begins its independent recovery audit.

     Under the Company's RecoverNow program, clients provide the Company with accounts payable data on a regular basis, often within 90 days following the payment transaction. The Company believes its RecoverNow program generates larger client recoveries for several reasons, including: (i) transaction data, especially paper-based records, are more complete and accessible; (ii) the impact of vendor bankruptcies is minimized because claims are made more timely and continuously throughout the year; (iii) certain recoveries are facilitated when claims are made prior to the expiration of seasonal or other special pricing promotions; and (iv) vendor relationships are improved because of on-going communications regarding billing and payment practices.

     In some cases, the Company's clients outsource all or a portion of their internal recovery audit functions to the Company. In these cases, the client does not conduct an internal review prior to the Company's audit. In its outsourcing engagements, the Company also may use client staff in the review process. The Company believes that more businesses will outsource their recovery audit functions in an effort to control personnel and technology costs, focus resources on their core business functions, and increase recoveries.

     Secondary Audits. In secondary audits, the Company conducts an accounts payable audit after another independent recovery audit firm has completed its audit. The Company usually receives a higher percentage recovery fee than received from primary audits because it generally is more difficult to detect payment errors in secondary audits. In most cases, the Company is able to identify significant payment errors not previously detected by a client's primary independent recovery audit firm. The Company utilizes secondary audits as a marketing strategy to obtain new, primary audit clients and believes it has been successful in implementing this strategy. Of the 28 secondary audits performed in 1995 which individually provided revenues to the Company exceeding $100,000, nine were converted to primary audit clients prior to December 31, 1997.

  Tax Recovery Audit Services

     With the recent acquisition of Alma, the Company now offers tax recovery audit services in France. These services include the identification and recovery of tax overpayments (other than income taxes), including business and personal property taxes (referred to in France as "fiscal" taxes), workers compensation taxes (referred to in France as "social" taxes), real property taxes (referred to in France as "foncier" taxes), and value added taxes (referred to in France as "TVA" taxes).

     Using highly trained, experienced personnel together with proprietary audit techniques and methodologies, Alma assists businesses in identifying and recovering tax overpayments and reducing future tax obligations. Alma, with assistance from professionals such as tax attorneys, physicians and surveyors, applies its thorough understanding of the numerous complex French tax laws and audits the factual information which underlies the tax in question. For example, certain fiscal taxes are based upon a client's number of employees, payroll and fixed assets. Certain social taxes are based upon industry segment and prior years' claim history. Foncier or real property taxes are based on the size, use and valuation of building improvements. Alma is constantly researching new and expanded tax audit opportunities.

     The time necessary to conduct a French tax audit and obtain governmental approval of a claim can vary significantly based upon the type of audit. A typical social tax audit, for example, is performed in six to nine months and governmental approval can take an additional six to 12 months. In certain cases when the tax authority denies a client's claim, litigation is necessary to seek recovery. Like the Company's standard accounts payable recovery audits, the Company receives a contractually negotiated percentage of the taxes recovered.

  Ancillary Audit Services

     In addition to accounts payable and tax recovery audit services, the Company also offers ancillary recovery audit services. These ancillary services may be offered individually or in conjunction with accounts payable and tax recovery audit services.

     - Freight Audits. The Company provides domestic freight audits using FreightPro, the Company's proprietary freight recovery audit software, and provides ocean freight audits. The Company also maintains centralized domestic freight and shipping databases and has auditors who specialize in freight audits. Freight audits are usually conducted in conjunction with accounts payable recovery audits.

     - Lease Compliance Audits. Real estate lease and landlord compliance audits involve an examination of all aspects of a client's facility lease arrangements to assist the client in identifying lease overpayments or expenses incurred through landlord noncompliance with lease terms.

     - Telecommunications Audits. This program assists clients in reducing their overall telecommunications costs. For example, overpayments often can result from the incorrect application of rates and tariffs. Auditors also review clients' equipment, usage and systems configuration needs and make recommendations on how to reduce future telecommunications costs.

     - Utility Audits. Auditors also review clients' electrical and natural gas requirements and analyze alternative rates and billing plans to verify that the billing was proper and that the proper tariff rate was applied.

     - Expense Reduction Audits. With the recent acquisition of Alma, the Company assists clients in reducing their costs for building and security services.

CLIENT CONTRACTS

     The Company's standard accounts payable client contract provides that the Company is entitled to a contractual percentage of overpayments recovered for clients. Clients generally recover claims by taking credits against outstanding payables or future purchases from the involved vendors. In many cases, the Company's auditors work on site with client personnel and continually monitor credits taken. In other situations, Company auditors schedule periodic reconciliations with clients to determine which claims have been processed for credit. The Company's standard accounts payable client contract imposes a duty on the client to process promptly all claims against vendors. In the interest of maintaining good vendor relations, however, many clients modify the standard client contract with the Company to provide that they retain discretion on whether to pursue collection of a claim. In the Company's experience, it is extremely unusual for a client to forego the collection of a large, valid claim. In some cases, a vendor may dispute a claim by providing additional documentation or information supporting its position. Consequently, many clients revise the Company's standard client contract to clarify that the Company is not entitled to payment of its fee until the client recovers the claim from its vendor.

     In addition to the client contracts, most accounts payable clients establish specific procedural guidelines that the Company must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company prior to submitting claims. With respect to accounts payable recovery audits for retailers, wholesale distributors and governmental agencies, the Company recognizes revenues at the time overpayment claims are presented to and approved by its clients, as adjusted for estimated uncollectible claims. Estimated uncollectible claims initially are established, and subsequently adjusted, for each individual client based on a number of factors including historical experience. With respect to accounts payable and other recovery audits for most entities other than retailers, wholesale distributors and governmental agencies, the Company recognizes revenues when it invoices clients for its portion of amounts recovered. See "Risk Factors -- Uncertainty of Revenue Recognition Estimates and Collection of Contract Receivables" and Note 1(c) to Notes to Consolidated Financial Statements of the Company.

     The Company's standard tax recovery client contract provides that the Company is entitled to a contractual percentage of the taxes recovered and anticipated savings for a specified period following the audit. The Company recognizes revenue from its fiscal, social and foncier tax recovery audit services when it receives notification that the applicable governmental agency has approved a claim, the client is entitled to a recovery, and an invoice is sent to the client requesting payment. For TVA recovery audit services, the Company recognizes revenues when all documentation is filed with the appropriate government agency. See Note 1.D. of Notes to Consolidated Financial Statements of Alma.

TECHNOLOGY

     The Company believes that its proprietary software audit tools and proprietary databases, together with its centralized data processing capabilities, provide it a competitive advantage over smaller local and regional firms, especially when auditing complex EDI accounts payable systems. The Company has devoted more than six years and has made substantial financial investments in developing its proprietary technology. At January 31, 1998, the Company's information services department in the United States had 64 employees, 10 of whom were dedicated to software development activities, including updating and modifying the Company's existing proprietary software. In addition, Alma's information services department had four employees as of January 31, 1998.

  Centralized Data Preparation and Verification

     At the beginning of a typical accounts payable audit, magnetic media containing accounts payable transaction data are delivered to the Company's central data processing facility. Experienced programmers in the Company's information services department write specialized conversion programs that permit this data to be reformatted into standardized and proprietary formats using IBM ES 9000 mainframe and IBM AS 400 midrange computers and Windows NT and OS/2 Warp Connect servers. Statistical reports are then prepared to verify the completeness and accuracy of the data. Generally, it is not necessary to rewrite conversion programs for clients for each successive audit. This reformatted data is compressed onto CD-ROM media and delivered to the Company's auditors who, using the Company's proprietary field audit software, sort, filter and search the data for overpayments. Standard reports and client-specific statistical data also are produced for auditors.

  PC-Based Software Modules

     The Company has developed PC-based proprietary software modules for use primarily in the field by its accounts payable auditors. These software modules include the following:

     - AuditPro is used in non-EDI systems to facilitate auditor-defined searches of reformatted client accounts payable records for patterns indicative of potential overpayments. In addition to using the standard analytical reports produced by AuditPro, auditors may design sophisticated custom inquiries to sort, filter and print client records.

     - EDI Inquiry is a comprehensive module used to sort, filter and print purchasing, receiving and payment records at the line-item level for clients operating in an EDI environment. By utilizing line-item detail, this module facilitates the search of a significantly greater number of transaction records and improves auditor productivity.

     - AuditPro 97 is a newly released module which will eventually replace both AuditPro and EDI Inquiry. It can be utilized in both EDI and non-EDI environments and includes considerably greater audit functionality than the modules it replaces.

     - Claims Management System enables the auditor to compile, print and report on claims information by individual audit. This module also is used to summarize audit findings for management reports that are typically provided to clients at the conclusion of each engagement.

     - FreightPro is used to audit and produce claims from electronic freight records. Client freight billing data is compared with vendor routing guide instructions to isolate potential overcharges.

     - ReportPro is a specialized report generator designed to create and display customized reports in conjunction with the Company's other proprietary software modules.

  Proprietary Databases

     The Company has developed and continuously updates and refines its proprietary accounts payable and other non-tax recovery audit databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates. These proprietary databases do not include confidential client information. Auditors use these databases to identify discounts, allowances and other pricing information not previously detected.

AUDITOR HIRING AND TRAINING

     Many of the Company's auditors formerly held finance-related management positions in the retailing industry. These experienced auditors provide important insights into certain aspects of the retailing industry. The Company also has relied on its auditors to assist in creating its auditor training programs and techniques and in developing its proprietary audit software. To meet its growing need for additional auditors, the Company has begun hiring recent college graduates, particularly those with multi-lingual capabilities. While the Company has been able to hire a sufficient number of new auditors to support its growth, there can be no assurance that the Company will be able to continue hiring sufficient numbers of qualified auditors to meet its future needs.

     The Company provides intensive in-house training for auditors utilizing many self-paced media including specialized computer-based training modules. The Company utilizes experienced auditors as full-time field trainers to assess each trainee's progress as he or she completes the training program. The in-house training program is continuously upgraded based on feedback from auditors and on changing industry protocols. Additional on-the-job training by experienced auditors enhances the in-house training and enables newly hired auditors to refine their skills. Because auditor compensation is based on team performance results as well as nine different categories of individual competency composed of job-based skills and personal success factors, the Company believes senior auditors are motivated to continue training new auditors to maximize client recoveries and audit team compensation. As the Company hires new auditors, there can be no assurance that it will be able to continue providing the same in-depth training or have sufficient numbers of experienced auditors to continue its on-the-job training program.

CLIENT BASE

     The Company provides its services principally to large transaction-intensive businesses that include retailers, such as discount, department, specialty, grocery and drug stores, wholesale distributors, manufacturers and distributors of technology products, certain governmental agencies and healthcare providers. Based on 1996 sales, 28 of the top 100 retailers worldwide, each having sales in excess of $3.9 billion, were clients of the Company in 1997. Although the Company targets clients principally with $500 million or more in annual revenues, smaller businesses may be attractive clients. Retailers continue to constitute the substantial majority of the Company's client and revenue base, and the Company's current marketing efforts are primarily directed toward that industry.

     For the years ended December 31, 1995, 1996 and 1997, the Company derived 30.1%, 34.6% and 33.8%, respectively, of its revenues from its five largest clients. Wal-Mart was the Company's largest client during 1995 and 1996, representing 12.7% and 14.4% of the revenues during such years, respectively, and was the Company's second largest client in 1997, representing 10.4% of revenues for such year. Kmart was the Company's largest client in 1997, representing 12.3% of the revenues during the period, due in large part to a nonrecurring situation involving concurrent audits of multiple years. There can be no assurance that the Company's client base will increase or that the Company's largest clients will continue to utilize the Company's services at the same level. For example, one of the Company's five largest accounts representing 4.6% of all of the Company's domestic revenues for 1996 changed the Company's status from primary recovery auditor in 1996 to secondary recovery auditor in 1997. This change resulted in significantly lower revenues from that client in 1997. In addition, should one or more of the Company's large clients file for bankruptcy or otherwise cease to do business with the Company, or should one or more of the Company's large client's vendors file for bankruptcy, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Risk Factors -- Dependence on Key Clients" and
"-- Client Bankruptcies."

SEASONALITY

     The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. Should this trend not continue, the Company's profitability for any affected quarter and the entire year could be materially and adversely impacted due to ongoing selling, general and administrative expenses that are largely fixed over the short term. See "Risk Factors -- Seasonality; Fluctuations in Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

SALES AND MARKETING

     The Company markets its services primarily through one-on-one meetings with executives of targeted clients. The decision to engage a recovery audit firm is similar to the decision to engage most professional service firms and usually involves a lengthy period of familiarization, investigation and evaluation by the prospective client. The sales cycle often exceeds one year in both domestic and international markets. In the U.S. and Canada, where the use of recovery audit services is a generally accepted business practice among retailers, the Company generally must displace a competing firm in order to expand market share. In many other countries, recovery auditing is a new business service that requires an initial educational process in order to gain acceptance.

     At January 31, 1998, the Company's marketing staff consisted of 12 persons in the United States headed by a senior officer and 36 persons in Europe. The Company plans to expand its marketing staff in the U.S. and internationally as its business grows and it enters new markets.

PROPRIETARY RIGHTS

     The Company continuously develops new recovery audit software and enhances existing proprietary software. The Company regards its proprietary software as protected by trade secret and copyright laws of general applicability. In addition, the Company attempts to safeguard its software through employee and third-party nondisclosure agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy, obtain or reverse engineer certain portions of the Company's software or otherwise to obtain or use other information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its software and other proprietary information, the Company believes that the protection afforded by trade secret and copyright laws is less significant to the Company's success than the continued pursuit and implementation of its operating strategies and other factors such as the knowledge, ability and experience of its personnel.

     The Company has registered its copyrights for AuditPro, EDI Inquiry, Claims Management System, FreightPro and RecoverNow with the U.S. copyright office. Third parties with functionally similar software could assert claims under the Copyright Act of 1986, as amended, the federal patent law or state trade secret laws that the Company's proprietary recovery audit software application products infringe or may infringe the proprietary rights of such entities. These third parties may seek damages from the Company as a result of such alleged infringement, demand that the Company license certain proprietary rights from them or otherwise demand that the Company cease and desist from its use or license the allegedly infringing software. Such action may result in protracted and costly litigation or royalty arrangements or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. Although the Company believes that its recovery audit software does not infringe on the intellectual property rights of others and the Company knows of no such pending or other extended claims of infringement, there can be no assurance that such a claim will not be asserted against the Company in the future.

     The Company's trademarks include "Profit Recovery Group International," "PRG," "AuditPro," "AuditPro 97," "EDI Inquiry," "Claims Management System," "FreightPro," "ReportPro" and "RecoverNow." The Company has registered "Profit Recovery Group International," "PRG," "AuditPro," "RecoverNow" and the Company's logo as federal trademarks with the U.S. Patent and Trademark Office. There can be no assurance, however, that the Company will be successful in its attempt to register such trademarks or that it otherwise will be able to continue to use any of the foregoing trademarks.

     The Company has filed applications for protection of certain of its trademarks outside of the U.S. in the various countries where the Company conducts business, and such protection is available. There can be no assurance, however, that the Company will be successful in its attempt to register or continue to use such trademarks outside of the U.S.

COMPETITION

     The recovery audit business is highly competitive. The competitive factors affecting the market for the Company's recovery audit services include: establishing and maintaining client relationships, quality and quantity of claims identified, experience and professionalism of audit staff, rates for services, technology and geographic scope of operations. The Company's principal competitors for accounts payable recovery audit services include local and regional firms and one firm, Howard Schultz & Associates, with a network of affiliate organizations in the U.S. and abroad. The Company believes that Howard Schultz & Associates has been in operation longer than the Company and may have achieved greater revenues than the Company in 1997. The Company's competitors for tax recovery audit services in France include major international accounting firms, tax attorneys and several smaller tax recovery audit firms. There can be no assurance that the Company will continue competing successfully with such competitors.

     The Company believes that as large, transaction-intensive businesses expand internationally and implement EDI accounts payable systems, smaller recovery audit firms will lack the technology and infrastructure necessary to remain competitive unless they make substantial investments to upgrade and expand their skills, technologies and geographic scope of operations. See "Risk
Factors -- Competition."

EMPLOYEES

     At January 31, 1998, the Company had 1,174 employees, 709 of whom were located in the U.S., with 575 persons in the audit function, 12 persons in sales and marketing, 64 persons in information services and the remainder in corporate, finance and administrative functions. In addition to its 465 employees located outside the U.S., internationally the Company engaged 26 independent contractors at January 31, 1998. The Company believes its employee relations are good.

FACILITIES

     The Company's principal executive office is located in approximately 55,000 square feet of office space in Atlanta, Georgia. The Company subleases this space through December 30, 2002 and has an option to renew the lease for five years contingent upon the prime lease being renewed. The Company leases 25,000 square feet of office and warehouse space in Bentonville, Arkansas. This lease has an initial five-year term that commenced on April 19, 1996, with an option to renew for an additional five-year period. The Company leases 27,500 square feet of office space in Levallois-Perret, France. This lease has a nine-year term that commenced on January 1, 1997, with the Company having the right to terminate the lease without penalty after the fourth and sixth years. In addition, the Company maintains 45 other offices in close proximity to certain of its larger clients. The leases for these offices vary in term and range from 1,000 to 10,000 square feet. The Company is negotiating a five-year lease for an additional 15,000 square feet of space in Phoenix, Arizona. The Company anticipates that additional space will be required as business expands and believes that it will be able to obtain suitable space as needed. See Note 4 of Notes to Consolidated Financial Statements of the Company.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings that it believes could have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company:

  NAME                                   AGE   POSITION
  ----                                   ---   --------
  John M. Cook(1)......................  55    Chairman of the Board, Chief Executive Officer and
                                                 Director
  John M. Toma(1)......................  52    Vice Chairman, Assistant Secretary and Director
  Michael A. Lustig....................  42    President and Director
  Marc S. Eisenberg....................  42    President of the Directorate of Alma and Director
  Robert G. Kramer.....................  54    Executive Vice President and Chief Information Officer
  Donald E. Ellis, Jr..................  46    Senior Vice President -- Finance, Treasurer and Chief
                                                 Financial Officer
  Clinton McKellar, Jr.................  51    Senior Vice President, General Counsel and Secretary
  Tony G. Mills........................  41    Senior Vice President -- Corporate Development and
                                                 Assistant Secretary
  David A. Brookmire...................  45    Senior Vice President -- Human Resources
  Stanley B. Cohen(1)(2)...............  54    Director
  Jonathan Golden(1)(3)................  60    Director
  Garth H. Greimann(2)(3)..............  42    Director
  Fred W.I. Lachotzki..................  51    Director
  E. James Lowrey(2)(3)................  70    Director

---------------

(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

     John M. Cook is Chairman of the Board, Chief Executive Officer and a Director of the Company and has served in such capacities since founding the Company in November 1990. Mr. Cook served as President of the Company from November 1990 through January 1998. Prior to forming the Company, Mr. Cook served as President and Chief Operating Officer of Roy Greene Associates from 1989 to 1990. From 1987 to 1989, Mr. Cook served as Senior Vice President of Caldor Stores, Inc., a division of May Department Stores Co. ("May"). From 1982 to 1987, Mr. Cook served in a similar capacity for Kaufmann's Department Stores, Inc., also a division of May.

     John M. Toma was elected Vice Chairman of the Company in January 1997. Prior to that, he was Executive Vice President -- Administration of the Company and had served in such capacity since 1992. Mr. Toma has served as a Director of the Company since its founding in November 1990 and as Senior Vice
President -- Administration of the Company from 1990 to 1992. Prior to forming the Company, Mr. Toma served as Senior Vice President -- Administration of Roy Greene Associates from 1989 to 1990. Prior to joining Roy Greene Associates, Mr. Toma served as Operating Vice President of Caldor Stores, Inc., a division of May.

     Michael A. Lustig joined the Company in 1995 as Senior Vice
President -- Operations. Mr. Lustig was promoted to Executive Vice President in July 1996, and to President -- PRG Worldwide Accounts Payable Audit Operations in January 1997. In January 1998, Mr. Lustig was elected President of the Company and elected as a Director of the Company. Prior to joining the Company, Mr. Lustig worked for The Actava Group, Inc. (formerly Fuqua Industries, Inc.) from 1980 to 1995 where he held various officer positions, most recently as Senior Vice President of Corporate Development.

     Marc S. Eisenberg has served as President of the Directorate of Alma since the closing of the Alma transaction on October 7, 1997 and a Director of the Company since October 15, 1997. Prior to October 1997, Mr. Eisenberg served as President of Alma since its founding in 1986.

     Robert G. Kramer joined the Company in October 1997 as Executive Vice President and Chief Information Officer. Prior to joining the Company, Mr. Kramer had worked for Home Shopping Network, Inc. since 1996 as Executive Vice President and Chief Information Officer. From 1994 to 1996, Mr. Kramer served as Executive Vice President and Chief Information Officer with Hanover Direct, Inc., a direct specialty retailer.

     Donald E. Ellis, Jr. joined the Company in 1995 as Senior Vice President, Treasurer and Chief Financial Officer. From 1993 to 1995, Mr. Ellis served as Vice President -- Finance, Treasurer and Chief Financial Officer of Information America, Inc., a provider of on-line computer information services, and from 1991 to 1993, he was an independent financial consultant. From 1987 to 1991, Mr. Ellis served in various positions with KnowledgeWare, Inc., a supplier of application software, most recently as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Ellis is a certified public accountant.

     Clinton McKellar, Jr. joined the Company in June 1997 as Senior Vice President, General Counsel and Secretary. Prior to joining the Company, from 1989 to May 1997, Mr. McKellar served as Vice President, General Counsel and Secretary of Engraph, Inc., a manufacturer of consumer product packaging.

     Tony G. Mills was elected Senior Vice President -- Corporate Development and Assistant Secretary in June 1997. Prior to that, he was Senior Vice President -- Legal Affairs, General Counsel and Secretary and had served in that capacity since joining the Company in October 1995. For 11 years prior to joining the Company, Mr. Mills was a shareholder in the Atlanta, Georgia law firm of Silfen, Segal, Fryer & Shuster, P.C. ("SSFS") and provided legal services to the Company through that firm since 1990. Mr. Mills remained as Of Counsel to SSFS through January 1996.

     David A. Brookmire joined the Company in 1995 as Senior Vice
President -- Human Resources. From 1987 to 1995, Mr. Brookmire held various positions with Digital Communications Associates, Inc. (now Attachmate Corp.), most recently as Vice President -- Human Resources.

     Stanley B. Cohen has served as a Director of the Company since its founding in 1990. Mr. Cohen is the Chairman of the Board, Chief Executive Officer and President of both Advisory Services, Ltd. ("ASL") and SBC Financial Corporation ("SBC"). These companies provide certain financial consulting and investment services to the Company and certain of its executive officers. In addition, Mr. Cohen is President of Capital Advisory Corporation, a financial advisory company.

     Jonathan Golden has served as a Director of the Company since its founding in 1990 and provides consulting services to the Company through Jonathan Golden, P.C., a wholly owned professional corporation ("JGPC"). Mr. Golden also serves through JGPC as a partner in the Atlanta, Georgia law firm of Arnall, Golden & Gregory, LLP which provides legal services to the Company. Mr. Golden also serves as a director for SYSCO Corporation ("SYSCO"), a distributor of food and related products.

     Garth H. Greimann has served as a Director of the Company since April 1995. Mr. Greimann joined Berkshire Partners, a general partnership, in 1989 and served as a general partner from 1994 until February 1996, when Berkshire Partners was succeeded by Berkshire Partners LLC (Berkshire Partners, a general partnership, and Berkshire Partners LLC are collectively referred to as "Berkshire Partners"). Mr. Greimann has served as a member of Berkshire Partners LLC since February 1996, and as a general partner of Third Berkshire Associates, A Limited Partnership ("Third Berkshire Associates"), the general partner of Berkshire Fund III, since 1994. From 1982 to 1989, Mr. Greimann held various positions with The First National Bank of Boston (the "Bank"), most recently as Vice President of the Bank's Acquisition Finance Division, and served in the Bank's offices in Korea and Taiwan. Mr. Greimann also serves as a director of Trico Marine Services, Inc., an operator of marine vessels active in offshore energy exploration and production activities, and of Crown Castle International Corporation, a provider of infrastructure and related support services to the wireless communications industry.

     Fred W.I. Lachotzki has served as a Director of the Company since January 1996. Since 1989, Mr. Lachotzki has served as a Professor of Business Policy at Nijenrode University, The Netherlands Business School, in The Netherlands. Mr. Lachotzki also serves as a director of Virgin Blockbuster NV, a chain of music superstores, NVS Salland Verzekeringen, an insurance company specializing in healthcare, and Merison Holding NV, a supplier of non-food products to supermarket chains and owner of a franchised chain of electronics retail stores.

     E. James Lowrey has served as a Director of the Company since December 1995. Mr. Lowrey served as Executive Vice President -- Finance and Administration of SYSCO from 1978 until his retirement in 1993 and was a director of SYSCO from 1981 to 1993. He currently serves as a director of Riviana Foods, Inc., a processor and distributor of rice and other food products, and of Hi-Lo Automotive, Inc., an automotive parts retailer.

     No family relationship exists among any of the directors and executive officers of the Company.

     The Board of Directors has an Executive Committee, Audit Committee and Compensation Committee. The Executive Committee is empowered to exercise all of the authority of the Board of Directors of the Company, except as limited by the Georgia Business Corporation Code (the "GBCC"). Under the GBCC, a committee of the board of directors of a company, among other things, may not approve or recommend to shareholders actions required to be approved by shareholders, fill vacancies on the board of directors, amend or repeal the bylaws or approve a plan of merger not requiring shareholder approval. The functions of the Audit Committee include recommending to the Board the retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the financial statements of the Company and its internal accounting and auditing procedures. The functions of the Compensation Committee include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering The Profit Recovery Group International, Inc. 1996 Stock Option Plan (the "1996 Plan") and considering such other matters as may from time to time be referred to the Compensation Committee by the Board.

     The Company compensates its non-employee directors $20,000 per year for their service on the Board and any committee thereof. Non-employee directors will be reimbursed for all out-of-pocket expenses, if any, incurred in attending Board and committee meetings. The Board of Directors has approved an automatic annual grant to Directors not employed by the Company of options to purchase from 2,500 to 7,500 shares of Common Stock. Beginning in 1998, grants will be made as of December 31 of each year; provided, however, that no grants will be made in any year unless the Company's earnings per share for such year shall have increased by at least 25% over the previous year. A 25% increase in earnings per share will result in a grant of options to purchase 2,500 shares of Common Stock while each additional one percent increase in earnings per share will result in a grant of options to purchase an additional 200 shares of Common Stock, up to a maximum annual grant of options to purchase 7,500 shares of Common Stock. The per share option exercise price will be the closing price of the Company's Common Stock on The Nasdaq Stock Market on December 31 of the year of grant, or if no sale of the Common Stock was made on that date, on the next preceding date on which there was such a sale. Options will vest in 20% increments over a period of 5 years.


     Stanley B. Cohen, a director of the Company, provides financial and investment advisory services to the Company and certain of its executive officers through ASL and provides financial advisory services to the Company through SBC. Mr. Cohen is the Chairman, President, Chief Executive Officer and sole shareholder of ASL and SBC. During 1997, the Company paid SBC aggregate consulting fees of approximately $70,000. The Company paid ASL consulting fees of approximately $25,000 in 1997 for providing financial advisory services to the Company and to certain of the Company's executive officers and expects to continue utilizing the services of ASL and SBC in the future. The Company currently pays SBC a consulting fee of $5,800 per month. The consulting agreement may be terminated by either party for any reason upon not less than 30 days prior notice. The Company also pays the expenses of preparing certain annual income tax returns for Mr. Cohen. The amount paid by the Company in 1997 for these services was approximately $7,900.

     Jonathan Golden, a director of the Company, provides consulting services to the Company through JGPC. Mr. Golden is the sole shareholder of JGPC. During 1997, the Company paid JGPC aggregate consulting fees of approximately $70,000. The Company currently pays JGPC a consulting fee of $5,800 per month. The consulting agreement may be terminated by either party for any reason upon not less than 30 days prior notice. In addition, the Company has paid the law firm of Arnall, Golden & Gregory, LLP, of which JGPC serves as a partner, compensation for legal services rendered since 1991 and expects to continue utilizing this firm's services in the future. The Company also pays the expenses of preparing certain annual income tax returns for Mr. Golden. The amount paid by the Company in 1997 for these services was approximately $10,000.

     The Company has also entered into a consulting agreement with Lieb Finance S.A., a Luxembourg company of which Marc S. Eisenberg is the sole owner and employee, to assist on strategic and long-term planning matters for the Company and its affiliates in certain portions of Europe. The term of the consulting agreement is for five years ending October 7, 2002. Under the consulting agreement, Lieb Finance S.A. will receive an annual consulting fee of 325,000 French Francs (the current approximate equivalent of $53,000 as of February 11, 1998).

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid or accrued by the Company to the Chief Executive Officer, the other four most highly paid executive officers of the Company in 1997 (the "Named Executive Officers"). The information presented is for the years ended December 31, 1995, 1996 and 1997.

                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM
                                                                          COMPENSATION
                                                                          -------------
                                         ANNUAL COMPENSATION(1)            SECURITIES
                                 --------------------------------------    UNDERLYING
                                                         OTHER ANNUAL        OPTIONS          ALL OTHER
NAME AND POSITION         YEAR   SALARY(2)    BONUS     COMPENSATION(3)   (# OF SHARES)   COMPENSATION(1)(4)
-----------------         ----   ---------   --------   ---------------   -------------   ------------------
John M. Cook............  1997   $350,012    $350,000       $    --           86,663           $ 18,402
  Chairman of the Board   1996    356,731     262,500            --          223,530             15,475
  and Chief Executive     1995    695,000          --            --               --            115,000
  Officer
John M. Toma............  1997    305,994     114,750            --               --             57,180
  Vice Chairman and       1996    307,609     122,400            --          100,000             67,050
  Assistant Secretary     1995    374,000          --            --               --              4,000
Michael A. Lustig.......  1997    264,596      90,100            --          135,000             20,000
  President(5)            1996    211,269      67,302            --           27,500             20,000
Donald E. Ellis, Jr.....  1997    172,115      64,922            --               --             26,446
  Senior Vice President,  1996    160,000      56,000            --           10,000             26,446
  Treasurer and Chief     1995    131,000      13,000        22,000          120,000             26,000
  Financial Officer(6)
Tony G. Mills...........  1997    156,461      56,281            --               --              1,784
  Senior Vice
  President -- Corporate
  Development and
  Assistant Secretary(5)


---------------

(1) The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits, securities or property received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Includes contributions made to the Company's 401(k) Plan during the years presented.
(3) Consisted of $12,500 for car allowance and $9,500 for financial advisory services received by Mr. Ellis.
(4) Consists of:
     (a) Premiums for supplemental term life insurance paid by the Company in the approximate amounts set forth below:

                                                   1995       1996       1997
                                                 --------   --------   --------
Mr. Cook.......................................  $102,000   $     --   $     --
Mr. Toma.......................................     4,000         --         --
Mr. Lustig.....................................        --         --         --
Mr. Ellis......................................     1,000      1,446      1,446
Mr. Mills......................................        --         --      1,784


     (b) Deferred compensation accrued in the consolidated financial statements of the Company on behalf of Messrs. Toma, Lustig and Ellis in the amounts of $55,000, $20,000 and $25,000, respectively, in 1997 and 1996; and Mr. Ellis in the amount of $25,000 for 1995.

     (c) Legal expenses paid by the Company in 1995 on behalf of Mr. Cook in the amount of $13,000.
     (d) Tax preparation expenses paid by the Company in 1996 on behalf of Messrs. Cook and Toma in the amount of $15,475 and $12,050, respectively; and in 1997 on behalf of Messrs. Cook and Toma in the amount of $18,402 and $2,180, respectively.
(5) Mr. Lustig's 1995 and Mr. Mills' 1995 and 1996 compensation have not previously been disclosed and are therefore not required to be disclosed herein.
(6) Amounts shown for 1995 reflect compensation from March 1, 1995, when Mr. Ellis began employment with the Company.

OPTION GRANTS TABLE

     The following table sets forth certain information regarding options granted to the Named Executive Officers during the year ended December 31, 1997. No separate stock appreciation rights ("SARs") were granted during 1997.

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR


                                                  PERCENT OF                            POTENTIAL REALIZABLE
                                                    TOTAL                                 VALUE AT ASSUMED
                                     NUMBER OF     OPTIONS                              ANNUAL RATES OF STOCK
                                     SECURITIES    GRANTED     EXERCISE                PRICE APPRECIATION FOR
                                     UNDERLYING       TO       OR BASE                       OPTION TERM
                                      OPTIONS     EMPLOYEES     PRICE     EXPIRATION   -----------------------
NAME                                  GRANTED      IN 1997      ($/SH)       DATE         5%           10%
----                                 ----------   ----------   --------   ----------   ---------   -----------
John M. Cook.......................    86,663(1)      8.7%      $17.75     12/31/07    $967,409    $2,451,603
John M. Toma.......................        --          --           --           --          --            --
Michael A. Lustig..................    60,000(1)      6.0        14.75     01/03/07     556,572     1,410,462
                                       75,000(2)      7.5        17.75     12/31/07     837,216     2,121,670
Donald E. Ellis, Jr................        --          --           --           --          --            --
Tony G. Mills......................        --          --           --           --          --            --


---------------

(1) Options are non-qualified options granted under the 1996 Plan. All options have ten year terms and vest as follows: 20% becomes exercisable on the anniversary of grant and an additional 20% becomes exercisable on each grant date anniversary thereafter; provided, however, that Mr. Cook's options will vest automatically upon the occurrence of certain events. See "-- Employment Agreements."
(2) Options are non-qualified options granted under the 1996 Plan. All options have ten year terms and vest as follows: 25% becomes exercisable on the anniversary of grant and an additional 25% becomes exercisable on each grant date anniversary thereafter.

OPTIONS EXERCISES AND YEAR-END VALUE TABLE

     None of the Named Executive Officers has held or exercised separate SARs. The following table sets forth certain information regarding options exercised during the year ended December 31, 1997, and unexercised options held at year-end, by each of the Named Executive Officers.

                       OPTION VALUES AT DECEMBER 31, 1997

                                                                NUMBER OF SECURITIES
                                        SHARES                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                       ACQUIRED                      OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                          ON       VALUE         FISCAL YEAR-END (#)          FISCAL YEAR-END($)(1)
                                       EXERCISE   REALIZED   ---------------------------   ---------------------------
NAME                                     (#)        ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                   --------   --------   -----------   -------------   -----------   -------------
John M. Cook.........................       --    $     --     44,706         265,487       $228,236       $912,942
John M. Toma.........................       --          --     20,000          80,000        135,000        540,000
Michael A. Lustig....................       --          --     15,100         171,400         93,600        320,400
Donald E. Ellis, Jr..................   24,000     280,800      2,000          80,000         13,500        950,400
Tony G. Mills........................       --          --     20,000          60,000        180,600        473,400

---------------

(1) Calculated based on a fair market value of $17.75 per share of Common Stock at December 31, 1997, less the applicable exercise prices.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement, as amended, with John
M. Cook that currently expires December 31, 2002. The employment agreement provides for automatic one-year renewals upon the expiration of each year of employment (such that it always has a five-year term), subject to prior notice of non-renewal by the Board of Directors. Pursuant to Mr. Cook's employment agreement, for 1998 through 2002, Mr. Cook will receive an annual base salary of $350,000 and an annual bonus of up to 150% of his base salary based upon the Company's performance for the respective year. For 1998, the Compensation Committee has determined that Mr. Cook also is eligible to receive options up to a maximum of 150,000 shares of Common Stock if 1998 earnings per share are 150% or more of 1997 earnings per share. Should 1998 earnings per share be at least 125% of 1997 earnings per share, Mr. Cook will be entitled to receive options to purchase an additional 75,000 shares of Common Stock, and a prorated additional amount if 1998 earnings per share are between 126% and 149% of 1997 earnings per share. Any options so granted to Mr. Cook shall be granted at fair market value as of the end of 1998 and will vest over a five-year period at 20% per year. If Mr. Cook is terminated other than for cause or if Mr. Cook resigns for "Good Reason," he is eligible to receive a severance payment up to a maximum amount not to be deemed an "excess parachute payment" under the Internal Revenue Code of 1986, as amended (the "Code"), and all outstanding options immediately become vested. For purposes of Mr. Cook's employment agreement "Good Reason" means, unless Mr. Cook consents thereto, (i) the assignment of duties or a position or title inconsistent with or lower than the duties, position or title provided in Mr. Cook's employment agreement; (ii) the principal place where Mr. Cook is required to perform a substantial portion of his duties is outside of Atlanta, Georgia; (iii) the reduction of Mr. Cook's compensation unless the Board (or the Compensation Committee) has authorized a general compensation decrease for all executive employees of the Company; (iv) there is a merger, consolidation or reorganization of the Company or any other transaction resulting in Mr. Cook (together with his immediate family or trusts or limited partnerships established for the benefit of Mr. Cook and/or such persons) owning in the aggregate less than 20% of the voting control of the Company; or (v) there is a sale or agreement to sell or a grant of an option to purchase all or substantially all of the assets of the Company. Mr. Cook also is entitled to receive certain supplemental insurance coverage and other personal benefits under his employment agreement. Mr. Cook has agreed not to compete with the Company or to solicit any of the Company's clients or employees for a period of 18 months following termination of employment.

     The Company has also entered into employment agreements with John M. Toma, Michael A. Lustig, Donald E. Ellis, Jr. and Tony G. Mills, each of which will expire December 31, 1998 and provides for automatic one-year renewals upon the expiration of each year of employment, subject to prior notice of nonrenewal by the Board of Directors. Messrs. Toma, Lustig, Ellis and Mills have agreed not to compete with the Company or to solicit any clients or employees of the Company for a period of 18 months following termination of their respective employments.

     Pursuant to Mr. Toma's employment agreement, for 1998, he will continue to receive a base salary of $306,000, and the Compensation Committee increased Mr. Toma's maximum potential bonus from 50% of his base salary to 60% of his base salary based upon the Company's performance for 1998. On January 27, 1998, the Compensation Committee granted Mr. Toma options to purchase 25,000 shares of Common Stock at a purchase price of $15.75 per share, vesting over a five-year period at 20% per year. For 1998, the Compensation Committee has determined that Mr. Toma also is eligible to receive additional options up to a maximum of 75,000 shares of Common Stock if 1998 earnings per share are 150% or more of 1997 earnings per share. Should 1998 earnings per share be at least 125% of 1997 earnings per share, Mr. Toma will be entitled to receive options to purchase an additional 25,000 shares of Common Stock, and a prorated additional amount if 1998 earnings per share are between 126% and 149% of 1997 earnings per share. Any options so granted to Mr. Toma shall be granted at fair market value as of the end of 1998 and will vest over a five-year period at 20% per year. In addition, the Company has agreed to make annual contributions in the amount of $55,000 per year to a deferred compensation program for Mr. Toma, which amounts will vest 50% immediately and the remainder over a ten-year period at 10% per year. Mr. Toma will be entitled to receive his deferred compensation upon termination of his employment for any reason, other than for cause or for "Good Reason (as such term is similarly defined in Mr. Cook's employment agreement), including death or disability. The Company has also agreed to provide Mr. Toma with certain other personal benefits. Upon termination, other than for cause or by voluntary resignation, Mr. Toma will receive severance payments equal to one year's base salary and other personal benefits. Mr. Toma will also receive severance payments equal to one year's base salary if he resigns for "Good Reason."

     In January 1998, Mr. Lustig was elected as President of the Company and was elected to the Board of Directors of the Company. For 1998, the Compensation Committee increased Mr. Lustig's annual base salary to $300,000 and increased his maximum potential bonus from 50% to 75% of his base salary based upon the Company's performance for 1998. The Compensation Committee has determined that Mr. Lustig also is eligible to receive additional options up to a maximum of 125,000 shares of Common Stock if 1998 earnings per share are 150% or more of 1997 earnings per share. Should 1998 earnings per share be at least 125% of 1997 earnings per share, Mr. Lustig will be entitled to receive options to purchase an additional 37,500 shares of Common Stock, and a prorated additional amount if 1998 earnings per share are between 126% and 149% of 1997 earnings per share. Any options so granted to Mr. Lustig shall be granted at fair market value as of the end of 1998, and will vest over a four-year period at 25% per year. Beginning in 1998, Mr. Lustig has elected to reduce his annual base salary by $40,000 and to contribute such amount to a deferred compensation program for his benefit, which amount vests immediately. In addition, the Company has agreed to make annual matching contributions in the amount of $40,000 per year to such deferred compensation program, which amounts will vest over a ten-year period at 10% per year. Mr. Lustig will be entitled to receive his deferred compensation upon termination of his employment for any reason, other than for cause, including death or disability. The Company has also agreed to provide Mr. Lustig with certain other personal benefits. Upon termination, other than for cause or by voluntary resignation, Mr. Lustig will receive severance payments equal to six months' base salary.

     Pursuant to Mr. Ellis' employment agreement, for 1998, he will continue to receive an annual base salary of $175,000 and a bonus of up to 50% of his base salary based in part upon the Company's performance for 1998. On January 27, 1998, the Compensation Committee granted Mr. Ellis options to purchase 15,000 shares of Common Stock at a purchase price of $15.75 per share, vesting over a five-year period at 20% per year. Mr. Ellis has elected to reduce his annual bonus by up to $25,000 and to contribute such amount to a deferred compensation program for Mr. Ellis, which amount vests immediately. In addition, the Company has agreed to make annual matching contributions in the amount of $25,000 per year to such deferred compensation program, which amounts will vest over a ten-year period at 10% per year. Mr. Ellis will be entitled to receive his deferred compensation upon termination of his employment for any reason, other than for cause or for "Good Reason" (as such term is similarly defined in Mr. Cook's employment agreement), including death or disability. The Company has also agreed to provide Mr. Ellis with certain other personal benefits. Upon termination, other than for cause or by voluntary resignation, Mr. Ellis will receive severance payments equal to one years' base salary. Mr. Ellis will also receive severance payments equal to one year's base salary if he resigns for "Good Reason."

     For 1998, the Compensation Committee increased Mr. Mills' annual base salary to $170,000 (effective March 1, 1998). Pursuant to Mr. Mills' employment agreement, for 1998, he will receive a bonus of up to 50% of his base salary based in part upon the Company's performance for 1998. On January 27, 1998, the Compensation Committee granted Mr. Mills options to purchase 15,000 shares of Common Stock at a purchase price of $15.75 per share, vesting over a five-year period at 20% per year. Beginning in 1998, the Compensation Committee has determined that the Company will make annual contributions in the amount of $10,000 per year to a deferred compensation program for Mr. Mills, which amounts will vest over a ten-year period at 10% per year. Mr. Mills will be entitled to receive his deferred compensation upon termination of his employment for any reason, other than for cause, including death or disability. The Company has also agreed to provide Mr. Mills with certain other personal benefits. Upon termination, other than for cause or by voluntary resignation, Mr. Mills will receive severance payments equal to nine months' base salary and certain other personal benefits.

1996 STOCK OPTION PLAN


     In January 1996, the Company, with the approval of its shareholders, adopted the 1996 Plan. The 1996 Plan provides for the grant of options to acquire a maximum of 3,500,000 shares of Common Stock, subject to certain adjustments. In January 1998, the Board approved, subject to shareholder approval, an additional 1,000,000 shares of Common Stock to be reserved for issuance under the 1996 Plan. As of March 11, 1998, options for 2,531,293 shares were outstanding (after adjustment for forfeitures) and 131,200 had been exercised. Options may be granted under the 1996 Plan to key employees, officers or directors of, and consultants and advisors to, the Company and its subsidiaries. The Company estimates that, as of January 31, 1998, approximately 770 employees (including officers) and five non-officer directors of the Company are eligible to participate in the 1996 Plan. Unless sooner terminated by the Board, the 1996 Plan terminates in January 2006.


EMPLOYEE STOCK PURCHASE PLAN

     In May 1997, the Company's shareholders approved the adoption of The Profit Recovery Group International, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to be an "employee stock purchase plan" as defined in Code Section 423. Under the Stock Purchase Plan, eligible employees may authorize payroll deductions at the end of a semi-annual purchase period of from one to ten percent of their compensation (as defined in the Stock Purchase Plan), with a minimum deduction of ten dollars per payday and a maximum aggregate deduction of $10,625 during each semi-annual purchase period, to purchase Common Stock at a price of 85% of the fair market value thereof as of the first Trading Day (as defined in the Stock Purchase Plan) of the offering period. The aggregate number of shares of Common Stock which may be purchased by all participants under the Stock Purchase Plan may not exceed 750,000, subject to certain adjustments. The Company estimates that, as of January 31, 1998, approximately 880 employees of the Company and its subsidiaries are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan will terminate at the option of the Company's Compensation Committee or, if not earlier, at the time purchase rights have been exercised for all shares of Common Stock reserved for purchase under the Stock Purchase Plan.

THE COMPANY'S 401(K) PLAN

     The Company assumed, effective immediately prior to completion of its initial public offering, the Code Section 401(k) plan (the "401(k) Plan") sponsored by a predecessor of the Company. The 401(k) Plan is intended to be a tax-qualified retirement plan. Under the 401(k) Plan, eligible employees of the Company and employees of its participating subsidiaries may elect to make pre-tax saving deferrals of from one percent to 15% of their compensation each year, subject to annual limits on such deferrals (e.g., $10,000 in 1998) imposed by the Code. The Company may also in its discretion, on an annual basis, make a matching contribution with respect to such participants' elective deferrals and/or additional Company contributions. The only form of benefit payment under the 401(k) Plan is a single lump-sum payment equal to the balance in the participant's account. Under the 401(k) Plan, the vested portion of a participant's accrued benefit is payable upon such employee's termination of employment, attainment of age 59 1/2 (with respect to 100% vested accounts only), retirement, total and permanent disability or death.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The table below sets forth certain information regarding the beneficial ownership of the Common Stock at March 11, 1998, as adjusted to reflect the sale of the Common Stock offered hereby, of (i) each person known by the Company to own beneficially five percent or more of the Common Stock, (ii) each director of the Company who beneficially owns shares of Common Stock, (iii) each Named Executive Officer who beneficially owns shares of Common Stock, (iv) the Selling Shareholders and (v) all directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares beneficially owned by them.



                                                    BENEFICIAL
                                                     OWNERSHIP
                                                     PRIOR TO                     BENEFICIAL OWNERSHIP
                                                    OFFERING(1)       NUMBER OF    AFTER OFFERING(1)
                                                -------------------    SHARES     --------------------
NAME                                             NUMBER     PERCENT   OFFERED(2)    NUMBER     PERCENT
----------------------------------------------  ---------   -------   ---------   ----------   -------
John M. Cook(3)(4)............................  5,531,398    28.6%           --    4,564,793    21.4%
Cook Family Limited Partnership(3)............  1,732,684     9.0       500,000    1,232,684     5.8
John M. Cook 1998 Revocable Trust(3)..........  1,000,000     5.2       466,605      533,395     2.5
John M. Toma(5)...............................    761,951     4.0       150,000      611,951     2.9
Donald E. Ellis, Jr.(6).......................      2,000       *            --        2,000       *
Michael A. Lustig(7)..........................     28,130       *            --       28,130       *
Marc S. Eisenberg(8)..........................         --      --            --           --      --
Tony G. Mills(9)..............................  1,798,007     9.3            --    1,798,007     8.4
Stanley B. Cohen(10)..........................    900,000     4.7       250,000      650,000     3.1
Jonathan Golden(3)(11)........................  1,082,928     5.6       200,000      882,928     4.2
Fred W. I. Lachotzki(12)......................     14,000       *            --       14,000       *
E. James Lowrey(12)...........................      4,000       *            --        4,000       *
Berkshire Fund III(13)........................  1,766,288     9.2       502,125    1,264,163     5.9
Bradley M. Bloom(13)(14)......................  1,780,229     9.3         4,321    1,100,827     5.2
Jane Brock-Wilson(13)(14).....................  1,773,949     9.2         2,374    1,096,236     5.2
Kevin T. Callaghan(13)(14)....................  1,773,949     9.2         2,374    1,096,494     5.2
J. Christopher Clifford(13)(14)(15)...........  1,792,129     9.3         3,687    1,113,361     5.2
Russell L. Epker(13)(14)......................  1,778,185     9.3         3,687    1,099,417     5.2
Carl Ferenbach(13)(14)........................  1,780,229     9.3         4,321    1,100,827     5.2
Garth H. Greimann(13)(14).....................  1,773,949     9.3            --    1,098,868     5.2
Ross M. Jones.................................        744       *           230          514       *
Ian K. Loring.................................        744       *           230          514       *
Richard K. Lubin Daughters' Trust dtd 8/18/91
  fbo Emily(15)...............................      6,972       *         2,161        4,811       *
Richard K. Lubin Daughters' Trust dtd 8/18/91
  fbo Kate(15)................................      6,972       *         2,161        4,811       *
Robert J. Small...............................      2,554       *           791        1,763       *
Sally Shaps Trust.............................    134,375       *        62,500       71,875       *
Charles C. Kraft(16)..........................    126,540       *        58,770       67,770       *
Richard and Carol Leavitt Family Trust........     18,750       *         9,375        9,375       *
Richard and Carol Leavitt Joint Tenants.......      2,750       *         2,750           --      --
Epargne Capitalisation Intermediare...........    114,359       *       114,359           --      --
Epargne Developpement.........................     57,179       *        57,179           --      --
All executive officers and directors as a
  group (14 Persons)(17)...................... 11,889,881    61.1     2,068,730    9,821,151    45.8


------------------------

   * Less than one percent.

 (1) Applicable percentage of ownership at March 11, 1998 is based upon 19,264,124 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares shown as beneficially owned. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other persons.

 (2) Amounts indicated reflect actual number of shares offered and assumes no exercise of the Underwriters' over-allotment option. In the event such option is exercised in full, Mr. Cook will sell, through the John M. Cook 1998 Revocable Trust, an additional 533,395 shares and will beneficially own 4,031,398 shares, or 18.9%, of the Common Stock outstanding after this offering. Assuming the Underwriters' over-allotment option is exercised in full, Berkshire Fund III will sell an additional 99,767 shares and will beneficially own 1,164,396 shares, or 5.8%, of the Common Stock outstanding after this offering. Assuming the Underwriters' over-allotment option is exercised in full, Mr. Toma will sell, through the Toma Family Limited Partnership, an additional 21,605 shares and will beneficially own 590,346 shares, or 2.8% of the Common Stock outstanding after this offering.

 (3) The business address for the named individual or entity is 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426.
 (4) Does not include shares held for the benefit of John M. Cook or M. Lucy Cook for which Tony G. Mills is the trustee and has the sole investment and voting power with respect to such shares. Includes 1,732,684 shares held by the Cook Family Limited Partnership, for which Mr. Cook serves as the general partner and 67,867 shares held by his spouse. Also includes 1,000,000 shares held by the John M. Cook 1998 Revocable Trust, for which Mr. Cook is the trustee. Also includes 134,000 shares owned by Cook Family Foundation, Inc., of which Mr. Cook, his spouse and members of his immediate family are the directors and 74,706 shares subject to options which either are currently exercisable or will become exercisable within 60 days from the date of this Prospectus.
 (5) Includes 38,233 shares held for the benefit of Mr. Toma for which Tony G. Mills and Mr. Toma's wife serve as co-trustees and the trustees share investment and voting power with respect to such shares. Includes 218,870 shares held by the Toma Family Limited Partnership, for which Mr. Toma serves as the general partner. Also includes 50,000 shares held by Mr. Toma's wife, 3,901 shares held by the Mary Caitlin Cook Trust, of which Mr. Toma is the trustee, and 40,000 shares subject to options which either are exercisable or will become exercisable within 60 days from the date of this Prospectus. Does not include shares held for the benefit of Mr. Toma's children in the Michael Toma Family Trust and the Michelle Toma Family Trust.
 (6) The shares indicated represent options which are either currently exercisable or exercisable within 60 days from the date of this Prospectus.
 (7) Includes 27,100 shares subject to options which are either currently exercisable or will become exercisable within 60 days from the date of this Prospectus.
 (8) Excludes 421,138 shares in which Mr. Eisenberg has a pecuniary interest, but as to which Mr. Eisenberg disclaims beneficial ownership. Such shares are held pursuant to commercial relationship with the record owner. Mr. Eisenberg has informed the Company that he neither has nor shares voting or investment power with respect to such shares and that he does not have the right either to acquire such voting or investment power within 60 days or to terminate the commercial relationship with the record holder within 60 days.

 (9) Includes shares held by trusts containing 1,697,774 shares for the benefit of Mr. Cook and his spouse of which Mr. Mills is the sole trustee and by trusts containing 78,233 shares for the benefit of Mr. Toma and certain members of his immediate family of which Mr. Mills is a co-trustee. Also includes 22,000 shares subject to options which are either currently exercisable or will become exercisable within 60 days from the date of this Prospectus.

(10) Includes 188,472 shares held for the benefit of Mr. Cohen for which Shirley
     L. Cohen, Mr. Cohen's spouse, is the trustee and has sole voting and investment power with respect to such shares.
(11) Includes 129,935 shares held for the benefit of Mr. Golden for which Roberta P. Golden is the trustee and has sole voting and investment power with respect to such shares.
(12) Includes 4,000 shares subject to options which are either currently exercisable or will become exercisable within 60 days from the date of this Prospectus.
(13) The business address for the named individual or entity is Suite 3300, One Boston Place, Boston, Massachusetts 02108-4401.
(14) Includes 1,766,288 shares held by Berkshire Fund III for which the general partner is Third Berkshire Associates. Ms. Brock-Wilson and Messrs. Bloom, Callaghan, Clifford, Epker, Ferenbach and Greimann serve as general partners of Third Berkshire Associates. These individuals each disclaim beneficial ownership of the shares owned by Berkshire Fund III, except to the extent of their respective pecuniary interests therein.
(15) Includes shares held by Richard K. Lubin Daughters' Trust dtd 8/18/91 fbo Emily and Richard K. Lubin Daughters' Trust dtd 8/18/91 fbo Kate, for which Mr. Clifford serves as co-trustee and shares voting and investment power with respect to such shares.
(16) Includes 9,000 shares subject to options which are either exercisable or will become exercisable within 60 days from the date of this Prospectus.

(17) Includes options to purchase an aggregate of 193,806 shares which are either currently exercisable or will become exercisable within 60 days from the date of this Prospectus.


                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 60,000,000 shares of Common Stock, no par value, and 1,000,000 shares of Preferred Stock, no par value ("Preferred Stock").

COMMON STOCK


     At March 11, 1998, there were 19,264,124 shares of Common Stock outstanding held of record by 146 shareholders. Immediately following the offering, 21,264,124 shares of Common Stock will be outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Common Stock do not have cumulative voting rights; consequently, a holder of more than 50% of the shares of Common Stock would be able to elect all of the Company's directors eligible for election in a given year.


     Subject to the preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, of the Company, holders of Common Stock are entitled to receive pro rata all assets available for distribution to shareholders after payment or provision for payment of the debts and other liabilities of the Company and the liquidation preferences of any then outstanding Preferred Stock. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon consummation of the offering will be, fully paid and nonassessable. For a description of a provision eliminating certain personal liability of directors, see "-- Certain Articles and Bylaw Provisions."

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. Currently, no shares of Preferred Stock are issued or outstanding. The Preferred Stock may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be fixed by the Board, without any further vote or action by the shareholders. Although the Company has no present plans to issue any Preferred Stock, the ownership and control of the Company by the holders of the Common Stock would be diluted if the Company were to issue Preferred Stock that had voting rights or that was convertible into Common Stock. In addition, the holders of Preferred Stock issued by the Company would be entitled by law to vote on certain transactions such as a merger or consolidation, and thus the issuance of Preferred Stock could dilute the voting rights of the holders of the Common Stock on such issues. The issuance of Preferred Stock also could have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN ARTICLES AND BYLAW PROVISIONS

     Shareholders' rights and related matters are governed by the Georgia Business Corporation Code and the Company's Articles of Incorporation and Bylaws. Certain provisions of the Articles of Incorporation and Bylaws of the Company, which are summarized below, could either alone or in combination with each other, have the effect of preventing a change in control of the Company or making changes in management more difficult.

     Corporate Takeover Provisions. The Company's Bylaws make applicable to the Company provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders ("Corporate Takeover Provisions"). The Corporate Takeover Provisions are designed to encourage any person, before acquiring 10% of the Company's voting shares, to negotiate with and seek approval of the Board of Directors for the terms of any contemplated business combination. The Corporate Takeover Provisions will prevent for five years certain business combinations with an "interested shareholder" (as defined in the Corporate Takeover Provisions) unless (i) prior to the time such shareholder became an interested shareholder, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting shares of the Company excluding, however, shares owned by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of the Company's outstanding voting shares and the business combination being approved by the holders of a majority of the Company's voting shares, excluding from the vote the stock owned by the interested shareholder or by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans. The Corporate Takeover Provisions may be repealed only by the affirmative vote of (i) two-thirds of all directors who are unaffiliated with an interested shareholder and (ii) a majority of all outstanding shares, excluding those held by affiliates of an interested shareholder. Shareholders of the Company who became interested shareholders prior to the time of the adoption of the Corporate Takeover Provisions are not subject to such provisions.

     Issuance of Preferred Stock. The Company's Articles of Incorporation permit the Board of Directors to issue shares of preferred stock of the Company without shareholder approval, with the rights and privileges of such preferred stock determined by the Board of Directors. Through the issuance of such preferred stock, the Board could confer rights upon existing shareholders that may make a takeover of the Company less desirable.

     Classified Board of Directors. The Company's Board of Directors is divided into three classes of directors serving staggered terms of three years each. As a result, it will be more difficult to change the composition of the Company's Board of Directors, which may discourage or make more difficult an attempt by a person or group of persons to obtain control of the Company.

     Transactions with Interested Shareholders. The Company's Bylaws provide that the Company will be subject to the fair price provisions of the Georgia Business Corporation Code (the "Fair Price Provisions"). The Fair Price Provisions require that certain business combinations between the Company and shareholders who beneficially own ten percent or more of the Company's outstanding stock must satisfy certain conditions unless the business combination is (i) unanimously approved by members of the Board of Directors who are not affiliated with the interested shareholder, or (ii) recommended by two-thirds of such unaffiliated directors and approved by a majority of outstanding shares, excluding those held by affiliates of the interested shareholder. The conditions to be satisfied require (a) that the aggregate of the cash and "fair market value," as defined in the Georgia Business Corporation Code, of property exchanged for shares equal to the highest of (i) the highest per share price paid by the interested shareholder within certain periods, (ii) the fair market value of the shares on the day the interested transaction is announced or (iii) the highest preferential amount to which holders of such shares would be entitled upon liquidation or dissolution of the Company; (b) the interested shareholder acquires the shares using the same form of consideration as used in any prior acquisition of the shares; and (c) there have not been certain changes in the Company's dividend policy or practice since the interested shareholder became an interested shareholder.

     Special Meeting Call Restrictions. Under the Company's Articles of Incorporation, special meetings of the shareholders may only be called by the Chairman of the Board, the President, a majority of the Board of Directors or upon the written demand of the holders of 35% of the outstanding shares of Common Stock entitled to vote at any such meeting, provided that the Company has more than 100 shareholders. If the Company has 100 or fewer shareholders, 25% of the holders of the outstanding shares of Common Stock entitled to vote at a meeting may submit written demand for such meeting. This provision may make it more difficult to shareholders to require the Company to call a special meeting of shareholders to consider any proposed corporate action, including any sale of the Company, which may be favored by the shareholders.

     Number of Directors, Removal, Filling Vacancies. Under the Company's Bylaws, the Board of Directors determines the number of directors on the Board and fills any newly created directorships or director vacancies, although directors elected by the Board to fill vacancies may serve only until the next annual meeting of shareholders at which directors are elected by the shareholders to fill such vacancies.

     Constituency Considerations. The Company's Articles of Incorporation provide the Board of Directors the right to consider the interests of various constituencies, including employees, clients and creditors of the Company, as well as the communities in which the Company is located, in addition to the interest of the Company and its shareholders, in discharging their duties in determining what is in the Company's best interests.

     Limitation of Directors' Liability. The Company's Articles of Incorporation eliminate, subject to certain exceptions, the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director. The Articles do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law,
(iii) unlawful corporate distributions, or (iv) any transaction from which the director received an improper benefit. In addition, the Company's Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to the best interests of the Company, and with respect to criminal proceedings, if the director had no reasonable cause to believe his or her conduct was unlawful. The personal liability of directors for monetary damages for violations of federal securities laws is not affected by these provisions. These provisions of the Articles and Bylaws will limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the Board's action. In many situations, this remedy may not be effective, as, for example, when shareholders have no prior awareness of the Board's consideration of the particular transaction or event.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Company's Common Stock is First Union National Bank.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 21,264,124 shares of Common Stock outstanding. Substantially all of these shares will be transferable without restriction or registration under the Securities Act or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act as described below.


SALES OF RESTRICTED SHARES

     Approximately 8,941,049 Lock-up Shares are subject to lock-up agreements between the holders thereof and the representatives of the Underwriters, pursuant to which the holders of the Lock-up Shares have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock until after the 90 day Lock-up Period, subject to limited exceptions. See "Underwriting." Following the expiration of the Lock-up Period, substantially all of the Lock-up Shares will become available for immediate resale in the public market subject to the volume and other limitations of Rule 144. In connection with the APRSI, Hale, Alma and TradeCheck transactions, an additional 714,737 shares of Common Stock are subject to contractual lock-up provisions with the Company that will expire beyond the Lock-up Period.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of one percent of the then-outstanding shares of Common Stock of the Company (approximately 212,641 shares after giving effect to this offering) and the average weekly reported trading volume of the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. The transfer agent, however, may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares. Such opinion would be provided by and at the cost of the transferor.


OPTIONS


     At March 11, 1998, options to purchase a total of 2,531,293 shares of Common Stock pursuant to the 1996 Plan were outstanding, of which 348,746 were exercisable. Of the shares subject to options, 597,193 are subject to lock-up agreements. Upon completion of this offering, an additional 837,507 shares of Common Stock will be available for future option grants under the 1996 Plan. In January 1998, the Board approved, subject to shareholder approval, an additional 1,000,000 shares of Common Stock to be reserved for issuance under the 1996 Plan. See "Management -- Option Grants Table" and "-- 1996 Stock Option Plan."


STOCK PURCHASE PLAN


     In May 1997, the Company adopted the Stock Purchase Plan. The aggregate number of shares of Common Stock that may be purchased by all participants under the Stock Purchase Plan may not exceed 750,000, subject to certain adjustments. At March 11, 1998, 32,348 shares of Common Stock had been purchased under the Stock Purchase Plan. See "Management -- Employee Stock Purchase Plan."


REGISTRATION RIGHTS


     Pursuant to agreements with certain shareholders entered into in connection with the reorganization of the Company before its initial public offering, holders of 1,865,633 shares of Common Stock (the "Registrable Securities") have certain rights with respect to the registration of such shares under the Securities Act. If, at any time, the Company proposes to register any of its securities under the Securities Act (with certain limited exceptions), such persons will be entitled to notice of such registration and to include their shares of Common Stock in such registration. The underwriters of any offering have the right to limit the number of shares to be included in such registration by such persons if the underwriters state in writing that they are unwilling to include any or all of such securities in the proposed underwriting because such inclusion will materially interfere with the orderly sale and distribution of the securities being offered by the Company. Generally, the Company is required to bear the expenses of all such registrations, except that holders of Registrable Securities will be required to bear their pro rata share of the underwriters' discounts and filing fees related to the inclusion of such Registrable Securities in such registration statement.


     In addition, the holders of the Registrable Securities have the right to require the Company on one occasion to file a registration statement under the Securities Act with respect to Registrable Securities owned by them provided the net proceeds in such offering shall exceed a minimum stated amount. Following notice by the Company to the other holders of Registrable Securities that certain of such holders have exercised their demand registration rights, such other holders will have the option of including their Registrable Securities in such registration statement upon approval of a majority of the holders so requesting registration. The Company will be required to use its best efforts to effect such registration, subject to certain conditions and limitations. The holders of the Registrable Securities also are entitled to demand on three occasions that the Company register their shares of Common Stock on a Form S-3 or "short-form" registration statement. These holders are entitled to request no more often than once every 12 months that their Registrable Securities be registered for resale on a Form S-3. All demand registration rights of these holders expire on March 26, 1999. Generally, the Company is required to bear the expenses of all requested registration statements, except that holders of Registrable Securities will be required to bear their pro rata share of the underwriters' discounts and filing fees attributable to the inclusion of such Registrable Securities in such registration statement.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through their representatives, BancAmerica Robertson Stephens, Hambrecht & Quist LLC and The Robinson-Humphrey Company, LLC (the "Representatives"), have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all shares if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
BancAmerica Robertson Stephens..............................
Hambrecht & Quist LLC.......................................
The Robinson-Humphrey Company, LLC..........................
                                                              ---------
          Total.............................................  4,400,000
                                                              =========

     The nature of the Underwriters' obligation under the Underwriting Agreement is such that all shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any shares of Common Stock are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters initially propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
of not more than $          per share, of which $          may be reallowed to
other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Shareholders as set forth on the cover page of this Prospectus.

     Certain Selling Shareholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 660,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the Company and the Selling Shareholders will receive for the 4,400,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have made a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 4,400,000 offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 4,400,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     The Company, its directors, executive officers and certain shareholders have agreed that, subject to certain limited exceptions, they will not, for a period of 90 days after the date of this Prospectus, sell, offer to sell, contract to sell or otherwise dispose of any of their shares of Common Stock (except for sales described in or contemplated by this Prospectus) or other securities of the Company without the prior written consent of BancAmerica Robertson Stephens.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Representatives of the Underwriters have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling commission otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on The Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

     As permitted by Rule 103 under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on The Nasdaq Stock Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the ten days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part; (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock will be passed upon for the Company and the Selling Shareholders by Long Aldridge & Norman LLP, Atlanta, Georgia. Certain legal matters related to the offering will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein or incorporated by reference and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Financiere Alma, S.A. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and for each of the years in the two-year period ended December 31, 1996 and the six months ended June 30, 1997, have been included herein and in the Registration Statement in reliance upon the report of ERNST & YOUNG Entrepreneurs, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Financiere Alma, S.A. and subsidiaries as of December 31, 1997 and for the three months ended December 31, 1997 (not presented separately herein) have been incorporated herein and in the Registration Statement in reliance upon the report of ERNST & YOUNG Entrepreneurs, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth

Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Quotations relating to the Common Stock appear on The Nasdaq Stock Market's National Market. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, DC 20006.



     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, omits certain of the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and the related exhibits thereto. Copies of the Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are necessarily summaries, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this
Prospectus:


          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended; and


          (b) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated March 26, 1996 (Commission File No. 0-28000).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or any other subsequently filed document, which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The request should be addressed to the Company's principal executive offices, attention: Secretary, 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, telephone number (770) 955-3815.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND
SUBSIDIARIES HISTORICAL:
Independent Auditors' Reports...............................    F-2
Consolidated Statements of Earnings for the years ended
  December 31, 1995, 1996 and 1997..........................    F-4
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................    F-5
Consolidated Statements of Shareholders' Equity (Deficit)
  for the years ended December 31, 1995, 1996 and 1997......    F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997..........................    F-7
Notes to Consolidated Financial Statements..................    F-8
PRO FORMA:
Unaudited Pro Forma Consolidated Financial Information......   F-23
Unaudited Pro Forma Consolidated Statement of Earnings for
  year ended December 31, 1996..............................   F-24
Unaudited Pro Forma Consolidated Statement of Earnings for
  nine months ended September 30, 1997......................   F-25
Notes to Unaudited Pro Forma Consolidated Statements of
  Earnings..................................................   F-26
Unaudited Pro Forma Condensed Consolidated Balance Sheet as
  of September 30, 1997.....................................   F-27
Notes to Unaudited Pro Forma Condensed Consolidated Balance
  Sheet.....................................................   F-28
               FINANCIERE ALMA, S.A. AND SUBSIDIARIES
Independent Auditors' Report................................   F-29
Consolidated Statements of Earnings for the years ended
  December 31, 1995 and 1996, the six months ended June 30,
  1997 and the nine months ended September 30, 1996 and
  1997......................................................   F-30
Consolidated Balance Sheets as of December 31, 1995 and
  1996, June 30, 1997 and September 30, 1997................   F-31
Consolidated Statements of Shareholders' Equity for years
  ended December 31, 1995 and 1996, six months ended June
  30, 1997 and nine months ended September 30, 1997.........   F-32
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995 and 1996, six months ended June 30, 1997
  and nine months ended September 30, 1996 and 1997.........   F-33
Notes to Consolidated Financial Statements..................   F-34

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
The Profit Recovery Group International, Inc.:

     We have audited the accompanying Consolidated Balance Sheets of The Profit Recovery Group International, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related Consolidated Statements of Earnings, Shareholders' Equity (Deficit), and Cash Flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Financiere Alma, S.A. and subsidiaries, which financial statements reflect total assets constituting 12% and total revenues constituting 6% in 1997 of the related consolidated totals. Those financial statements where audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Financiere Alma, S.A. and subsidiaries, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Profit Recovery Group International, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
January 31, 1998

                          INDEPENDENT AUDITORS' REPORT

The Directors and Shareholders of
Financiere Alma, S.A.

     We have audited the accompanying consolidated balance sheet of Financiere Alma, S.A. and subsidiaries as of December 31, 1997 and the related consolidated statements of earnings, shareholders' equity and cash flows for the three months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financiere Alma, S.A. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the three months ended December 31, 1997 in conformity with accounting principles generally accepted in the United States.

                                               ERNST & YOUNG Entrepreneurs
                                                 Departement d'E&Y Audit

                                                        Any Antola
Paris, France
January 31, 1998

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1995       1996        1997
                                                              -------    -------    --------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
HISTORICAL
Revenues....................................................  $56,031    $77,330    $112,363
Cost of revenues............................................   30,554     40,330      57,726
Selling, general, and administrative expenses (Note 2)......   19,035     25,961      37,254
Restructuring costs (Note 14)...............................       --         --       1,208
                                                              -------    -------    --------
          Operating income..................................    6,442     11,039      16,175
Interest (expense), net (Note 2)............................   (1,630)      (100)       (403)
                                                              -------    -------    --------
          Earnings before income taxes......................    4,812     10,939      15,772
Income taxes (Note 5).......................................      305      7,789       6,149
                                                              -------    -------    --------
          Net earnings......................................  $ 4,507    $ 3,150    $  9,623
                                                              =======    =======    ========
PRO FORMA
Historical earnings before income taxes.....................  $ 4,812    $10,939
Pro forma income taxes (Note 5).............................    1,877      4,271
                                                              -------    -------
          Pro forma net earnings............................  $ 2,935    $ 6,668
                                                              =======    =======
PER SHARE (Note 13)
Earnings (pro forma earnings for 1995 and 1996) per
  share -- basic............................................  $   .24    $   .41    $    .52
                                                              =======    =======    ========
Earnings (pro forma earnings for 1995 and 1996) per
  share -- diluted..........................................  $   .21    $   .39    $    .51
                                                              =======    =======    ========

          See accompanying Notes to Consolidated Financial Statements.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                                    EXCEPT
                                                              SHARE AND PER SHARE
                                                                     DATA)
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 16,891   $ 19,386
  Receivables:
    Billed contract receivables.............................     3,864     12,100
    Unbilled contract receivables...........................    30,734     41,771
    Employee advances.......................................     1,363      2,299
                                                              --------   --------
         Total receivables..................................    35,961     56,170
                                                              --------   --------
  Refundable income taxes...................................     2,049         --
  Prepaid expenses and other current assets.................       528      2,430
                                                              --------   --------
         Total current assets...............................    55,429     77,986
                                                              --------   --------
Property and equipment:
  Computer and other equipment..............................     5,753     10,658
  Furniture and fixtures....................................     1,569      2,111
  Leasehold improvements....................................     1,183      1,760
                                                              --------   --------
                                                                 8,505     14,529
  Less accumulated depreciation and amortization............     2,272      5,760
                                                              --------   --------
                                                                 6,233      8,769
                                                              --------   --------
Noncompete agreements, less accumulated amortization of
  $2,759 in 1996 and $3,797 in 1997.........................     4,509      3,471
Deferred loan costs, less accumulated amortization of $8 in
  1996 and $40 in 1997......................................        56         24
Goodwill, less accumulated amortization of $157 in 1996 and
  $986 in 1997..............................................       393     39,591
Deferred income taxes (Note 5)..............................     1,174      3,585
Other assets................................................       524        459
                                                              --------   --------
                                                              $ 68,318   $133,885
                                                              ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank.....................................  $     --   $     81
  Current installments of long-term debt (Note 3)...........        79      1,428
  Accounts payable and accrued expenses.....................     1,383      4,835
  Accrued payroll and related expenses......................    16,356     26,075
  Deferred income taxes (Note 5)............................     7,607      9,917
  Deferred revenue..........................................        --      1,087
                                                              --------   --------
         Total current liabilities..........................    25,425     43,423
Long-term debt, excluding current installments (Note 3).....       692     24,365
Deferred compensation (Note 6)..............................     1,642      2,563
Other long-term liabilities.................................        --        462
                                                              --------   --------
         Total liabilities..................................    27,759     70,813
                                                              --------   --------
Shareholders' equity (Notes 3 and 9):
  Preferred stock, no par value. Authorized 1,000,000
    shares; none issued or outstanding in 1996 and 1997.....        --         --
  Common stock, no par value; $.001 stated value per share.
    Authorized 60,000,000 shares; issued and outstanding
    17,649,152 shares in 1996 and 19,193,676 shares in
    1997....................................................        18         19
  Additional paid-in capital................................    34,188     48,195
  Cumulative translation adjustments........................       (31)    (1,149)
  Retained earnings.........................................     6,384     16,007
                                                              --------   --------
         Total shareholders' equity.........................    40,559     63,072
Commitments (Notes 2, 3, 4 and 8)
                                                              --------   --------
                                                              $ 68,318   $133,885
                                                              ========   ========

          See accompanying Notes to Consolidated Financial Statements.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                                     RETAINED         TOTAL
                                        ADDITIONAL                   CUMULATIVE      EARNINGS     SHAREHOLDERS'
                               COMMON    PAID-IN     SUBSCRIPTIONS   TRANSLATION   (ACCUMULATED      EQUITY
                               STOCK     CAPITAL      RECEIVABLE     ADJUSTMENTS     DEFICIT)       (DEFICIT)
                               ------   ----------   -------------   -----------   ------------   -------------
                                                                (IN THOUSANDS)
BALANCE AT DECEMBER 31,
  1994.......................   $ 57     $     --         $(3)         $   (56)      $ 2,358         $ 2,356
Net earnings.................     --           --          --               --         4,507           4,507
Proceeds from subscription
  receivable.................     --           --           3               --            --               3
Effect of reorganization
  (Note 1(a))................     --       (1,550)         --               --         1,550              --
Distributions................     --           --          --               --       (10,716)        (10,716)
Cumulative translation
  adjustments................     --           --          --                5            --               5
Issuance of common stock in
  acquisition of Fial &
  Associates, Inc............      1          442          --               --            --             443
                                ----     --------         ---          -------       -------         -------
BALANCE AT DECEMBER 31,
  1995.......................     58       (1,108)         --              (51)       (2,301)         (3,402)
Net earnings.................     --           --          --               --         3,150           3,150
Effect of stock split........    (57)          57          --               --            --              --
Issuance of shares under
  employee stock option
  plans......................     --          132          --               --            --             132
Tax effect of issuance of
  option shares to
  employees..................     --          115          --               --            --             115
Effect of reorganization,
  including termination of
  Subchapter S and
  partnership status (Note
  1(a))......................      2      (10,464)         --               51        10,411              --
Distributions................     --           --          --               --        (4,876)         (4,876)
Cumulative translation
  adjustments................     --           --          --              (31)           --             (31)
Issuance of common stock.....      4       34,008          --               --            --          34,012
Conversion of 5% convertible
  debentures.................     11       11,448          --               --            --          11,459
                                ----     --------         ---          -------       -------         -------
BALANCE AT DECEMBER 31,
  1996.......................     18       34,188          --              (31)        6,384          40,559
Net earnings.................     --           --          --               --         9,623           9,623
Issuance of shares under
  employee stock option
  plans......................     --          366          --               --            --             366
Tax effect of issuance of
  option shares to
  employees..................     --          263          --               --            --             263
Cumulative translation
  adjustments................     --           --          --           (1,118)           --          (1,118)
Issuance of common stock in
  acquisitions of
  businesses.................      1       13,378          --               --            --          13,379
                                ----     --------         ---          -------       -------         -------
BALANCE AT DECEMBER 31,
  1997.......................   $ 19     $ 48,195         $--          $(1,149)      $16,007         $63,072
                                ====     ========         ===          =======       =======         =======

          See accompanying Notes to Consolidated Financial Statements.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1995       1996      1997
                                                              --------   --------   -------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $  4,507   $  3,150   $ 9,623
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization..........................     1,810      2,460     4,755
     Loss on sale of property and equipment.................        79         --        26
     Deferred compensation expense..........................       474        606       920
     Deferred income taxes..................................       305      6,823     1,703
     Foreign translation adjustments........................         5        (31)   (1,118)
     Changes in assets and liabilities, net of effect of
       acquisition:
       Receivables..........................................    (6,755)   (16,237)  (12,388)
       Refundable income taxes..............................        --     (2,049)    1,325
       Prepaid expenses and other current assets............      (237)      (226)     (929)
       Other assets.........................................      (132)      (316)       20
       Accounts payable and accrued expenses................       957       (816)     (452)
       Accrued payroll and related expenses.................     1,518      8,520     4,644
       Deferred revenue.....................................        --         --       103
       Other long-term liabilities..........................        --         --       (16)
                                                              --------   --------   -------
          Net cash provided by operating activities.........     2,531      1,884     8,216
                                                              --------   --------   -------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (2,048)    (5,076)   (4,655)
  Acquisition of businesses.................................      (550)        --   (26,096)
  Net decrease in notes receivable from affiliates..........        11         --        --
                                                              --------   --------   -------
          Net cash used in investing activities.............    (2,587)    (5,076)  (30,751)
                                                              --------   --------   -------
Cash flows from financing activities:
  Net increase in (repayments of) note payable to bank......     1,763     (1,763)      (66)
  Proceeds from issuance of long-term debt..................    12,800         --    24,750
  Proceeds from loans from shareholders.....................        --      2,600        --
  Repayments of long-term debt..............................    (2,853)    (7,104)      (20)
  Payments of deferred loan costs...........................    (1,000)        --        --
  Repayments of loans from shareholders.....................      (580)    (3,675)       --
  Net proceeds from common stock............................         1     34,259       366
  Distributions.............................................   (10,717)    (4,876)       --
                                                              --------   --------   -------
          Net cash provided by (used in) financing
            activities......................................      (586)    19,441    25,030
                                                              --------   --------   -------
          Net change in cash and cash equivalents...........      (642)    16,249     2,495
Cash and cash equivalents at beginning of year..............     1,284        642    16,891
                                                              --------   --------   -------
Cash and cash equivalents at end of year....................  $    642   $ 16,891   $19,386
                                                              ========   ========   =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  1,207   $  1,091   $   592
                                                              ========   ========   =======
  Cash paid during the year for income taxes, net of refunds
     received...............................................  $     --   $  3,585   $ 3,266
                                                              ========   ========   =======
Supplemental disclosure of noncash investing and financing
  activities:
  In 1997, the Company purchased all the outstanding stock
     of four companies and the majority of the outstanding
     stock of a foreign company. In conjunction with the
     acquisitions, the Company assumed liabilities as
     follows:
     Fair value of assets acquired...............................................   $50,619
     Cash paid for the acquisitions..............................................   (26,096)
     Fair value of shares issued for acquisitions................................   (13,379)
                                                                                    -------
          Liabilities assumed....................................................   $11,144
                                                                                    =======

          See accompanying Notes to Consolidated Financial Statements.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business and Basis of Presentation

  Description of Business

     The principal business of The Profit Recovery Group International, Inc. and subsidiaries (the "Company") is providing accounts payable and other recovery audit services to large retailers, wholesale distributors, healthcare providers, technology companies and other large transaction-intensive companies, as well as to certain governmental agencies. The Company provides its services throughout North America, Western Europe, and Southeast Asia.

     On March 26, 1996, the Company completed the initial public offering of its common stock.

  Basis of Presentation

     Prior to a reorganization in April 1995, the Company was a combination of the following eight entities with common control: The Profit Recovery Group, Inc. ("PRG"); The Profit Recovery Group International, L.P. ("PRG L.P."); PRG International Inc.; The Profit Recovery Group Asia, Inc. ("Asia"); The Profit Recovery Group Canada, Inc. ("Canada"); The Profit Recovery Group France, Inc. ("France"); The Profit Recovery Group Mexico, Inc. ("Mexico"); and The Profit Recovery Group U.K., Inc. ("UK").

     The April 1995 reorganization principally included the contribution of the capital stock in Asia, Canada, France, Mexico, and the UK (collectively referred to as the "Foreign Operating Companies") to a newly formed subsidiary of PRG L.P., PRG International Holding Co. ("PRG Holdco"). Subsequent to this reorganization, the Company was a combination of the following three entities with common ownership: The Profit Recovery Group International I, Inc.
("PRGI" -- formerly PRG), PRG L.P., and PRG Holdco and its five wholly owned subsidiaries, which are the Foreign Operating Companies. All reorganization transactions were between parties under common control and, accordingly, were accounted for in a manner similar to that in a pooling-of-interests.

     In connection with the Company's March 1996 initial public offering of its common stock, a further reorganization was effected. Immediately subsequent to this reorganization, the Company consisted of The Profit Recovery Group International, Inc. as the publicly traded parent company and seven wholly owned subsidiaries: PRGI, Asia, Canada, France, Mexico, UK, and The Profit Recovery Group Belgium, Inc. ("Belgium"). All reorganization transactions were between parties under common control and, accordingly, were accounted for in a manner similar to that in a pooling-of-interests. Upon completion of the March 1996 reorganization, United States operations were conducted through PRGI and the international operations through the other six subsidiaries. Various additional operating entities, both domestic and international, have been acquired or established subsequent to the March 1996 reorganization.

(b) Principles of Consolidation

     The consolidated financial statements of the Company in 1996 and 1997, and the combined financial statements of the Company for 1995 include the financial statements of the aforementioned entities. All significant intercompany balances and transactions have been eliminated in consolidation or combination.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. A material estimate that is particularly susceptible to change is the estimation of uncollectible claims (see (c) Revenue Recognition).

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

(c) Revenue Recognition

     The Company's revenues are based on specific contracts with its clients. Such contracts generally specify (a) time periods covered by the audit, (b) nature and extent of audit services to be provided by the Company, (c) client's duties in assisting and cooperating with the Company, and (d) fee payable to the Company expressed as a specified percentage of the amounts recovered by the client resulting from liability overpayment claims identified. In addition to contractual provisions, most clients also establish specific procedural guidelines which the Company must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company such as adherence to vendor interaction protocols, provision of advance written notification to vendors of forthcoming claims, securing written claim validity concurrence from designated client personnel and, in limited cases, securing written claim validity concurrence from the involved vendors. The Company defers revenue recognition until client guidelines, of whatever nature, have been satisfied.

Accepted claims basis of revenue recognition

     With respect to accounts payable and ancillary audit services for retailers, wholesale distributors and governmental agencies (the Company's historical client base), the Company recognizes revenues at the time overpayment claims are presented to and approved by its clients, as adjusted for estimated uncollectible claims.

     For accounts payable and ancillary audit services provided to retailers, wholesale distributors and governmental agencies, the Company believes that it has completed substantially all contractual obligations to its client at the time an identified and documented claim which satisfies all client-imposed guidelines is presented to, and approved by, appropriate client personnel. The Company further believes that at the time a claim is submitted and accepted by its client, such claim represents a valid overpayment due to the client from its vendor. Accordingly, the Company believes that it is entitled to its fee upon acceptance of such claim by its client, subject to (a) customary and routine claim disallowance adjustments by the vendor resulting primarily from the receipt of previously unknown information, and (b) applicable laws. Disallowances of client-approved claims are susceptible to experience-based estimation.

     The Company's standard client contract for accounts payable and ancillary audit services provided to retailers, wholesale distributors and governmental agencies imposes a duty on the client to process promptly all claims against vendors. In the interest of vendor relations, however, many clients modify the standard client contract with the Company to provide that they retain discretion whether to pursue collection of a claim. In the Company's experience, it is extremely unusual for a client to forego the collection of a large, valid claim. In some cases, a vendor may dispute a claim by providing additional documentation or information supporting its position. Consequently, many clients revise the Company's standard client contract to clarify that the Company is not entitled to payment of its fee until the client recovers the claim from its vendor.

     Submitted claims for accounts payable and ancillary audit services provided to retailers, wholesale distributors and governmental agencies that are not approved by clients for whatever reason are not considered when recognizing revenues. Estimated uncollectible claims are initially established, and subsequently adjusted, for each individual client based on historical collection rates, types of claims identified, current industry conditions, and other factors which, in the opinion of management, deserve recognition. The Company records revenues for accounts payable and ancillary audit services provided to retailers, wholesale distributors and governmental agencies at estimated net realizable value without reserves. Accordingly, adjustments to uncollectible claim estimates are directly charged or credited to earnings, as appropriate.

     Approved claims for accounts payable and ancillary audit services provided to retailers, wholesale distributors and governmental agencies are processed by clients and generally taken as credits against outstanding payables or future purchases from the vendors involved. Once credits are taken, the Company

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES invoices its clients for a contractually stipulated percentage of the amounts recovered. The Company's contract receivables for accounts payable and ancillary audit services provided to retailers, wholesale distributors and governmental agencies are largely unbilled because it does not control (a) the timing of a client's claims processing activities, or (b) the timing of a client's payments for current and future purchases. In the Company's experience, material receivables are expected to be collected within one year after such receivables are recorded.

     During 1995, 1996 and 1997, revenues derived from accounts payable and ancillary services provided to retailers, wholesale distributors and governmental agencies represented 100.0%, 100.0% and 86.7%, respectively, of total revenues for such years.

Invoice basis of revenue recognition

     With regard to accounts payable and other recovery audit services provided to most entities other than retailers, wholesale distributors and governmental agencies, the Company recognizes revenues primarily when it invoices clients for its portion of amounts already recovered. This deferral of revenue recognition for these types of clients results principally from the Company's lack of a historical experience base to accurately estimate uncollectible claims. Revenues recognized in 1997 on the invoice basis represented 13.3% of total revenues for the year. The Company did not serve entities other than retailers, wholesale distributors and governmental agencies (the Company's historical client base) in either 1995 or 1996.

(d) Cash Equivalents

     Cash equivalents at December 31, 1996 and 1997 consisted of $11.9 million and $2.5 million, respectively, of reverse repurchase agreements with NationsBank, N.A. (South) which were fully collateralized by United States of America Treasury Notes in the possession of such bank. The reverse repurchase agreement in effect on December 31, 1997, matured and was settled on January 2, 1998. In addition, certain of the Company's French subsidiaries at December 31, 1997 had cash equivalents of $4.7 million in temporary investments held at a French bank.

     The Company does not intend to take possession of collateral securities on future reverse repurchase agreement transactions conducted with banking institutions of national standing. The Company does insist, however, that all such agreements provide for full collateralization using obligations of the United States of America having a current market value equivalent to or exceeding the reverse repurchase agreement amount.

(e) Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated life of the asset.

(f) Direct Expenses

     Direct expenses incurred during the course of the accounts payable audits and other recovery audit services are expensed as incurred.

     Non-management auditor compensation expense for substantially all of the Company's domestic auditors and certain of its international auditors is recorded at the time of related revenue recognition and subsequently paid as such revenue is collected. Previously established auditor compensation accruals are subsequently adjusted on a monthly basis to correspond with adjustments to uncollectible claim estimates. In certain of the Company's international locations fixed salaries are paid to non-management auditors. All non-auditor Company employees are compensated on the basis of salary and in certain cases, bonuses, which are charged to operations as incurred.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

(g) Software Development Costs

     Software development costs related to the development of the Company's proprietary audit software are expensed as incurred.

(h) Intangibles

     Goodwill. Goodwill represents the excess of the purchase price over the estimated fair market value of net assets of acquired businesses. The Company evaluates the unique relevant aspects of each individual acquisition when establishing an appropriate goodwill amortization period, and amortizes all goodwill amounts on a straight-line basis. Goodwill recorded as of December 31, 1997 is being amortized over periods ranging from seven to 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     Noncompete Agreements. Noncompete agreements are recorded at cost and are amortized on a straight-line basis over the terms of the respective agreements.

     Deferred Loan Costs. Deferred loan costs are recorded at cost and are amortized on a straight-line basis over the terms of the respective loan agreements.

(i) Income Taxes

     The Company's predecessors (prior to April 24, 1995 for international entities and March 28, 1996 for domestic entities) consisted of Subchapter S corporations and a partnership. As such, the Federal and state income taxes with regard to these entities historically have been the responsibility of the respective shareholders and partners. The results of operations for all periods presented which include operations prior to April 1, 1996 have been adjusted on a pro forma basis to reflect Federal and state income taxes at a composite rate of 39% as if the Company's predecessors had been C corporations throughout such periods.

     In the second quarter of 1995, the Company's predecessors reorganized and its international entities became C corporations. Additionally, in connection with the Company's March 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred charges to operations of $305,000 in the second quarter of 1995 and $3.7 million in the first quarter of 1996 for cumulative deferred income taxes.

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Foreign Currency Translation

     The local currency has been used as the functional currency in the countries in which the Company conducts business outside of the United States. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange at the balance sheet date and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES a separate component of shareholders' equity. Transaction gains and losses included in results of operations are not material.

(k) Earnings (Pro Forma Earnings) Per Share

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This pronouncement required the restatement of all prior-period earnings per share data presented to conform to its provisions. Basic earnings (pro forma earnings) per share is computed by dividing net earnings (pro forma earnings) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings (pro forma earnings) per share is computed by dividing net earnings (pro forma earnings) by the sum of (1) the weighted average number of shares of common stock outstanding during the period (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method and (3) dilutive effect of other potentially dilutive securities.

     For all periods prior to April 1, 1996, diluted pro forma earnings per share has been computed by dividing the pro forma net earnings, which gives effect to pro forma income taxes, by the weighted average number of common and potential common shares outstanding during the period, after giving effect to the reorganization enacted at the time of the Company's March 1996 initial public offering. For purposes of determining the weighted average number of common and potential common shares for all periods prior to April 1, 1996, the Company has followed required supplementary guidance contained in Securities and Exchange Commission Staff Accounting Bulletin Topic 4D and has treated all common shares, warrants, options, and convertible debentures issued within one year prior to its initial public offering as exercised and outstanding, using the treasury stock method, regardless if the effect was antidilutive. In addition, the aforementioned computation includes the equivalent number of common shares derived from dividing the $4.9 million in 1996 dividends and distributions by $11.00 per share.

(l) Employee Stock Options

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.

(2)  RELATED PARTY TRANSACTIONS

     Prior to the Company's March 1996 initial public offering, the Company periodically borrowed funds from its principal shareholders. These loans were evidenced by promissory notes bearing interest at market rates. All loans from shareholders were repaid in full immediately subsequent to the Company's initial public offering.

     Interest expense on loans from shareholders for the years ended December 31, 1995 and 1996 was approximately $140,000 and $38,000, respectively.

     Financial advisory and management services historically have been provided to the Company by two directors who are also shareholders of the Company. In addition, a director elected in 1995 provided

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES management advisory services to the Company from July 1995 through December 1996, but no longer provided such services effective January 1, 1997. Such services by directors aggregated $406,000 in 1995, $293,000 in 1996, and $165,000 in 1997. The Company has agreed to pay the above-mentioned two directors a minimum of $140,000 in 1998 for financial advisory and management services.

(3)  LONG-TERM DEBT

     Long-term debt at December 31, 1996 and 1997 is summarized as follows:

                                                              1996     1997
                                                              ----    -------
                                                              (IN THOUSANDS)
Term bank loan with interest at LIBOR plus 1.75% (7.69% at
  December 31, 1997), interest only payments through
  September 1998, and monthly principal payments of $412,500 plus interest due commencing October 1998 and continuing
  through September 2001; remaining unpaid balance due
  September 2001............................................  $ --    $24,750
5.05% promissory note, principal and interest payable in
  annual installments of $100,000 beginning December 1998
  and continuing through December 2009......................   771        790
Term loan with interest of PIBOR plus 1.25% (3.7% at
  December 31, 1997) requiring quarterly payments of 44,704
  French Francs, or $7,465 at December 31, 1997, including
  interest, with final payment due April 2000...............    --        198
Other.......................................................    --         55
                                                              ----    -------
                                                               771     25,793
Less current installments...................................    79      1,428
                                                              ----    -------
          Long-term debt, excluding current installments....  $692    $24,365
                                                              ====    =======

     During October 1997, the Company increased its credit facility with NationsBank, N.A. from $20.0 million to $30.0 million. The credit facility permits the Company to borrow up to $30.0 million on a term loan basis to finance mergers and acquisitions. Alternatively, the Company, at its option, may utilize up to $10.0 million as a revolving line of credit for working capital and utilize the remaining $20.0 million for mergers and acquisitions. Borrowings under the credit facility can be made through September 1999 although repayment of individual term loan borrowings made before or during September 1999 are repayable over 48 months. As of December 31, 1997, the Company had outstanding principal borrowings of $24.8 million under the credit facility. Such borrowings were made in October 1997 in connection with the financing of the Financiere Alma, S.A. and subsidiaries acquisition (see Note 8). The credit facility is secured by substantially all assets of the Company and interest on borrowings can be tied to either prime or LIBOR at the Company's discretion. The Company is required to repay all amounts outstanding under the revolving line of credit portion of the aggregate credit facility and to refrain from borrowing any amounts under such line of credit portion for at least a 30-consecutive-day period each year. The credit facility requires an annual commitment fee of 1/4 of 1% and contains customary covenants, including financial ratios and the prohibition of cash dividend payments to shareholders. At December 31, 1997, the Company was in compliance with all such covenants.

     Approximate future minimum annual principal payments for long-term debt for each of the five years subsequent to December 31, 1997 are as follows (in thousands):

1998........................................................  $ 1,428
1999........................................................    5,108
2000........................................................    5,046
2001........................................................   13,673
2002........................................................       64

     In December 1995, the Company extinguished a noncompete agreement obligation. Such extinguishment resulted in a loss which was not material.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

(4)  LEASE COMMITMENTS

     The Company is committed under noncancelable operating lease arrangements for facilities and equipment. Rent expense for 1995, 1996, and 1997 was $1.0 million, $2.5 million, and $3.0 million, respectively. The future minimum annual lease payments under these leases by year are summarized as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
1998........................................................  $ 3,697
1999........................................................    2,799
2000........................................................    1,980
2001........................................................    1,535
2002........................................................      800
Thereafter..................................................    3,932
                                                              -------
                                                              $14,743
                                                              =======

(5)  INCOME TAXES

HISTORICAL

     Prior to the April 1995 reorganization, the historical income taxes were the responsibility of the shareholders and partners (see Note 1(i) Income Taxes). In connection with the April 1995 reorganization, the Company established a net deferred tax liability of approximately $305,000 as a charge to the 1995 Consolidated Statement of Earnings related to the five Foreign Operating Companies' termination of the Subchapter S corporation status. The results of operations for the five Foreign Operating Companies from May 1995 to December 1995 represented a taxable loss which was fully offset by a deferred income tax valuation allowance. Such amounts and related deferred income tax temporary differences were not significant.

     In connection with the Company's March 1996 initial public offering, a further reorganization occurred and the Subchapter S corporation status or partnership status of all then remaining entities that comprised the Company was terminated. These terminations resulted in the establishment of an additional deferred tax liability of approximately $3.7 million and a corresponding charge to the 1996 Consolidated Statement of Earnings.

     The provision for income taxes for the years ended December 31, 1996 and 1997 consists of the following (in thousands):

                                                               1996     1997
                                                              ------   ------
Current:
  Federal...................................................  $  413   $1,171
  State.....................................................     153      375
  Foreign...................................................     400    2,900
                                                              ------   ------
                                                                 966    4,446
                                                              ------   ------
Deferred:
  Federal...................................................   5,997      921
  State.....................................................     826      184
  Foreign...................................................      --      598
                                                              ------   ------
                                                               6,823    1,703
                                                              ------   ------
          Total.............................................  $7,789   $6,149
                                                              ======   ======

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

     A reconciliation of income tax expense at the Federal statutory rates of 34% and 35% to actual tax expense for the years ended December 31, 1996 and 1997, respectively, follows (in thousands):

                                                               1996     1997
                                                              ------   ------
Income taxes at Federal statutory rate......................  $3,719   $5,520
Establishment of deferred tax liability due to termination
  of Subchapter S corporation status and partnership
  status....................................................   3,700       --
State income taxes, net of Federal income tax benefit.......     646      363
Pro forma income taxes that were the responsibility of the
  shareholders and partners.................................    (158)      --
Other, net..................................................    (118)     266
                                                              ------   ------
                                                              $7,789   $6,149
                                                              ======   ======

     A summary of the components of deferred tax liabilities and assets as of December 31, 1996 and 1997 follows (in thousands):

                                                               1996      1997
                                                              -------   -------
Deferred tax liabilities:
  Contract receivables......................................  $11,987   $16,974
  Accelerated depreciation for tax purposes.................      234       532
  Goodwill..................................................      154       177
                                                              -------   -------
          Gross deferred tax liabilities....................   12,375    17,683
                                                              -------   -------
Deferred tax assets:
  Cash to accrual conversion from termination of Subchapter
     S and partnership status...............................      419       309
  Accounts payable and accrued expenses.....................       --       438
  Accrued payroll and related expenses......................    3,961     5,912
  Deferred compensation.....................................      875       961
  Noncompete agreements.....................................      410       848
  Deferred revenues.........................................       --       577
  Deferred loan costs.......................................      277       182
  Net operating loss carryforward of foreign subsidiary.....       --       385
  Foreign tax credit carryforwards..........................       --     1,554
  Other.....................................................       --       185
                                                              -------   -------
          Gross deferred tax assets.........................    5,942    11,351
                                                              -------   -------
          Net deferred tax liabilities......................  $ 6,433   $ 6,332
                                                              =======   =======

     In assessing the realizability of deferred tax assets, the Company's management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowances were deemed necessary since all deductible temporary differences are expected to be utilized primarily against reversals of taxable temporary differences, and net operating loss carryforwards and foreign tax credit carryforwards are expected to be utilized through related future taxable and foreign source earnings. The Company has no undistributed earnings of foreign subsidiaries, but does have a net operating loss carryforward of $1.1 million which can be utilized indefinitely against future taxable earnings of a foreign subsidiary, to the extent there is no significant change in the ownership of the foreign subsidiary. The Company's management believes the net operating loss carryforward will be fully utilized against the forecasted future taxable earnings of the foreign subsidiary. The Company has foreign income tax credit carryforwards amounting to $1.6 million, of which $400,000 will expire in 2001 and $1.2 million will expire in

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

2002. The Company expects to generate sufficient foreign-sourced income by implementing reasonable tax planning strategies to fully utilize the foreign income tax credit carryforwards.

(UNAUDITED) PRO FORMA

     The pro forma provision for income taxes reflects the income taxes as if the Company were subject to all Federal and state income taxes for all periods presented that include operations prior to April 1, 1996, rather than primarily by the individual shareholders and partners. All pro forma income taxes have been calculated using a 39% composite effective rate.

(6)  EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) Plan in accordance with Section 401(k) of the Internal Revenue Code, which allows eligible participating employees to defer receipt of a portion of their compensation up to 15% and contribute such amount to one or more investment funds. Employee contributions are matched by the Company in a discretionary amount to be determined by the Company each plan year up to $450 per participant. The Company may also make discretionary contributions to the Plan as determined by the Company each plan year. Company matching funds and discretionary contributions vest at the rate of 20% each year beginning after the participants' first year of service. Company contributions were approximately $33,000 in 1995, $114,000 in 1996 and $130,000 in 1997.

     The Company also maintains deferred compensation arrangements for certain key officers and executives. Total expense related to these deferred compensation arrangements was approximately $340,000, $606,000, and $920,000 in 1995, 1996, and 1997, respectively.

     Effective May 15, 1997, the Company established an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. The plan covers 750,000 shares of the Company's common stock which may be authorized but unissued shares, reacquired shares or shares bought on the open market. The initial purchase period began on July 1, 1997 and ended on December 31, 1997. On January 19, 1998, share certificates for 32,348 shares were issued to employees who were initial purchase period participants. The Company is not required to recognize compensation expense related to this plan.

(7)  COMMON STOCK

     The following presents the common stock at December 31, 1995 for each combined entity:

Common stock:
  The Profit Recovery Group International I, Inc. (formerly
     The Profit Recovery Group, Inc.) authorized 10,000,000
     shares with $.01 par value; issued and outstanding
     5,740,000 shares.......................................  $57,400
  PRG International Holding Co. -- authorized 1,000 shares
     with $1.00 par value; issued and outstanding 1,000
     shares at December 31, 1995............................    1,000
                                                              -------
                                                              $58,400
                                                              =======

     In connection with the April 1995 reorganization, the Company issued an additional 480,000 shares of common stock in PRGI to the existing shareholders, formed PRG Holdco with 1,000 shares of common stock, and consolidated the five Foreign Operating Companies into PRG Holdco.

     Subsequent to the Company's March 1996 initial public offering of its common stock, all entities that comprise the Company are wholly owned subsidiaries of the publicly traded parent company, The Profit Recovery Group International, Inc., whose common stock is reflected in shareholders' equity on the accompanying December 31, 1996 and 1997 Consolidated Balance Sheets. Concurrent with the Company's

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES initial public offering, The Profit Recovery Group International, Inc. declared a two-for-one stock split effected in the form of a stock dividend. All share and pro forma per share information has been adjusted to reflect the effect of the stock split.

     Immediately prior to the Company's March 26, 1996 initial public offering of its common stock, holders of the $12.7 million in convertible debentures elected to convert $12.3 million into equity of the Company. The remaining debentures together with accrued interest of the entire $12.7 million were paid in April 1996 with a portion of the initial public offering proceeds. Additionally, $817,000 in deferred loan costs directly related to the debentures was reclassified as a reduction in shareholders' equity concurrent with the conversion of the debentures. In connection with the debentures origination, an investment banking firm received a warrant to purchase 63,530 shares of PRGI's common stock for $5.89 per share. This warrant was exercised in full immediately prior to the Company's initial public offering.

     The Company's initial public offering of its common stock was declared effective by the United States Securities and Exchange Commission on March 26, 1996, and public trading in the registered shares commenced March 27, 1996. The initial public offering consisted of 4.6 million shares priced at $11 per share with the Company selling 3.4 million newly issued shares and certain shareholders selling 1.2 million existing shares. The Company received $34.8 million as its portion of the proceeds (net of underwriting discounts and commissions, but prior to offering expenses). On April 18, 1996, the Company received notification from its initial public offering underwriting syndicate that the syndicate had exercised its full over-allotment option to purchase an additional 690,000 shares of Company common stock. All of these shares were then sold to the underwriting syndicate by certain selling shareholders. The Company received no proceeds from the sale of such shares.

     Although the Company has issued no preferred stock through December 31, 1997, and has no present intentions to issue any preferred stock, such stock may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be determined by the Company's Board of Directors, without any further vote or action by the shareholders.

(8)  ACQUISITIONS

     Effective January 1, 1995, PRGI acquired certain assets of Fial & Associates, Inc., primarily consisting of contract receivables, net of related commissions liabilities, with an estimated fair value of approximately $444,000, and entered into a noncompete agreement for seven years with the former owner of Fial, with an estimated fair value of $6.0 million. In exchange for the assets and the noncompete agreement, PRGI issued 240,000 shares of PRGI's common stock, paid $1.6 million in cash, and incurred an obligation of approximately $5.0 million. In the opinion of the Company's management, the common stock had an estimated fair value of $1.85 per share. The acquisition was accounted for under the purchase method of accounting and resulted in goodwill of $550,000 which is being amortized over seven years using the straight-line method. Fial's principal business was similar to PRGI's business. Fial provided its services throughout the United States.

     On January 2, 1997, the Company acquired the net operating assets of Shaps Group, Inc., a California-based company providing recovery audit services to manufacturers, and distributors of high technology products. The Company issued 375,000 shares of its common stock in the transaction which was accounted for as a pooling-of-interests. Since prior years' financial positions and results of operations of Shaps Group, Inc. are not material in relation to the Company's historical financial statements, the Company did not restate its prior years' consolidated financial statements.

     On February 11, 1997, the Company acquired all of the common stock of Accounts Payable Recovery Services, Inc., a Texas-based company providing recovery audit services to healthcare entities and energy companies. This transaction was accounted for as a purchase with consideration of $2.0 million in cash and

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

130,599 shares of the Company's common stock valued at $15.25 per share. This acquisition resulted in goodwill of $3.9 million which is being amortized over 15 years using the straight-line method.

     On May 23, 1997, the Company acquired all of the common stock of The Hale Group, a California-based company providing recovery audit services to healthcare entities. This transaction was accounted for as a purchase with consideration of $1.1 million in cash and 74,998 shares of the Company's common stock valued at $13.38 per share. This acquisition resulted in goodwill of $2.1 million which is being amortized over 15 years using the straight-line method.

     On October 7, 1997, the Company acquired 98.4% of Financiere Alma, S.A. and subsidiaries ("Alma"), a privately held recovery audit firm based in Paris, France. This transaction was accounted for as a purchase with consideration of $24.6 million in cash and approximately 859,000 restricted, unregistered shares of the Company's common stock with an aggregate estimated fair value of $10.0 million, based on an independent external valuation. The Company has an obligation to acquire the remaining interest in Alma by January 1999 for $398,000 in cash and 13,900 unregistered shares of the Company's common stock. This acquisition resulted in goodwill of $33.0 million which is being amortized over 20 years using the straight-line method.

     On November 21, 1997, the Company acquired the net operating assets of TradeCheck, LLC, a Washington-based recovery audit firm specializing in ocean freight shipments. This transaction was accounted for as a purchase with consideration of $700,000 in cash and 40,000 shares of the Company's common stock valued at $14.375 per share. This acquisition resulted in goodwill of $1.1 million which is being amortized over 15 years using the straight-line method.

     Results of operations for all 1997 acquisitions accounted for under the purchase method of accounting have been included in the 1997 Consolidated Statement of Earnings from their respective dates of acquisition with the exception of the October 7, 1997 acquisition of Alma, which was included effective October 1, 1997.

     The following represents the summary (unaudited) pro forma results of operations as if the Alma acquisition had occurred at the beginning of 1996. The pro forma results are not necessarily indicative of the results that will occur in the future.

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1996        1997
                                                              -------    --------
Revenues....................................................  $98,586    $127,409
Net earnings................................................    2,500       9,432
Pro forma net earnings......................................    6,018       9,432
Earnings (pro forma net earnings for 1996) per share:
  Basic.....................................................      .36         .49
  Diluted...................................................      .33         .48

     All businesses acquired by the Company during 1997, other than Alma, previously maintained their respective accounting records using the cash basis of accounting. Accordingly, it is not practicable to provide accrual basis pro forma results of operations which include these entities. The Company believes, however, that pro forma accrual basis results of operations for these entities, if determined, would not be significant, either individually or in the aggregate.

(9)  STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan ("Plan") has authorized the grant of options to purchase 3,500,000 shares of the Company's common stock to key employees and directors. All options granted through December 31, 1997 have 10-year terms and vest and become fully exercisable on a ratable basis over four or five years of continued employment.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

     Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997:

                                                               1995      1996      1997
                                                              -------   -------   -------
Risk-free interest rates....................................     6.06%     6.26%     6.17%
Dividend yields.............................................       --        --        --
Volatility factor of expected market price..................     .396      .396      .537
Weighted-average expected life of option....................  6 years   6 years   6 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 1995, 1996 and 1997 follows (in thousands, except for pro forma earnings per share information):

                                                             1995      1996      1997
                                                            -------   -------   -------
Historical earnings before income taxes...................  $ 4,812   $10,939   $15,772
Income taxes (pro forma income taxes for 1995 and 1996)...    1,877     4,271     6,149
                                                            -------   -------   -------
Net earnings (pro forma net earnings for 1995 and 1996)
  before pro forma effect of compensation expense
  recognition provisions of SFAS No. 123..................    2,935     6,668     9,623
Pro forma effect of compensation expense recognition
  provisions of SFAS No. 123..............................      111       504     1,382
                                                            -------   -------   -------
Pro forma net earnings....................................  $ 2,824   $ 6,164   $ 8,241
                                                            =======   =======   =======
Pro forma net earnings per share:
  Basic...................................................  $   .24   $   .38   $   .45
                                                            =======   =======   =======
  Diluted.................................................  $   .21   $   .36   $   .44
                                                            =======   =======   =======

     A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                     1995                   1996                    1997
                              -------------------   ---------------------   ---------------------
                                        WEIGHTED-               WEIGHTED-               WEIGHTED-
                                         AVERAGE                 AVERAGE                 AVERAGE
                                        EXERCISE                EXERCISE                EXERCISE
                              OPTIONS     PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                              -------   ---------   ---------   ---------   ---------   ---------
Outstanding -- beginning of
  year......................       --     $  --       633,000    $ 5.53     1,258,030    $ 9.60
Granted.....................  633,000      5.53       677,030     13.16     1,030,263     15.47
Exercised...................       --        --       (28,000)     5.30       (65,100)     5.36
Forfeited...................       --        --       (24,000)     5.94       (15,300)    13.60
                              -------               ---------               ---------
Outstanding -- end of
  year......................  633,000     $5.53     1,258,030    $ 9.60     2,207,893    $12.44
                              =======               =========               =========
Exercisable at end of
  year......................       --     $  --        94,400    $ 5.30       287,946    $ 9.12
Weighted average fair value
  of options granted during
  year......................  $  2.67               $    6.44               $    8.96

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

     Exercise prices for options outstanding as of December 31, 1997 ranged from $5.30 to $19.88 per share. The weighted average remaining contract life of those options was 8.6 years. Of the 2,207,893 options outstanding at December 31, 1997, 527,600 were granted at prices below the Company's initial public offering price of $11.00 per share and 1,680,293 were granted at prices equal to or greater than $11.00.

     The 527,600 options outstanding at December 31, 1997 which were priced below $11.00 per share carried a weighted-average exercise price of $5.60 per share and had a weighted-average remaining contract life of 7.5 years. They included 135,040 exercisable options at a price of $5.30 per share.

     The 1,680,293 options outstanding at December 31, 1997 which were priced at or above $11.00 per share carried a weighted-average exercise price of $14.59 per share and had a weighted-average remaining contract life of 9.0 years. They included 131,706 options that were exercisable at a weighted-average price of $13.21 per share.

(10)  MAJOR CLIENTS

     The Company had two major clients during 1997, each of which provided revenues in excess of 10% of total revenues. Both major clients are mass merchandisers operating in the retail industry.

     During the years ended December 31, 1995, 1996, and 1997, the Company derived 12.7%, 14.4% and 10.4%, respectively, of its total revenues from its historically largest client. Additionally, during 1997 the Company derived 12.3% of its total revenues from another client due in large part to a nonrecurring situation involving concurrent audits of multiple years.

(11)  INTERNATIONAL SEGMENTS

     The Company has operations outside the United States. The following is a summary of geographic area information, as measured by the area of revenue-producing operations, for the years ended December 31, 1995, 1996, and 1997 (in thousands):

                                                            1995      1996       1997
                                                           -------   -------   --------
Revenues:
  United States (U.S.)...................................  $49,002   $62,701   $ 81,653
  North America, excluding U.S...........................    3,778     7,811     10,907
  Western Europe.........................................    2,422     4,422     17,233
  Asia-Pacific...........................................      829     2,396      2,570
                                                           -------   -------   --------
          Total..........................................  $56,031   $77,330   $112,363
                                                           =======   =======   ========
Operating income (loss):
  United States (U.S.)...................................  $ 6,854   $10,680   $ 12,109
  North America, excluding U.S...........................       30       899      2,971
  Western Europe.........................................     (137)     (238)     3,541
  Asia-Pacific...........................................     (305)     (302)    (2,446)
                                                           -------   -------   --------
          Total..........................................  $ 6,442   $11,039   $ 16,175
                                                           =======   =======   ========
Identifiable assets:
  United States (U.S.)...................................  $27,244   $59,237   $ 74,876
  North America, excluding U.S...........................    1,541     4,593      5,362
  Western Europe.........................................      851     2,155     50,942
  Asia-Pacific...........................................      632     2,333      2,705
                                                           -------   -------   --------
          Total..........................................  $30,268   $68,318   $133,885
                                                           =======   =======   ========

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts for cash and cash equivalents, receivables, note payable to bank, accounts payable and accrued expenses, accrued payroll and related expenses, and deferred revenue approximate fair value because of the short maturity of these instruments.

     The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The estimated fair value of the Company's long-term debt instruments at December 31, 1996 and 1997 was $675,000 and $25.9 million, respectively, and the carrying value of the Company's long-term debt at December 31, 1996 and 1997 was $771,000 and $25.8 million, respectively.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(13)  EARNINGS PER SHARE

     The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 1995, 1996 and 1997 (in thousands, except for earnings per share information):

                                                               1995      1996      1997
                                                              -------   -------   -------
Numerator:
  Numerator for basic earnings (pro forma earnings for 1995
     and 1996) per share....................................  $ 2,935   $ 6,668   $ 9,623
  Interest accrued on convertible debt, net of income
     taxes..................................................      258        97        --
                                                              -------   -------   -------
  Numerator for diluted earnings (pro forma earnings for
     1995 and 1996) per share...............................  $ 3,193   $ 6,765   $ 9,623
                                                              =======   =======   =======
Denominator:
  Denominator for basic earnings (pro forma earnings for
     1995 and 1996) per share -- weighted-average shares
     outstanding............................................   12,000    16,268    18,415
  Effect of dilutive securities:
     Employee stock options.................................      348       545       494
     Convertible debt.......................................    2,157       539        --
     Common equivalent shares from the distribution payable
      ($4,875,576) divided by the initial public offering
      price of $11 per share (and weighted since the initial
      public offering)......................................      443       105        --
                                                              -------   -------   -------
       Denominator for diluted earnings (pro forma earnings
        for 1995 and 1996) per share........................   14,948    17,457    18,909
                                                              =======   =======   =======
Earnings (pro forma for 1995 and 1996) per share -- basic...  $   .24   $   .41   $   .52
                                                              =======   =======   =======
Earnings (pro forma for 1995 and 1996) per
  share -- diluted..........................................  $   .21   $   .39   $   .51
                                                              =======   =======   =======

     Options to purchase 473,000 shares of common stock, at prices ranging from $16.00 to $19.88 per share, were outstanding during 1997 but were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

(14)  RESTRUCTURING COSTS

     In recognition of emerging developments such as the Alma acquisition, the Company restructured and realigned certain facets of its European management structure in the fourth quarter of 1997 and incurred a pre-tax charge to earnings of $1.2 million. This charge consisted of employment termination costs directly applicable to four of the Company's senior European executives and residual contract costs due to an independent European advisor for services no longer required by the Company. Of the $1.2 million charge, $683,000 had been paid through December 31, 1997, and the remaining $525,000 is currently estimated to be paid by June 30, 1998.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     On October 7, 1997, The Profit Recovery Group International, Inc. (the "Company") acquired 98.4% of Financiere Alma, S.A. and subsidiaries ("Alma"), a French company providing primarily corporate tax recovery services in France. The transaction was accounted for as a purchase, effective as of October 1, 1997, with consideration of $24,602,000 in cash and 859,000 unregistered shares of the Company's common stock. Approximately $1,700,000 in direct acquisition-related costs were also incurred and capitalized as part of this transaction. The Company has an obligation to purchase the remaining 1.6% of Alma by January 1999 for $398,000 in cash and 13,900 unregistered shares of the Company's common stock.

     The Company incurred debt to pay the cash consideration and a minor portion of the direct acquisition-related expenses incurred in connection with the acquisition of Alma.

     The following unaudited pro forma consolidated statements of earnings for the year ended December 31, 1996 and the nine months ended September 30, 1997 present the consolidated historical accounts of the Company, adjusted to give effect to the acquisition of Alma as of the beginning of the periods presented. The following unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 presents the consolidated historical accounts of the Company as of that date, adjusted to give effect to the acquisition of Alma as if the transaction had occurred on September 30, 1997.

     The unaudited pro forma financial data and accompanying notes should be read in conjunction with the consolidated financial statements of the Company and related notes, as well as the consolidated financial statements and related notes of Alma, all of which are included elsewhere in this Prospectus. The Company believes that the assumptions set forth in the notes on pages F-26 and F-28 provide a reasonable basis on which to present the pro forma financial data, which is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the dates assumed. The unaudited pro forma financial data is not intended to project the Company's financial condition on any future date or results of operations for any future period.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1996

                                              THE PROFIT
                                               RECOVERY
                                                GROUP
                                            INTERNATIONAL,                   PRO FORMA
                                                 INC.           ALMA        ADJUSTMENTS      PRO FORMA
                                            --------------     -------      -----------     -----------
                                            (AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)
Revenues..................................     $77,330         $21,256        $    --         $98,586
Cost of revenues..........................      40,330          10,597             --          50,927
Selling, general and administrative
  expenses................................      25,961           8,085          1,669(A)       35,715
                                               -------         -------        -------         -------
  Operating income........................      11,039           2,574         (1,669)         11,944
Interest income (expense), net............        (100)             41         (2,104)(B)      (2,163)
                                               -------         -------        -------         -------
  Earnings before income taxes and
     minority interest....................      10,939           2,615         (3,773)          9,781
Income taxes..............................       7,789             974         (1,471)(C)       7,292
                                               -------         -------        -------         -------
  Earnings before minority interest.......       3,150           1,641         (2,302)          2,489
Minority interest.........................          --             498           (509)(D)         (11)
                                               -------         -------        -------         -------
  Net earnings............................     $ 3,150         $ 1,143        $(1,793)        $ 2,500
                                               =======         =======        =======         =======
Pro forma information:
  Historical earnings before income taxes
     and minority interest................     $10,939         $ 2,615        $(3,773)        $ 9,781
  Pro forma income taxes..................       4,271             974         (1,471)          3,774
  Minority interest.......................          --             498           (509)            (11)
                                               -------         -------        -------         -------
  Pro forma net earnings..................     $ 6,668         $ 1,143        $(1,793)        $ 6,018
                                               =======         =======        =======         =======
  Pro forma earnings per share:
     Basic................................     $   .41                                        $   .36
                                               =======                                        =======
     Diluted..............................     $   .39                                        $   .33
                                               =======                                        =======
  Weighted average common and dilutive
     shares outstanding:
     Basic................................      16,268                            859(E)       17,127
                                               =======                        =======         =======
     Diluted..............................      17,457                            859(E)       18,316
                                               =======                        =======         =======

    See accompanying notes to unaudited pro forma consolidated statements of earnings.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                               THE PROFIT
                                             RECOVERY GROUP                  PRO FORMA
                                          INTERNATIONAL, INC.      ALMA     ADJUSTMENTS     PRO FORMA
                                          --------------------   --------   ------------   ------------
                                           (AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)
Revenues................................        $76,445          $15,046      $    --        $91,491
Cost of revenues........................         39,553            7,706           --         47,259
Selling, general and administrative
  expenses..............................         25,709            5,174        1,252(A)      32,135
                                                -------          -------      -------        -------
  Operating income......................         11,183            2,166       (1,252)        12,097
Interest income (expense), net..........            132               76       (1,578)(B)     (1,370)
                                                -------          -------      -------        -------
  Earnings before income taxes and
     minority interest..................         11,315            2,242       (2,830)        10,727
Income taxes............................          4,397              820       (1,104)(C)      4,113
                                                -------          -------      -------        -------
  Earnings before minority interest.....          6,918            1,422       (1,726)         6,614
Minority interest.......................             --              431         (436)(D)         (5)
                                                -------          -------      -------        -------
          Net earnings..................        $ 6,918          $   991      $(1,290)       $ 6,619
                                                =======          =======      =======        =======
Earnings per share:
  Basic.................................        $   .38                                      $   .35
                                                =======                                      =======
  Diluted...............................        $   .37                                      $   .34
                                                =======                                      =======
Weighted average common and dilutive
  shares outstanding:
  Basic.................................         18,185                           859(E)      19,044
                                                =======                       =======        =======
  Diluted...............................         18,720                           859(E)      19,579
                                                =======                       =======        =======

    See accompanying notes to unaudited pro forma consolidated statements of earnings.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS YEAR ENDED DECEMBER 31, 1996 AND NINE MONTHS ENDED SEPTEMBER 30, 1997

     The following explanations describe the assumptions used in determining the unaudited pro forma adjustments necessary to present the historical results of operations, giving effect to the acquisition of Alma (see "Use of Proceeds").

     (A) Adjustment relates to amortization of the goodwill amounting to $33,379,000 over a 20-year period.

     (B) Adjustment relates to the $24,750,000 of indebtedness, at an interest rate of 8.5%, incurred in connection with the Alma acquisition.

     (C) Adjustment relates to the tax benefit derived from the deductibility of the goodwill and interest expense assuming a combined Federal and state effective income tax rate of 39%.

     (D) Adjustment to reduce minority interest to reflect minority interest ownership of 1.6% of Alma.

     (E) Adjustment reflects the issuance of 859,000 shares in connection with the Alma acquisition.

     (F) The pro forma adjustments do not reflect the $1.2 million pre-tax charge to operations in the fourth quarter of 1997 to restructure and realign certain facets of the Company's European management structure in recognition of emerging developments such as the Alma acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997

                                                      THE PROFIT
                                                       RECOVERY
                                                        GROUP
                                                    INTERNATIONAL,              PRO FORMA
                                                         INC.         ALMA     ADJUSTMENTS    PRO FORMA
                                                    --------------   -------   -----------    ---------
                                                           (AMOUNTS IN THOUSANDS OF US DOLLARS)
Current assets:
  Cash and cash equivalents.......................     $12,231       $ 3,528     $    --      $ 15,759
  Contract receivables............................      45,301         7,239          --        52,540
  Other receivables...............................       2,160            47          --         2,207
  Prepaid expenses and other current assets.......       1,292           973          --         2,265
  Deferred income taxes...........................          --         1,058          --         1,058
                                                       -------       -------     -------      --------
          Total current assets....................      60,984        12,845          --        73,829
Property and equipment, net.......................       8,581           458          --         9,039
Noncompete agreements, net........................       3,734            --          --         3,734
Deferred loan costs, net..........................          32            --          --            32
Goodwill, net.....................................       6,204            --      33,379(A)     39,583
Deferred income taxes.............................       1,174            --          --         1,174
Other assets......................................         537            44          --           581
                                                       -------       -------     -------      --------
                                                       $81,246       $13,347     $33,379      $127,972
                                                       =======       =======     =======      ========
Current liabilities:
  Bank overdraft..................................     $    --       $   147     $    --      $    147
  Due to shareholders and affiliates..............          --           116          --           116
  Current installments of long term-debt..........          83           124          --           207
  Accounts payable and accrued expenses...........       1,719         1,627       1,552(B)      4,898
  Accrued payroll and related expenses............      17,788         4,709          --        22,497
  VAT payable.....................................          --         2,065          --         2,065
  Deferred revenues...............................          --           984          --           984
  Deferred income taxes...........................       7,607            --          --         7,607
                                                       -------       -------     -------      --------
          Total current liabilities...............      27,197         9,772       1,552        38,521
Long-term debt, excluding current installments....         707           167      24,750(B)     25,624
Deferred compensation.............................       2,263            --          --         2,263
Other long-term liabilities.......................          --           478          --           478
                                                       -------       -------     -------      --------
          Total liabilities.......................      30,167        10,417      26,302        66,886
Minority interest.................................          --           476        (428)(C)        48
Shareholders' equity:
  Common stock....................................          18            69         (68)(D)        19
  Additional paid-in capital......................      37,815            12       9,946(D)     47,773
  Cumulative translation adjustments..............         (56)         (104)        104(D)        (56)
  Retained earnings...............................      13,302         2,477      (2,477)(D)    13,302
                                                       -------       -------     -------      --------
          Total shareholders' equity..............      51,079         2,454       7,505        61,038
                                                       -------       -------     -------      --------
                                                       $81,246       $13,347     $33,379      $127,972
                                                       =======       =======     =======      ========

  See accompanying notes to unaudited pro forma condensed consolidated balance sheet.

         THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND SUBSIDIARIES

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997

     The following explanations describe the assumptions used in determining the unaudited pro forma adjustments necessary to present the historical financial position, giving effect to the acquisition of Alma (see "Use of Proceeds").

     (A) The acquisition is accounted for as a purchase in accordance with Accounting Principles Board Opinion 16, "Business Combinations." The purchase price is allocated first to the tangible and identifiable assets and liabilities of the acquired company based on preliminary estimates of their fair value, with the remainder allocated to goodwill. The following schedule presents the goodwill computation (amounts in thousands of US dollars):

Purchase price:
  Cash paid.................................................  $24,602
  Fair value of unregistered shares issued..................    9,959
                                                              -------
                                                               34,561
Estimated direct acquisition-related costs..................    1,700
Less net book value of Alma, which approximates fair value,
  and minority interest.....................................   (2,930)
Plus minority interest for 1.6% of Alma not purchased.......       48
                                                              -------
     Goodwill...............................................  $33,379
                                                              =======

     (B) The Company has incurred indebtedness of $24,750,000 to fund the cash paid and a minor portion of direct acquisition-related costs incurred in connection with the acquisition of Alma, and accrued an additional $1,552,000 to pay the remaining unpaid direct acquisition-related costs incurred.

     (C) Adjustment is a reduction of minority interest to reflect minority interest ownership of 1.6% of Alma.

     (D) The changes in components of shareholders' equity are a result of (a) the elimination of the equity of Alma, (b) the reclassification of the portion of the minority interest purchased and (c) the issuance of common shares of the Company in connection with the Alma acquisition.

                          INDEPENDENT AUDITORS' REPORT

The Directors and Shareholders of
Financiere Alma, S.A.

     We have audited the accompanying consolidated balance sheets of Financiere Alma, S.A. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 1996, and for the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated statements referred to above present fairly, in all material respects, the financial position of Financiere Alma, S.A. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1996, and for the six months ended June 30, 1997 in conformity with accounting principles generally accepted in the United States.

                                               ERNST & YOUNG Entrepreneurs
                                                 Departement d'E&Y Audit

                                                        Any Antola

Paris, France, September 30, 1997, except for note 12 which is as of October 7, 1997

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                     YEARS ENDED      SIX MONTHS   NINE MONTHS ENDED
                                                    DECEMBER 31,        ENDED        SEPTEMBER 30,
                                                  -----------------    JUNE 30,    -----------------
                                                   1995      1996        1997       1996      1997
                                                  -------   -------   ----------   -------   -------
                                                         (AMOUNTS IN THOUSANDS OF US DOLLARS)
                                                                                      (UNAUDITED)
Revenues........................................  $20,858   $21,256     $9,557     $14,241   $15,046
Cost of revenues................................    8,265    10,597      4,875       7,539     7,706
Selling, general and administrative expenses....    7,536     8,085      3,650       5,461     5,174
                                                  -------   -------     ------     -------   -------
  Operating income..............................    5,057     2,574      1,032       1,241     2,166
Interest income, net............................      224        41         61         105        76
                                                  -------   -------     ------     -------   -------
  Earnings before income taxes and minority
     interest...................................    5,281     2,615      1,093       1,346     2,242
Income taxes....................................    1,862       974        425         511       820
                                                  -------   -------     ------     -------   -------
  Earnings before minority interest.............    3,419     1,641        668         835     1,422
Minority interest...............................    1,547       498        119         182       431
                                                  -------   -------     ------     -------   -------
  Net earnings..................................  $ 1,872   $ 1,143     $  549     $   653   $   991
                                                  =======   =======     ======     =======   =======

          See accompanying notes to consolidated financial statements.

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                             -----------------   JUNE 30,   SEPTEMBER 30,
                                                              1995      1996       1997         1997
                                                             -------   -------   --------   -------------
                                                                 (AMOUNTS IN THOUSANDS OF US DOLLARS,
                                                                        EXCEPT PER SHARE DATA)
                                                                                             (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents (note 3).....................    $ 5,783   $ 7,389   $ 3,254       $ 3,528
  Accounts receivable, less allowance of $1,706, $2,245
    and $2,271 at December 31, 1995 and 1996 and June 30,
    1997, respectively...................................      7,876     5,600     5,502         7,239
  Due from affiliates (note 2)...........................        564     2,052     1,698            47
  Prepaid expenses and other current assets..............        565     1,120       919           973
  Deferred income taxes (note 7).........................        957     1,058     1,037         1,058
                                                             -------   -------   -------       -------
         Total current assets............................     15,745    17,219    12,410        12,845
                                                             -------   -------   -------       -------
Property and equipment:
  Computer and other equipment...........................        630       710       677           732
  Furniture and fixtures.................................        189       203       163           205
  Leasehold improvements.................................        510       157       417           413
                                                             -------   -------   -------       -------
                                                               1,329     1,070     1,257         1,350
  Less accumulated depreciation and amortization.........        672       737       738           892
                                                             -------   -------   -------       -------
                                                                 657       333       519           458
Other assets.............................................        248       138        49            44
                                                             -------   -------   -------       -------
                                                             $16,650   $17,690   $12,978       $13,347
                                                             =======   =======   =======       =======
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdrafts........................................    $   141   $ 1,023   $   113       $   147
  Due to shareholders (note 2)...........................        179     1,460       780            29
  Due to affiliates (note 2).............................        196       180       161            87
  Current installments of long-term debt (note 4)........         88       410       435           124
  Accounts payable and accrued expenses..................      3,050     3,644     1,383         1,627
  Accrued payroll and related expenses...................      4,303     4,495     3,379         4,709
  Dividends and distributions payable....................      1,734        --       414            --
  VAT payable............................................      1,933     1,813     1,758         2,065
  Deferred revenues......................................      1,106       851       756           984
                                                             -------   -------   -------       -------
         Total current liabilities.......................     12,730    13,876     9,179         9,772
Other long-term liabilities..............................        569       540       482           167
Long-term debt, excluding current installments (note
  4).....................................................        156     1,065     1,087           478
                                                             -------   -------   -------       -------
         Total liabilities...............................     13,455    15,481    10,748        10,417
Minority interest (note 11)..............................      1,274       539       184           476
Shareholders' equity:
  Common stock, FRF 100 ($18) par value, 3,884 authorized
    issued and outstanding shares at December 31, 1995
    and 1996, June 30, 1997 and September 30, 1997.......         69        69        69            69
  Additional paid-in capital.............................         12        12        12            12
  Cumulative translation adjustment......................        222       103       (70)         (104)
  Retained earnings......................................      1,618     1,486     2,035         2,477
                                                             -------   -------   -------       -------
         Total shareholders' equity......................      1,921     1,670     2,046         2,454
Commitments and contingencies (notes 6 and 9)............
                                                             -------   -------   -------       -------
                                                             $16,650   $17,690   $12,978       $13,347
                                                             =======   =======   =======       =======

          See accompanying notes to consolidated financial statements.

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
                    SIX MONTHS ENDED JUNE 30, 1997 AND NINE
                  MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                                       CUMULATIVE                   TOTAL
                                            COMMON     ADDITIONAL      TRANSLATION   RETAINED   SHAREHOLDERS'
                                            STOCK    PAID-IN CAPITAL   ADJUSTMENT    EARNINGS      EQUITY
                                            ------   ---------------   -----------   --------   -------------
                                                          (AMOUNTS IN THOUSANDS OF US DOLLARS)
Balance at December 31, 1994..............   $57           $--            $  --      $ 1,208       $ 1,265
Net earnings..............................    --            --               --        1,872         1,872
Dividends.................................    --            --               --       (1,751)       (1,751)
Contribution of minority interest (note
  11).....................................    12            12               --          289           313
Cumulative translation adjustment.........    --            --              222           --           222
                                             ---           ---            -----      -------       -------
  Balance at December 31, 1995............    69            12              222        1,618         1,921
Net earnings..............................    --            --               --        1,143         1,143
Dividends.................................    --            --               --       (1,275)       (1,275)
Cumulative translation adjustment.........    --            --             (119)          --          (119)
                                             ---           ---            -----      -------       -------
  Balance at December 31, 1996............    69            12              103        1,486         1,670
Net earnings..............................    --            --               --          549           549
Cumulative translation adjustment.........    --            --             (173)          --          (173)
                                             ---           ---            -----      -------       -------
  Balance at June 30, 1997................    69            12              (70)       2,035         2,046
Net earnings..............................    --            --               --          442           442
Cumulative translation adjustment.........    --            --              (34)          --           (34)
                                             ---           ---            -----      -------       -------
  Balance at September 30, 1997
     (unaudited)..........................   $69           $12            $(104)     $ 2,477       $ 2,454
                                             ===           ===            =====      =======       =======

          See accompanying notes to consolidated financial statements.

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        YEARS ENDED                          NINE MONTHS ENDED
                                                       DECEMBER 31,      SIX MONTHS ENDED      SEPTEMBER 30,
                                                     -----------------       JUNE 30,        -----------------
                                                      1995      1996           1997           1996      1997
                                                     -------   -------   -----------------   -------   -------
                                                               (AMOUNTS IN THOUSANDS OF US DOLLARS)
                                                                                                (UNAUDITED)
Cash flows from operating activities:
Net earnings.......................................  $ 1,872   $ 1,143        $   549        $   653   $   991
Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
  Depreciation and amortization....................      195       243            176            179       347
  Loss from sale of property and equipment.........       --       178             --             --        --
  Minority interest expense........................    1,547       498            119            182       431
  Deferred income taxes............................      (88)     (165)           (70)            99      (125)
  Changes in assets and liabilities:
    Accounts receivable............................   (3,223)    1,811           (516)         2,325    (2,320)
    Prepaid expenses and other current assets......     (345)     (606)            79           (993)       16
    Other assets...................................     (152)      111             64             58        79
    VAT payable....................................      427         4            144           (655)      469
    Accounts payable and accrued expenses..........    1,581       810         (1,881)           195    (1,601)
    Accrued payroll and related expenses...........      362       480           (631)           139       739
    Deferred revenues..............................     (236)     (188)            (2)           (81)      235
    Other long-term liabilities....................      485         8              2              4         2
                                                     -------   -------        -------        -------   -------
         Net cash provided by (used in) operating
           activities..............................    2,425     4,327         (1,967)         2,105      (737)
                                                     -------   -------        -------        -------   -------
Cash flows from investing activities:
  Purchases of property and equipment..............     (266)     (149)          (443)          (137)     (552)
  Proceeds from sale of property and equipment.....       14        17             21             16        37
  Net change in due from affiliates................       16    (1,561)           132           (969)    1,787
                                                     -------   -------        -------        -------   -------
         Net cash provided by (used in) investing
           activities..............................     (236)   (1,693)          (290)        (1,090)    1,272
                                                     -------   -------        -------        -------   -------
Cash flows from financing activities:
  Bank overdraft changes, net......................      133       913           (805)           (29)     (765)
  Proceeds from issuance of long-term debt.........       --     1,369            257          1,344       223
  (Repayments) proceeds from loans to (from)
    shareholders, net..............................       (7)    1,324           (525)            (2)   (1,275)
  (Repayments) proceeds from loans from affiliates,
    net............................................       --        (4)            --              1       (73)
  Repayments of long-term debt.....................      (80)      (88)           (34)           (76)   (1,246)
  Dividends and distributions......................   (3,144)   (4,101)            --         (2,779)     (415)
                                                     -------   -------        -------        -------   -------
         Net cash used in financing activities.....   (3,098)     (587)        (1,107)        (1,541)   (3,551)
                                                     -------   -------        -------        -------   -------
Effect of foreign exchange rate changes on cash and
  cash equivalents.................................      428      (441)          (771)          (303)     (845)
                                                     -------   -------        -------        -------   -------
         Net change in cash and cash equivalents...     (481)    1,606         (4,135)          (829)   (3,861)
Cash and cash equivalents at beginning of period...    6,264     5,783          7,389          5,783     7,389
                                                     -------   -------        -------        -------   -------
         Cash and cash equivalents at end of
           period..................................  $ 5,783   $ 7,389        $ 3,254        $ 4,954   $ 3,528
                                                     =======   =======        =======        =======   =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest.........  $    25   $    66        $    47        $    58   $    61
                                                     =======   =======        =======        =======   =======
  Cash paid during the period for income taxes.....  $ 2,355   $ 1,117        $   422        $   756   $   626
                                                     =======   =======        =======        =======   =======

          See accompanying notes to consolidated financial statements.

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997
                            (AMOUNTS IN US DOLLARS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION

     The consolidated financial statements consist of Financiere Alma and, except for NAAC, its majority owned subsidiaries Alma Intervention, S.A., Club Affairs Alma, S.A.R.L., Meridian VAT Reclaim France, S.A.R.L., B&F Associes, S.A.R.L., and STEP, S.A. (collectively referred to as "Alma"). A majority owned subsidiary, NAAC, has been excluded from the consolidation as certain of Alma's shareholders have agreed to acquire the investment at its carrying value (see note 2). Alma acquired B&F Associes, S.A.R.L. in March 1996 and Meridian VAT Reclaim France, S.A.R.L. in January 1996 for amounts equivalent to their net tangible assets. The results of operations include these two companies from their respective acquisition dates. Pro forma and other acquisition related information is not material.

     The separate legal entities are all registered in France and prepare their financial statements in French francs and in accordance with accounting principles generally accepted in France. For the purpose of the proposed acquisition of Alma by the US corporation, The Profit Recovery Group International, Inc., the financial statements of Alma have been restated to comply with US generally accepted accounting principles and are presented in US dollars. The principal differences between French and US generally accepted accounting principles relate to the timing of the recognition of revenues, the carrying values of work-in-progress and the recognition of deferred income taxes.

     For the purpose of the translation of French franc amounts into US dollars, the closing exchange rate has been applied for the consolidated balance sheets and the average exchange rate has been applied for the consolidated statements of earnings. Translation differences are recorded in shareholders' equity under "cumulative translation adjustment." Average exchange rates of French francs to US dollars for the years ended December 31, 1995 and 1996 and the six month period ended June 30, 1997 were 4.9917, 5.1148 and 5.8296, respectively. The closing exchange rate of French francs to US dollars as of December 31, 1995 and 1996 and June 30, 1997 were 4.9000, 5.2370 and 5.8777, respectively.

     The accompanying unaudited condensed consolidated financial statements of Alma as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

B. DESCRIPTION OF BUSINESS

     Alma is headquartered in Paris, France. Founded in 1986, Alma provides its services exclusively within France. Alma is a recovery audit firm which primarily assists businesses in the identification and recovery of tax overpayments, including business and personal property taxes (referred to in France as "fiscal"), workers compensation taxes (referred to in France as "social"), real property taxes (referred to in France as "foncier") and value added taxes ("VAT" referred to in France as "TVA").

     Alma also provides certain consulting services. Club Affairs Alma, S.A.R.L. is a "buying" club that assists small companies in obtaining volume discounts primarily for office supplies and equipment. Alma Intervention, S.A. also assists French companies obtain grants and subsidies and negotiate contracts for security and cleaning services.

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

C. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements have been prepared in accordance with US generally accepted accounting principles. In preparing these consolidated financial statements, management is required to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     The consolidated financial statements of Alma include the financial statements of the aforementioned entities. All significant intercompany balances and transactions have been eliminated in consolidation.

     The 1996 acquisitions of B&F Associes, S.A.R.L. and Meridian VAT Reclaim France, S.A.R.L., as mentioned above, do not have a significant impact on cash. As such, the cash flows related to these transactions are not presented separately in the consolidated statement of cash flows.

D. REVENUE RECOGNITION

     Alma's tax recovery audit services revenues are based on specific contracts with its clients. Such contracts generally specify:

     - time periods covered by the audit;

     - nature and extent of the audit services to be provided;

     - client duties in assisting and cooperating with Alma; and

     - fee payable to Alma expressed as a specified percentage of the amounts recovered by the client resulting from liability overpayments claims identified.

     Liability overpayment claims identified for fiscal, social and foncier tax services are presented to the respective government agency for review and approval. Claims for VAT services are filed directly with the respective government agency.

     For the fiscal, social and foncier services, Alma recognizes revenues when
(a) it receives notification of the government agency approval and (b) its clients are entitled to the recovery. For VAT services, Alma recognizes revenues when all documentation is filed with the appropriate government agency. Alma generally invoices its clients concurrently with the point of revenue recognition. Amounts received before meeting both criteria above are classified as deferred revenue on the accompanying consolidated balance sheets.

     Alma recognizes revenues for its other services as they are provided to its clients.

E. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of 3 years for computer and other equipment, and 5 years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the term of the lease, including extension options.

F. DIRECT AND COMPENSATION EXPENSE

     Direct expenses incurred during the course of the recovery audit services are expensed as incurred.

     Non-management auditors have an element of their compensation which is commission based and the compensation expense is recorded at the time of the related revenue recognition, and subsequently paid as such revenue is collected. Previously established auditor compensation accruals are subsequently adjusted to correspond with adjustments for doubtful accounts. The salary portion of the non-management auditors'

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES
compensation is charged to operations as incurred. All other Alma employees are compensated on the basis of salary and, in certain cases, bonuses, which are charged to operations as incurred.

G. CASH EQUIVALENTS

     Alma considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of temporary cash investments with original maturity of 90 days or less.

H. CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject Alma to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

     Alma has cash investment policies that limit investments to short-term low risk instruments. Alma's cash is held principally in French francs and concentrated in several major French banks.

     Alma sells its products to customers in a variety of industries in France. Alma performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. Alma generally requires no collateral.

I.  INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.  RELATED PARTY TRANSACTIONS

     Alma leases vehicles and posters from a company owned by the Chairman of the Board of Directors of Alma. In addition, Alma leases office space from a relative of the Chairman. Total rent expense for the posters, vehicles and office for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 were $269,000, $306,000 and $123,000, respectively.

     Alma also contributes 40 percent of the rental payment for an apartment in Paris, France for the Chairman. Total rent expense for the apartment for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 was approximately $26,000, $25,000, and $22,000, respectively.

     Alma subleases a portion of its corporate headquarters to certain affiliates. Rental income recorded on these subleases for the year ended December 31, 1995 and 1996 and the six months ended June 30, 1997 were approximately $27,000, $35,000 and $20,000, respectively.

     Consulting services have been provided to Alma by a major shareholder who is also a director of Alma. Consulting fees for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 were $194,000, $227,000 and $100,000, respectively.

     The amounts contained in "Due from affiliates" represent mainly a loan to and the net book value of NACC. In September 1997, Alma's interest in NACC was sold to certain of Alma's shareholders at book value for cash.

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

     The amounts in "Due to shareholders" and "Due to affiliates" represent interest free advances by the Chairman to Alma for operating purposes and expenses paid on behalf of Alma by affiliated companies, respectively.

     Prior to 1994, Alma had guaranteed one half of a FF10,000,000 loan held by NACC. The amount of the guarantee was approximately $851,000 at June 30, 1997. This guarantee was secured by a pledge of the shares in Alma Intervention, S.A. Subsequent to June 30, 1997, the guarantee given and security pledged by Alma has been released.

     During 1995, Financiere Alma loaned approximately $292,000 to a shareholder who was also an employee of Alma. The full amount of the loan was repaid prior to December 31, 1995.

3.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include:

                                                               DECEMBER 31,
                                                              ---------------   JUNE 30,
                                                               1995     1996      1997
                                                              ------   ------   --------
                                                                (AMOUNTS IN THOUSANDS)
Cash held at bank...........................................  $2,420   $1,485    $  676
Cash equivalents............................................   3,363    5,904     2,578
                                                              ------   ------    ------
                                                              $5,783   $7,389    $3,254
                                                              ======   ======    ======

     The fair value of cash equivalents, all classified as available-for-sale, approximate book value at December 31, 1995 and 1996 and at June 30, 1997.

4.  LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                              DECEMBER 31,
                                                              -------------   JUNE 30,
                                                              1995    1996      1997
                                                              ----   ------   --------
                                                               (AMOUNTS IN THOUSANDS)
Term loan with interest rate of PIBOR plus 2% (5.39% at June
  30, 1997) with final payment due December 1999(a).........  $ --   $1,336    $1,190
Term loan with interest rate of 7.5% requiring quarterly
  payments of FF 75,000, or $12,864 at June 30, 1997, plus
  interest with final payment due February 1998.............   146       72        39
Term loan with interest rate of PIBOR plus 1.25% (4.64% at
  June 30, 1997) requiring quarterly payments of FF 44,704
  or $7,668 at June 30, 1997, plus interest with final
  payment due April 2000....................................    --       --       245
Other.......................................................    98       67        48
                                                              ----   ------    ------
                                                               244    1,475     1,522
Less current installments...................................    88      410       435
                                                              ----   ------    ------
          Long-term debt, excluding current installments....  $156   $1,065    $1,087
                                                              ====   ======    ======

---------------

(a) This loan is secured by a pledge of 6,307 shares of Alma Intervention, S.A. Alma would be liable to a 2% per year indemnity in case of early repayment. A merger, transfer of assets, change in ownership constitutes an event default which could cause early repayment (see note 12).

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

     Future minimum annual principal payments for long-term debt for each of the years subsequent to December 31, 1996 are as follows:

                                                              (AMOUNTS IN THOUSANDS)
YEARS ENDING DECEMBER 31,
1997........................................................          $  410
1998........................................................             501
1999........................................................             553
2000........................................................              11
                                                                      ------
          Total.............................................          $1,475
                                                                      ======

5.  SHAREHOLDERS' EQUITY

     In September 1995, Alma increased its ownership interest in Alma Intervention, S.A. from 50.7% to 60.6% by the issuance of 561 ordinary shares. The Alma Intervention, S.A. shares were purchased from the Chairman, and valued for an amount which was considerably lower than the fair value of the interest acquired. As this transaction involved entities under common control, the excess of fair value over book value has been accounted for as a contribution by minority interests to retained earnings.

6.  LEASES

     Alma is committed under non-cancelable operating lease arrangements for facilities, vehicles and artwork, including related party leases (see note 2). Rent expense for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 was $694,000, $803,000 and $242,000, respectively. The future minimum lease payments under these leases, net of related party subleases (see note 2), are summarized as follows:

                                                              RELATED   OTHER
                                                              PARTIES   LEASES   TOTAL
                                                              -------   ------   ------
                                                               (AMOUNTS IN THOUSANDS)
YEARS ENDING DECEMBER 31,
1997........................................................   $ 83     $  267   $  350
1998........................................................    214        462      676
1999........................................................    104        517      621
2000........................................................      4         --        4
                                                               ----     ------   ------
          Total.............................................   $405     $1,246   $1,651
                                                               ====     ======   ======

7.  INCOME TAXES

     The provision for income taxes for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 consists of the following:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                              ---------------   JUNE 30,
                                                               1995     1996      1997
                                                              ------   ------   --------
                                                                (AMOUNTS IN THOUSANDS)
Current.....................................................  $1,950   $1,139     $495
Deferred....................................................     (88)    (165)     (70)
                                                              ------   ------     ----
          Total.............................................  $1,862   $  974     $425
                                                              ======   ======     ====

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

     A reconciliation of income taxes computed at the French statutory rate (36.66% in 1995, 1996 and 1997) to income tax expense is as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                              -------------   JUNE 30,
                                                               1995    1996     1997
                                                              ------   ----   --------
                                                               (AMOUNTS IN THOUSANDS)
Income tax expense computed at the French statutory rate....  $1,935   $960     $417
Other.......................................................     (73)    14        8
                                                              ------   ----     ----
          Total.............................................  $1,862   $974     $425
                                                              ======   ====     ====

     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consist of the following:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                              ---------------   JUNE 30,
                                                               1995     1996      1997
                                                              ------   ------   --------
                                                                (AMOUNTS IN THOUSANDS)
Deferred tax liabilities:
  Accrued payroll and related expenses......................  $   46   $   68    $   60
  Accumulated depreciation..................................       2       --        --
                                                              ------   ------    ------
          Total deferred tax liabilities....................      48       68        60
                                                              ------   ------    ------
Deferred tax assets:
  Deferred revenues.........................................     702      824       759
  Accounts payable and accrued expenses.....................     260      236       239
  Other.....................................................      43       66        99
                                                              ------   ------    ------
     Total deferred tax assets..............................   1,005    1,126     1,097
                                                              ------   ------    ------
     Net deferred tax assets................................  $  957   $1,058    $1,037
                                                              ======   ======    ======

     A proposal to increase the statutory tax rate from 36.7% to 41.6% effective January 1, 1997 will be the subject of a vote by the members of the French National Assembly. If approved, income tax expense for the six months ended June 30, 1997 would increase by $64,000 and the net deferred tax asset would increase by $156,000.

     No valuation allowances were deemed necessary since all deductible temporary differences could be carried back to recover income taxes previously paid.

8.  EMPLOYEE BENEFIT PLANS

     Alma contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. Alma has no further liability in connection with these plans.

     French law also requires payment of a lump sum retirement indemnity to employees, based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Alma's estimated obligations at December 31, 1995 and 1996 and June 30, 1997 were determined using actuarial methods. Expense related to this plan for the years ended December 31, 1995 and 1996 and six months ended June 30, 1997 were $4,000, $4,000 and $2,000, respectively.

     In March 1992, Alma Intervention, S.A. implemented a profit sharing agreement as required under French corporate law. This agreement was subsequently renewed in December, 1996 and extended to

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES
employees of all companies except B&F Associes, S.A.R.L. The agreement allows all qualified employees with at least six months of service to receive a benefit equal to a percentage of Alma's taxable income, based on the employee's length of service and amount of salary. The benefit is deposited in a venture capital fund and cannot be used by the employee for a five year period, except under circumstances defined by the plan, such as death or resignation. B&F Associes, S.A.R.L. adopted a similar benefit plan for its employees on November 13, 1995, which terminates on November 12, 1998, with the option to renew. Expense related to this plan for the years ended December 31, 1995 and 1996 and six months ended June 30, 1997 were $424,000, $384,000 and $185,000, respectively.

     In October 1993, Alma entered into an employee savings agreement which entitles employees with at least six months of service to contribute, either directly in cash or by transferring part or all of the sums deposited in the venture capital fund referred to above, to a fund that purchases either short-term investments or acquires shares in Alma Intervention, S.A. The shares purchased cannot be transferred by the employees for a five year period, except under circumstances defined by the plan such as death, retirement or resignation. Employees have the right to purchase shares under this plan at their estimated fair value only during periods designated by Alma. Since the inception of the plan, only one sale was offered to employees, on October 1993, resulting in 341 shares of Alma Intervention, S.A. being purchased.

     In June 1994, a bonus incentive agreement was adopted by Alma Intervention, S.A. for a three year period for all employees having at least six months service. The agreement allows all qualified employees to receive a benefit as a result of achieving certain corporate goals. The amount of the benefit and specific corporate goals are generally established at the beginning of each fiscal year. By adopting this plan, Alma receives tax benefits such as lower social taxes on employee wages. The agreement was renewed for three years in June 1997. Expense related to this plan for the years ended December 31, 1995 and 1996 and six months ended June 30, 1997 were $444,000, $480,000 and $218,000, respectively.

9.  COMMITMENTS AND CONTINGENCIES

     Alma guarantees the validity of the claims identified by providing a commitment to refund fees earned on successful claims which are later determined to be unsuccessful. Since Alma's fees are a percentage of the recovery received by its clients, the refunds for unsuccessful claims arise if the favorable ruling during a tax audit for fiscal, social and foncier tax claims is subsequently overturned or a VAT tax claim is denied (see note 1.A). Alma secures certain guarantees with a bank guarantee in favor of its client. The terms of these bank guarantees generally correspond with the remaining statutory period for tax audits of the related claim identified. Bank guarantees outstanding at June 30, 1997 totaled $799,000. Historically, Alma has rarely been required to refund its fees. Management believes that any future reimbursement of fees received will not be material.

     Alma is subject to legal proceedings and claims which arise in the ordinary course of its business. While these actions are being contested, management believes that any liability resulting from these matters, after taking into consideration insurance coverage and amounts already accrued, should not have a material adverse effect on the consolidated financial position or results of operations.

     During December 1995, Alma entered into an agreement with Lasseri, Durand et Associes ("LDA") to provide legal, audit and research services at pre-established invoicing rates, based on Alma's request. The contract stipulates that Alma's yearly demand of LDA's services is not to fall below 25% of the highest annual fees paid to LDA during the previous three years ("the standard fee level"). Failure on the part of Alma to fulfill this level of request for services from LDA will result in a penalty to be paid to LDA in the amount of the decrease in the demand of services from the standard fee level. If Alma terminates the contract prior to expiration, Alma will be required to pay to LDA an amount equal to the highest annual fees invoiced by LDA during the last three years. The agreement covers a period of five years ending December 2000. Fees paid to

                     FINANCIERE ALMA, S.A. AND SUBSIDIARIES

LDA for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 were $366,000, $410,000 and $101,000, respectively.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1995 and 1996, and June 30, 1997, the carrying values of financial instruments such as cash and cash equivalents, accounts receivable, due from affiliates and current liabilities approximated their market values, based on the short-term maturities of these instruments. The fair value of Alma's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using Alma's current borrowing rate for similar debt instruments of comparable maturity. The estimated fair value of the Company's long-term debt instruments, excluding current installments of long-term debt (see note 4), at December 31, 1995 and 1996 and June 30, 1997 was $198,000, $1,298,000 and $1,126,000, respectively.

11.  MINORITY INTEREST

     As of June 30, 1997, Financiere Alma owned either directly or indirectly through Alma Intervention, S.A., 61% of Alma Intervention, S.A., 90% of Step, S.A., 99% of B&F Associes, S.A.R.L., 85% of Club Affaires Alma, S.A.R.L., and 90% of Meridian VAT Reclaim France, S.A.R.L. Minority interest distributions during the years ended December 31, 1995 and 1996, and the six months ended June 30, 1997 were $1,456,000, $1,163,000 and $414,000, respectively. During
September 1995, approximately $289,000 was transferred from minority interest to retained earnings (see note 5).

     In September 1997, Alma Intervention, S.A. purchased the minority ownership in Club Affairs Alma, S.A.R.L., Meridian VAT Reclaim France, S.A.R.L., B&F Associes, S.A.R.L. and Step, S.A. for amounts that approximated the net book value of the minority interest. The net book value approximates the fair value.

12.  SUBSEQUENT EVENT

     On October 7, 1997, The Profit Recovery Group International, Inc. ("PRG") acquired substantially all ownership interests of Alma for a consideration of approximately $24,602,000 in cash and 859,000 unregistered shares of PRG's common stock. PRG has the obligation to purchase the remaining ownership (approximately 1.6%) of Alma by January 1999 for terms similar to the October 1997 transaction.

                                   [PRG LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses of the offering, other than underwriting discounts and commissions, are:


Securities and Exchange Commission registration fee.........  $ 28,548
NASD filing fee.............................................    10,177
Nasdaq/NMS listing fee......................................    17,500
Blue sky fees and expenses..................................     7,500
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   350,000
Accounting fees and expenses................................   125,000
Transfer Agent and registrar fees...........................    10,000
Miscellaneous expenses......................................    51,275
                                                              --------
          Total.............................................  $750,000
                                                              ========



     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq Stock Market's National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Shareholders hereunder, with the exception of underwriting discounts and commissions.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 8 of the Company's Articles of Incorporation and Article VII of the Company's Bylaws set forth the extent to which the Company's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Such indemnification will be provided to the fullest extent allowed by the Georgia Business Corporation Code, as amended from time to time. Under these indemnification provisions, the Company is required to indemnify any of its directors and officers against any reasonable expenses (including attorneys' fees) incurred by such party in the defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was made a party, or in defense to any claim, issue or matter therein, by reason of the fact that such person is or was a director or officer of the Company or who, while a director or officer of the Company, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. The Company also is required to indemnify any of its directors or officers against any liability incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the name of the Company, in which event, additional determinations must be made before indemnification is provided) by reason of the fact that he or she is or was a director or officer of the Company who, while a director or officer of the Company, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director or officer acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company may also provide advances of expenses incurred by a director or officer in defending such action, suit or proceeding upon receipt of a written affirmation of such officer or director that he or she has met certain standards of conduct and an undertaking by or on behalf of such officer or director to repay such advances unless it is ultimately determined that he or she is entitled to indemnification by the Company.

     The Company's Articles of Incorporation contain a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with each of its directors and certain executive officers. The Indemnification Agreements set forth certain procedural matters relating to indemnification, including the manner in which an indemnified party may make a claim and the right of an indemnified party to court adjudication of his or her claim if indemnification is denied by the Company.

     The Company has obtained an insurance policy insuring the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the Underwriting Agreement entered into by the Company in connection with its initial public offering of Common Stock and the Underwriting Agreement entered into in connection with the offering of Common Stock by this registration statement and the accompanying Prospectus, the Underwriters thereunder have agreed to indemnify the directors and officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1      --  Form of Underwriting Agreement among the Registrant,
               BancAmerica Robertson Stephens, Hambrecht & Quist LLC and
               The Robinson-Humphrey Company, LLC.
  2.1+     --  Agreement and Plan of Reorganization, dated January 4, 1995, among The Profit Recovery Group, Inc., Fial & Associates,
               Inc. and T. Charles Fial (incorporated by reference to the
               Exhibit of the same number contained in the Registrant's
               Registration Statement on Form S-1 (Registration No.
               333-1086)).
  2.2+     --  Note Purchase Agreement, dated April 27, 1995, among The
               Profit Recovery Group, International, L.P., The Profit
               Recovery Group International I, Inc., T. Charles Fial and
               certain limited partners and purchasers named therein
               (incorporated by reference to the Exhibit of the same number contained in the Registrant's Registration Statement on Form
               S-1 (Registration No. 333-1086)).
  2.3+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and certain individual Stockholders of Alma Intervention S.A. (incorporated by reference to
               Exhibit 2.1(a) of the Registrant's Form 8-K filed with the
               Commission on October 22, 1997).
  2.4+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and certain individual Stockholders of Alma Intervention S.A. (incorporated by reference to
               Exhibit 2.1(b) of the Registrant's Form 8-K filed with the
               Commission on October 22, 1997).
  2.5+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and Epargne Capitalisation
               Intermediare and Epargne Developpement (incorporated by
               reference to Exhibit 2.2 of the Registrant's Form 8-K filed with the Commission on October 22, 1997).
  2.6+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and Sophie Davet (incorporated by
               reference to Exhibit 2.3 of the Registrant's Form 8-K filed with the Commission on October 22, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.7+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and Marc Eisenberg and Eric
               Eisenberg (incorporated by reference to Exhibit 2.4 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.8+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and Banque Internationale a
               Luxembourg S.A. for share capital of Financiere Alma S.A.
               and Alma Intervention S.A. (incorporated by reference to
               Exhibit 2.5 of the Registrant's Form 8-K filed with the
               Commission on October 22, 1997).
  2.9+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France and Banque Internationale a
               Luxembourg S.A for share capital of Alma Intervention S.A.
               (incorporated by reference to Exhibit 2.6 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.10+    --  Warranty Agreement dated as of October 7, 1997 among the
               Company, PRG France, Marc Eisenberg and Eric Eisenberg
               (incorporated by reference to Exhibit 2.7 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.11+    --  Indemnity Escrow and Stock Pledge Agreement dated as of
               October 7, 1997 among the Company, PRG France, Marc
               Eisenberg, Eric Eisenberg, Banque Internationale a
               Luxembourg S.A. and Arnall Golden & Gregory, LLP
               (incorporated by reference to Exhibit 2.8 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  4.1*     --  Specimen Common Stock Certificate (incorporated by reference to the Exhibit of the same number contained in the
               Registrant's Registration Statement on Form S-1
               (Registration No. 333-1086)).
  4.2*     --  Applicable provisions of the Articles of Incorporation and
               Bylaws of the Registrant (incorporated by reference to
               Exhibits 3.1 and 3.2 of the Registrant's Registration
               Statement on Form S-1 (Registration No. 333-1086)).
  5.1      --  Opinion of Long Aldridge & Norman LLP.
 23.1      --  Consent of Long Aldridge & Norman LLP (included in its opinion to be filed as Exhibit 5.1).
 23.2*     --  Consent of KPMG Peat Marwick LLP.
 23.3*     --  Consent of ERNST & YOUNG Entrepreneurs.
 24.1*     --  Powers of Attorney (see signature pages to this Registration
               Statement).


---------------


*  Previously filed.

+ In accordance with Item 601(b)(2) of the Regulation S-K, the Schedules have been omitted and a list briefly describing the schedules is contained at the end of the Exhibit. The Company will furnish supplementally a copy of any omitted schedule to the Commission upon request.

     (b) Financial Statement Schedules.

     All schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 13, 1998.



                                          THE PROFIT RECOVERY GROUP


                                          INTERNATIONAL, INC. (REGISTRANT)



                                          By:        /s/ JOHN M. COOK

                                             -----------------------------------

                                                        John M. Cook


                                               Chairman of the Board and Chief
                                                      Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the date indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                  /s/ JOHN M. COOK                     Chairman of the Board, Chief     March 13, 1998
-----------------------------------------------------    Executive Officer and
                    John M. Cook                         Director (principal executive
                                                         officer)

              /s/ DONALD E. ELLIS, JR.                 Senior Vice                      March 13, 1998
-----------------------------------------------------    President -- Finance,
                Donald E. Ellis, Jr.                     Treasurer and Chief Financial
                                                         Officer (principal financial
                                                         officer)

                /s/ MICHAEL R. MELTON                  Vice President -- Finance        March 13, 1998
-----------------------------------------------------    (principal accounting
                  Michael R. Melton                      officer)

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                  Stanley B. Cohen

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                   Marc Eisenberg

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                   Jonathan Golden

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                  Garth H. Greimann

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                Fred W. I. Lachotzki

                               (Signatures continued on following page)

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                   E. James Lowrey

                          *                            Director                         March 13, 1998
-----------------------------------------------------
                  Michael A. Lustig

                          *                            Vice Chairman and Director       March 13, 1998
-----------------------------------------------------
                    John M. Toma

*By: /s/ JOHN M. COOK
    -------------------------------------------------
                    John M. Cook,
                  Attorney-in-Fact